Exhibit 2.1

AGREEMENT AND PLAN OF MERGER
by and among
INTERMEDIX HOLDINGS, INC.,
R1 RCM INC.,
PROJECT LINKS PARENT, INC.,
PROJECT LINKS MERGER SUB, INC.
and
THOMAS H. LEE EQUITY FUND VI, L.P.,

AS THE SECURITYHOLDER REPRESENTATIVE
Dated as of February 23, 2018

LIST OF EXHIBITS

Exhibits

Exhibit A	Reorganization

Exhibit B	Escrow Agreement

Exhibit C-1	Working Capital - Transaction Accounting Principles

Exhibit C-2	Working Capital Calculation Example

Exhibit D	Letter of Transmittal

Exhibit E	Paying Agent Agreement

Exhibit F	FIRTPA Certificate

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of February 23, 2018 (this “Agreement”), by and among Intermedix Holdings, Inc., a Delaware corporation (the “Company”), R1 RCM Inc., a Delaware corporation (“R1”), Project Links Parent, Inc., a Delaware corporation (“Parent”), Project Links Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and solely in its capacity as the Securityholder Representative, Thomas H. Lee Equity Fund VI, L.P., a Delaware limited partnership (the “Securityholder Representative”).
RECITALS
WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Parent will acquire all the outstanding capital stock of the Company by way of a merger of Merger Sub with and into the Company, with the Company being the surviving corporation (the “Merger”);
WHEREAS, prior to the consummation of the Merger, upon the terms and subject to the conditions set forth in this Agreement, the Company will cause the EMSystems business of the Company, including the EMS Entities, to be held indirectly by a newly formed, wholly owned subsidiary of the Company (“EMS Parent”) substantially in the manner described on Exhibit A hereto (the “Reorganization”);
WHEREAS, following the Reorganization and at the Closing as part of the merger consideration delivered to the Company Stockholders in connection with the Merger, the Company Stockholders will receive the shares of capital stock of EMS Parent in equivalent proportion of their respective ownership interest in the Company as of immediately prior to the Effective Time;
WHEREAS, the Board of Directors of the Company has (i) determined that the Merger and the transactions contemplated hereby are advisable and fair to, and in the best interests of, the Company and the Company Stockholders, (ii) approved and declared advisable (A) the Reorganization and the consummation of the transactions contemplated thereby and (B) this Agreement and the consummation of the transactions contemplated by this Agreement (including the Merger) (collectively, the “Transactions”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the organizational documents of the Company, and (iii) is recommending the adoption of this Agreement by the Company Stockholders; and
WHEREAS, the respective boards of directors or equivalent governing body of each of Parent, R1 and Merger Sub have determined that the Merger is advisable and fair to, and in the best interest of, Parent, R1 and Merger Sub and have adopted this Agreement and approved the consummation of the Transactions in accordance with the DGCL and the respective organizational documents of each of Parent, R1 and Merger Sub.
NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I
DEFINITIONS
1.01    Definitions. Capitalized terms used in this Agreement shall have the meanings set forth in this Agreement. In addition, for purposes of this Agreement, the following terms, when used in this Agreement, shall have the meanings assigned to them in this Section 1.01.
“Action” means any action, claim, charge, complaint, investigation, audit inquiry, suit, arbitration or other proceeding, whether civil or criminal, at Law or in equity, by or before any Governmental Entity.
“Affiliate” means a Person (excluding any portfolio company of private equity funds managed by the Thomas H. Lee Partners, L.P.) that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified Person. A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.
“Aggregate Strike Price” means, for any in-the-money Vested Company Option, the aggregate amount payable by the Company Optionholder in order to fully and validly exercise such Vested Company Option.
“Anti-Corruption Laws” means all U.S. and non-U.S. Laws relating to the prevention of corruption and bribery, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act of 2010.
“ASC 606 Paper” means the Company’s ASC 606 accounting position paper, which accounting position paper will be prepared in accordance with Section 6.24.
“Business Day” means any day other than a Saturday, a Sunday or a day on which banks are required to be closed in New York, New York.
“Cash” means all cash, cash equivalents and marketable securities of the Company or any of the Company Subsidiaries, as determined in accordance with GAAP applied on a basis consistent with the Transaction Accounting Principles, net of any withholding or other Taxes that would be imposed on any such cash of a Company Subsidiary if it were to be distributed or otherwise repatriated to the Company. For the avoidance of doubt, “Cash” shall include (i) the Aggregate Strike Price paid to the Company by any Company Optionholder in connection with the exercise of its Vested Company Options prior to the Effective Time, (ii) customer deposits and (iii) bank overdrafts.
“Client” means any party in a contractual relationship with the Company or any Company Subsidiary.
“Closing Payments” means (i) the payment of the Estimated Cash Merger Consideration in accordance with Section 3.01(a)(iii) and Section 3.03(b), (ii) the payment of the

Securityholder Representative Expense Amount, (iii) the payment of the Company Transaction Expenses in accordance with Section 3.04, and (iv) the repayment of Funded Indebtedness in accordance with Section 3.05.
“Code” means the United States Internal Revenue Code of 1986, as amended.
“Company Benefit Plan” means any “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, whether or not subject to ERISA) and any other pension, retirement, profit sharing, savings, health, welfare, accident, disability, bonus, incentive, commission, stock option, equity or equity-based, deferred compensation, material employment, material consulting, severance, retention, change of control, vacation, paid time off or other material employee benefit or compensation plan, policy, program, arrangement or agreement sponsored, maintained, contributed to, or required to be contributed to by the Company or any of the Company Subsidiaries or with respect to which any of the Company or any of the Company Subsidiaries has any obligation or liability, contingent or otherwise, other than any governmental or other statutorily mandated plan or program.
“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.
“Company Disclosure Schedule” means the disclosure schedule of the Company referred to in, and delivered pursuant to, this Agreement.
“Company Employees” means, collectively, those individuals employed by the Company or any of the Company Subsidiaries immediately following the Closing.
“Company Financial Statements” means (A) (i) audited consolidated statements of income, and cash flows of Intermedix Corporation and its consolidated Subsidiaries for each of the three years ended December 31, 2015, December 31, 2016, and December 31, 2017, respectively, (ii) audited consolidated balance sheets of Intermedix Corporation and its consolidated Subsidiaries as of December 31, 2016 and December 31, 2017, respectively, and (iii) the financial statement notes required for the three-year period ended December 31, 2017; in each of clauses (A)(i) – (A)(iii) other than for the year ended December 31, 2017, as set forth on Section 1.01(a) of the Company Disclosure Schedule, and (B) (i) a pro forma consolidated balance sheet as of December 31, 2017, excluding any amounts related to the systems business transferred to EMS Parent, and (ii) a pro forma consolidated statement of income for the year ended December 31, 2017, excluding the results of the systems business transferred to EMS Parent; provided that the balance sheet as of December 31, 2017 referred to in clause (B)(i) herein and income statement for the year ended December 31, 2017 referred to in clause (B)(ii) herein shall be presented under revenue recognition standard ASC 606 applied in a manner consistent with the ASC 606 Paper; provided, however, that if the conditions precedent set forth in Article VII (other than (x) delivery of the Company Financial Statements pursuant to Section 7.02(g) or (y) those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver, to the extent permitted by applicable Law, of those conditions at such time) are satisfied or waived on or prior to March 30, 2018, “Company Financial Statements” shall mean (X) (i) unaudited consolidated balance sheets of Intermedix Corporation and its consolidated Subsidiaries, as of September 30, 2017, (ii) unaudited consolidated statements of income, and cash flows of Intermedix Corporation and its consolidated Subsidiaries for the nine-month period ended September 30, 2017, (iii) the financial statement notes required for the nine-month ended September 30, 2017, (iv) audited consolidated statements of income, and cash flows of Intermedix Corporation and its consolidated Subsidiaries for each of the three years ended December 31, 2014, December 31, 2015, and December 31, 2016, respectively, (v) audited consolidated balance sheets of Intermedix Corporation and its consolidated Subsidiaries as of December 31, 2015 and December 31, 2016, respectively, and (vi) the financial statement notes required for the three-year period ended December 31, 2016; in each of clauses (X)(i) – (X)(vi), as set forth on Section 1.01(a) of the Company Disclosure Schedule, and (Y) (i) a pro forma consolidated balance sheet as of September 30, 2017, excluding any amounts related to the systems business transferred to EMS Parent, (ii) a pro forma consolidated statement of income for the year ended December 31, 2016, excluding the results of the systems business transferred to EMS Parent, and (iii) an interim consolidated income statement for the nine-month period ended September 30, 2017, excluding the results of the systems business transferred to EMS Parent; provided that, the pro forma consolidated statement of income for the fiscal year December 31, 2016 referred to in clause (Y)(ii) herein shall be presented under Intermedix Corporation’s historical basis of accounting (revenue recognition standard ASC 605) and the balance sheet as of September 30, 2017 referred to in clause (Y)(i) herein and income statement for the nine-month period ended September 30, 2017 referred to in clause (Y)(iii) herein shall be presented under revenue recognition standard ASC 606 applied in a manner consistent with the ASC 606 Paper; in each of clauses (Y)(i) and (Y)(ii), as set forth on Section 1.01(a) of the Company Disclosure Schedule. The financial statements referenced in clauses (B), (Y)(i) and (Y)(iii) hereof shall constitute the “606 Financial Statements”.
“Company Material Adverse Effect” means any effect, fact, development, circumstance, change, condition, state of facts, occurrence or event that (a) has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, results of operations, properties, assets, liabilities or condition (financial or otherwise) of the Company and the Company Subsidiaries, taken as a whole or (b) would, individually or in the aggregate, prevent or materially impair or materially delay beyond the Outside Date the Company’s ability to enter into this Agreement, to perform its obligations hereunder or to consummate the Transactions; provided, however, that, solely with respect to the foregoing clause (a), in no event shall any of the following, alone or in combination, be deemed to constitute a Company Material Adverse Effect, nor shall any change or event relating to any of the following be taken into account in determining whether a Company Material Adverse Effect has occurred or would result: (i) general economic or financial market conditions in any of the geographical areas in which any of the Company and the Company Subsidiaries operate; (ii) conditions generally affecting the industries in which the Company and the Company Subsidiaries operate; (iii) changes in the debt, capital, credit or securities markets, including changes in interest rates and any decline in the price of any security or any market index, (iv) changes in applicable Law or in GAAP after the date of this Agreement; (v) the commencement or material worsening of a war or armed hostilities or other national or international calamity involving the United States whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States; (vi) any earthquake, hurricane, tsunami, tornado, flood, mudslide or other natural disaster, pandemic, weather condition, explosion or fire or other force majeure event or act of God; (vii) any actions taken at the express written (including via email) request of Parent or R1; (viii) any failure, in and of itself, by the Company to meet projections, forecasts, revenue or earnings predictions or other similar forward looking statements for any period ending on or after the date of this Agreement (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Company Material Adverse Effect); and (ix) the execution or announcement of this Agreement or the transactions contemplated hereby, or any public disclosure relating to any of the foregoing, or the impact of any of the foregoing on relationships, contractual or otherwise, with customers, lenders, employees or other Persons with business relationships with the Company or the Company Subsidiaries, or any Governmental Entity; except, in the case of the foregoing clauses (i)-(vi), to the extent such effect, circumstance, change or event has had, or would reasonably be expected to have, a materially disproportionate impact on the Company and the Company Subsidiaries, taken as a whole, compared to other Persons in the industries in which the Company and the Company Subsidiaries conduct their business.
“Company Option” means an option to purchase shares of Company Common Stock granted under the Company Stock Plan or otherwise.
“Company Optionholder” means a holder of a Company Option immediately prior to the Effective Time.
“Company Stockholders” means those Persons holding outstanding shares of Company Common Stock immediately prior to the Effective Time (including, for the avoidance of doubt, any holder of Company Options that exercises such Company Options prior to the Effective Time).
“Company Stockholder Approval” means the affirmative vote or written consent of the holders of at least seventy-five percent (75%) of the then outstanding shares of Company Common Stock, voting or consenting together as a single class, in favor of the adoption of this Agreement.
“Company Stock Plan” means the Intermedix Holdings, Inc. 2010 Stock Option Plan, as amended, restated or supplemented from time to time prior to the date of this Agreement.
“Company Subsidiary” means any Subsidiary of the Company except for the EMS Entities.
“Company Transaction Expenses” means, without duplication, (i) to the extent incurred prior to or in connection with the Closing and remaining unpaid as of the Determination Time, in any event irrespective of whether such amounts are payable at, prior to or after the Closing, the amount of all fees, costs and expenses (including legal, accounting, investment banking, broker’s, finder’s and other professional or advisory fees and expenses) of the Company and the Company Subsidiaries incurred by or on behalf of, or to be paid by, the Company or any Company Subsidiary in connection with the Transactions or any other Contract related thereto, (ii) all bonus, incentive, severance and similar change in control, transaction bonus or retention payments payable to current or former employees, officers, individual service providers, directors, or consultants or independent contractors (who are natural Persons), including severance and client retention bonuses payable pursuant to Transition Plan Addendums, payable as of the Closing arising solely as a result of the Transactions (and excluding (A) any payments that arise as a result of any actions taken by Parent or any of its Affiliates and (B) for the avoidance of doubt, any such amounts included in the definition of “Indebtedness”), any payment in respect of any Company Option that is not an in the money Vested Company Option that is ultimately determined to be payable and the employer portion of any payroll, social security, unemployment and similar Tax imposed on all such amounts in this subsection (ii), (iii) 50% of the documented premium and expenses payable with respect to the RWI Policy and (iv) 50% of the documented and reasonable third party expenses incurred after the date hereof in connection with the preparation of the ASC 606 Paper in an aggregate amount not to exceed One Million Dollars ($1,000,000); provided, that in no event will Company Transaction Expenses include any fees, expenses or other liabilities to the extent incurred by or at the direction of Parent, R1, Merger Sub or any of their Affiliates (including, without limitation, severance payments payable following the Closing as a result of employment terminations effected by Parent or at its direction) or relating to Parent’s, R1’s, Merger Sub’s or their respective Affiliates’ financing, including obtaining any consent or waiver relating thereto, for the Transactions, including any fees payable to any financing institution or lender or the Company’s accountants on behalf of Parent, R1, Merger Sub or their respective Affiliates.
“Competition Laws” means the HSR Act (and any similar Law enforced by any Governmental Entity regarding preacquisition notifications for the purpose of competition reviews), the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and all other federal, state, foreign, multinational or supranational antitrust, competition or trade regulation statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition or effectuating foreign investment.
“Contract” means any written or oral contract, agreement, indenture, note, bond, instrument, lease, conditional sales contract, mortgage, license, binding commitment or other agreement.
“Determination Time” means (i) 11:59 p.m. Eastern Time on the day immediately preceding the Closing Date with respect to the determination of Working Capital or (ii) immediately prior to Closing with respect to the determination of Cash, Indebtedness and Company Transaction Expenses; provided, however, that for purposes of clause (vii) of the definition of Indebtedness, “Determination Time” shall take into account the Reorganization, the distribution of shares of capital stock of EMS Parent pursuant to the Merger, and Tax Attributes that are deductible on the Closing Date, in each case to the extent set forth in clause (vii) of the definition of Indebtedness.
“EMS Entities” means EMSystems LLC, a Delaware limited liability company, Esi Acquisition, Inc., a Delaware corporation, Collaborative Fusion, Inc., a Delaware corporation, and Global Secure Systems Corp., a California corporation, or their respective successors. For the avoidance of doubt, EMS Parent and its Subsidiaries shall be EMS Entities.

“EMS Parent Share Amount” means all of the outstanding shares of capital stock of EMS Parent.
“Encumbrance” means any lien, encumbrance, security interest, pledge, mortgage, hypothecation, charge, license, restriction on transfer of title, easement or other similar encumbrance, except for any restrictions arising under any applicable securities Laws.
“Environmental Laws” means any and all Laws of any Governmental Entity relating to pollution or the protection of the environment or, as it relates to exposure to hazardous or toxic substances, materials or wastes, human or worker health or safety.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.
“ERISA Affiliate” means any Person that, together with the Company or any Company Subsidiary, at any relevant time would be treated as a single employer under Section 414 of the Code.
“Escrow Agreement” means the Escrow Agreement substantially in the form attached hereto as Exhibit B.
“Estimated Cash Merger Consideration” means (i) $460,000,000, minus (ii) the amount of Estimated Indebtedness, minus (iii) the amount of the Estimated Company Transaction Expenses, plus (iv) the amount of Estimated Cash, plus (v) the Estimated Working Capital, minus (vi) the Working Capital Peg, minus (vii) the Securityholder Representative Expense Amount, minus (viii) the Specified Matters Escrow Amount, minus (ix) the Purchase Price Adjustment Escrow Amount.
“Ex-Im Laws” means all U.S. and non-U.S. Laws relating to export, reexport, transfer, and import controls, including, without limitation, the Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.
“Final Cash Merger Consideration” means (i) $460,000,000, minus (ii) the amount of Final Indebtedness, minus (iii) the amount of the Final Company Transaction Expenses, plus (iv) the amount of Final Cash, plus (v) the Final Working Capital, minus (vi) the Working Capital Peg, minus (vii) the Securityholder Representative Expense Amount, minus (viii) the Specified Matters Escrow Amount, minus (ix) the Purchase Price Adjustment Escrow Amount.
“Financing Information” means the information required to be delivered by the Company pursuant to clauses (c)(x), (d)(x), (e)(i)(x), (e)(ii)(x) and (e)(iii)(x) of paragraph (6) of Annex III to the Senior Debt Commitment Letter.
“Financing Sources” means the financial institutions, agents, arrangers and institutional investors that at any time have committed to provide or arrange all or any part of the Debt Financing as parties to the Debt Commitment Letter and/or any joinder agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates, and its and their respective officers, directors, employees, partners, controlling persons, agents and representatives and their respective successors and assigns.
“Fraud” has the meaning set forth on Schedule 1.01(c) hereto.
“Fundamental Representations” means the representations and warranties set forth in Section 4.01 (Organization and Good Standing), Section 4.02(a) and Section 4.02(c) (Capitalization), Section 4.03 (Authority; Execution and Delivery; Enforceability) and Section 4.16 (Brokers and Finders).
“Funded Indebtedness” means the Indebtedness referred to in clauses (i), (ii) and (iii) of the definition of “Indebtedness” immediately prior to the Closing.
“GAAP” means United States generally accepted accounting principles, as in effect from time to time consistently applied.
“Governmental Entity” means any government, any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether foreign, federal, state or local, any self-regulatory organization (including any securities exchange) or any arbitrational tribunal.
“Government Official” means any officer or employee of a Governmental Entity or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any Person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization.
“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, or award entered by or with any Governmental Entity.
“Healthcare Law” means all federal, state and local laws, statutes, rules, regulations, ordinances, codes applicable to health care billing companies, providers and facilities; Payment Programs laws, regulations, conditions of participation, contracts standards, program manuals, policies, rules, procedures, published interpretations and guidance and other requirements; and accreditation standards of any accrediting organization that has issued any of the Company’s or its employees’ accreditations. Healthcare Laws include, without limitation, the following laws: the federal and state Medicaid programs and their implementing regulations and manuals, the Medicare Program and its implementing regulations (42 U.S.C. Sections 1395 to 1395zz and 42 C.F.R. Parts 406-413, 416-418, 420 and 424), the federal False Claims Act (31 U.S.C. §§3729 et seq.), the Federal Health Care Program Anti-Kickback Statute (42 U.S.C. §1320a‑7b(b)), the Federal Physician Self-Referral Law (42 U.S.C. §1395nn), the Federal Administrative False Claims Law (42 U.S.C. §1320a‑7b(a)), the Health Insurance Portability and Accountability Act of 1996 as amended by the Health Information Technology for Economic and Clinical Health Act, as incorporated in the American Recovery and Reinvestment Act of 2009.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Income Tax” means any Tax imposed or determined with reference to gross or net income or profits or other similar Tax, including any such Taxes resulting from the “Tax Cut and Jobs Act of 2017”.
“Income Tax Return” means any Tax Return with respect to Income Taxes.
“Indebtedness” means, with respect to the Company and the Company Subsidiaries, without duplication, (i) the amount of all indebtedness for borrowed money under any credit facilities, (ii) any obligations owed pursuant to bonds (excluding performance bonds or similar instruments), debentures, notes or other similar instruments or debt securities, (iii) any obligation evidenced by any letter of credit or bankers’ acceptance, in each case, solely to the extent drawn as of such time, (iv) all liabilities arising out of interest rate and currency swap, cap and any other such arrangements designed to provide protection against fluctuations in interest or currency rates assuming such instruments are settled as of such time, (v) all capitalized lease obligations, (vi) other than any earnout amounts arising out of or related to the Company’s acquisition of WPC Healthcare, amounts owing as deferred purchase price of, or a contingent payment for, property, goods or services, including any deferred acquisition purchase price or earnout (but excluding trade accounts payable arising in the ordinary course of business and included as a current liability in the calculation of Final Working Capital), (vii) an amount not less than zero for (A) unpaid Income Taxes of the Company and the Company Subsidiaries, including any state franchise Taxes imposed in lieu of Income Taxes, for the taxable year ending on the Closing Date (and, for such purposes, if the taxable period of the Company or any Company Subsidiary (including a partnership or other pass-through entity or a “controlled foreign corporation” (as defined under Section 957 of the Code)) does not end on the Closing Date under applicable Law, such taxable period shall be deemed to terminate at the end of the day on the Closing Date, such that any income Tax liability arising during such Pre-Closing Tax Period is allocated to the holder of each beneficial interest immediately before the end of the short taxable year ending on the Closing Date) and the taxable year ending during 2017 for which the Tax Return had not been filed prior to the Closing Date, (B) Taxes arising under Section 965 of the Code (assuming neither the Company nor any Company Subsidiary has made an election under Section 965(n) of the Code to not apply net operating loss carryovers to the taxable year as described in Section 965(a)) and (C) Taxes payable by reason of the consummation of the Reorganization or the distribution of shares of capital stock of EMS Parent pursuant to the Merger, provided that for purposes of this clause (vii), there shall be taken into account in determining such amount (1) estimated Taxes paid with respect to the Company and the Company Subsidiaries prior to Closing that may, under applicable Law, be applied against any liability for such Taxes (including any estimated Taxes paid for the taxable year ended December 31, 2016 or December 31, 2017 that may be applied, under applicable Law, to Taxes payable for the taxable year that ends on or includes the Closing Date), and (2) Tax Attributes (determined as if any Tax Attributes deductible for a taxable period (or portion thereof) ending on or prior to the Closing Date under applicable Law were deductible at or prior to the Determination Time); (viii) guarantees or other contingent liabilities with respect to any of the foregoing clauses (i) through (vi), (ix) any unpaid principal, premium, accrued and unpaid interest, and prepayment or similar penalties with respect to any of the foregoing clauses (i) through (viii), (x) unpaid employee severance and (xi) unpaid employee bonuses.
“Insurance Provider” means Ambridge Partners LLC.
“Intellectual Property” means all intellectual property and proprietary rights existing anywhere in the world, including trademarks, service marks, corporate names, trade names and Internet domain names, together with the goodwill associated with any of the foregoing, patents, copyrights, copyrightable works, works of authorship, rights in Software, know-how and trade secrets, and all applications and registrations for the foregoing.
“Knowledge of the Company” (or similar phrases) means the actual knowledge of the individuals listed on Section 1.01(b) of the Company Disclosure Schedule.
“Law” means any federal, state or local statute, law (including common law), ordinance, act, rule, regulation, order, writ, injunction, directive, judgment, decree, Governmental Order, ruling or other legally-binding requirement of a Governmental Entity.
“Losses” means, without duplication, any loss, liability, cost, damage, claim, penalty, fine or expense (including interest, penalties, reasonable attorneys' fees and expenses and all reasonable amounts paid in investigation or defense, in settlement and/or enforcement of any claim or action), but excluding any punitive or exemplary damages unless such punitive or exemplary damages are paid or payable by an Indemnified Party to a third party pursuant to a Claim.
“Marketing Period” means the fifteen (15) consecutive Business Day period commencing on the first Business Day after Parent has received the Financing Information; provided that March 30, 2018, April 2, 2018 and May 28, 2018 shall not be included in such 15 consecutive Business Day period (it being understood that such dates shall not reset the fifteen (15) consecutive Business Day period); provided further that if the Company reasonably believes that it has delivered the Financing Information, it may deliver a written notice to Parent to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date specified in such notice, unless Parent in good faith reasonably believes that the Company has not completed delivery of the Financing Information and, within three (3) Business Days after receipt of such notice from the Company, Parent delivers a written notice to the Company to that effect (stating with specificity which Financing Information the Company has not delivered).
“ordinary course of business” means, with respect to any Person, the usual and ordinary course of such Person’s business consistent with past practice.
“Outstanding Stock” means, as of any date, the total number of shares of Company Common Stock outstanding as of such date. For the avoidance of doubt, the Outstanding Stock immediately prior to the Effective Time shall include the shares of Company Common Stock to be issued by the Company to the stockholders of WPC Healthcare, Inc. pursuant to that certain Asset Purchase Agreement, dated March 29, 2017, by and among Intermedix Analytics, LLC, WPC Healthcare, Inc. and the stockholders of WPC Healthcare, Inc.

“Parent Disclosure Schedule” means the disclosure schedule of R1, Parent and Merger Sub referred to in, and delivered pursuant to, this Agreement.
“Parent Fundamental Representations” means the representations and warranties set forth in Section 5.01 (Organization, Standing and Power), Section 5.02 (Authority; Execution and Delivery; Enforceability), and Section 5.08 (Brokers and Finders).
“Parent Material Adverse Effect” means any effect, fact, development, circumstance, change, condition, state of facts, occurrence or event that (a) has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, results of operations, properties, assets, liabilities or condition (financial or otherwise) of Parent and its Subsidiaries, taken as a whole or (b) would, individually or in the aggregate, prevent or materially impair or materially delay beyond the Outside Date Parent’s or Merger Sub’s ability to enter into this Agreement, to perform its obligations hereunder or to consummate the Transactions; provided, however, that, solely with respect to the foregoing clause (a), in no event shall any of the following, alone or in combination, be deemed to constitute a Parent Material Adverse Effect, nor shall any change or event relating to any of the following be taken into account in determining whether a Parent Material Adverse Effect has occurred or would result: (i) general economic or financial market conditions in any of the geographical areas in which any of the Parent and its Subsidiaries operate; (ii) conditions generally affecting the industries in which the Parent and its Subsidiaries operate; (iii) changes in the debt, capital, credit or securities markets, including changes in interest rates and any decline in the price of any security or any market index, (iv) changes in applicable Law or in GAAP after the date of this Agreement; (v) the commencement or material worsening of a war or armed hostilities or other national or international calamity involving the United States whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States; (vi) any earthquake, hurricane, tsunami, tornado, flood, mudslide or other natural disaster, pandemic, weather condition, explosion or fire or other force majeure event or act of God; (vii) any actions taken, or failures to take action, or such other changes or events, in each case, to which the Company has consented in writing (including via email); (viii) any failure, in and of itself, by the Parent to meet projections, forecasts, revenue or earnings predictions or other similar forward looking statements for any period ending on or after the date of this Agreement (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect); and (ix) the execution or announcement of this Agreement or the transactions contemplated hereby, or public disclosure relating to any of the foregoing, or the impact of any of the foregoing on relationships, contractual or otherwise, with customers, lenders, employees or other Persons with business relationships with Parent or Parent’s Subsidiaries, or any Governmental Entity; except, in the case of the foregoing clauses (i)-(vi), to the extent such effect, circumstance, change or event has had, or would reasonably be expected to have, a materially disproportionate impact on the Parent and its Subsidiaries, taken as a whole, compared to other Persons in the industries in which the Parent and its Subsidiaries conduct their business.

“Permitted Encumbrance” means: (i) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, construction and other Encumbrances arising or incurred in the ordinary course of business for amounts which are not delinquent and for which adequate reserves have been established in accordance with GAAP; (ii) Encumbrances for Taxes, utilities and other governmental charges that are not due and payable, or which are being contested in good faith by appropriate proceedings or may thereafter be paid without penalty and with respect to which adequate reserves have been established in accordance with GAAP; (iii) matters of record for registered Encumbrances affecting title to any asset which do not materially impair the occupancy or use of the Leased Real Property or the Owned Real Property for the purposes for which it is currently used; (iv) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities which are not currently violated by the current use and operation of the Leased Real Property or the Owned Real Property; (v) statutory Encumbrances of landlords for amounts not due and payable, are being contested in good faith by appropriate proceedings or may thereafter be paid without penalty and for which adequate reserves have been established in accordance with GAAP; (vi) Encumbrances arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (vii) defects, matters that would be disclosed by an accurate survey or inspection, irregularities or imperfections of title and other Encumbrances which, individually or in the aggregate, do not materially impair the continued use of the asset or property to which they relate; and (viii) Encumbrances that secure obligations that are reflected as liabilities on the Latest Balance Sheet solely to the extent included in Funded Indebtedness.
“Per Share Additional Merger Consideration” means, with respect to each share of Company Common Stock, (i) an amount equal to the quotient of (a) the sum of (1) the Excess Amount, if any, and (2) the portion of the Securityholder Representative Expense Amount, if any, released pursuant to Section 10.15(a), divided by (b) the Outstanding Stock immediately prior to the Effective Time and (ii) the Per Share Remaining Escrow Amount.
“Per Share Closing Cash Amount” means, with respect to each share of Company Common Stock, an amount equal to the quotient of (i) the Estimated Cash Merger Consideration, divided by (ii) the Outstanding Stock immediately prior to the Effective Time.
“Per Share Common Stock Merger Consideration” means, with respect to each share of Company Common Stock, (i) the Per Share Closing Cash Amount, (ii) the Per Share EMS Parent Share Amount and (iii) the Per Share Additional Merger Consideration (if any).
“Per Share EMS Parent Share Amount” means, with respect to each share of Company Common Stock, an amount of shares of the capital stock of EMS Parent equal to the quotient of (i) EMS Parent Share Amount and (ii) the Outstanding Stock immediately prior to the Effective Time.
“Per Share Portion” means a fraction (i) the numerator of which is one, and (ii) the denominator of which is the Outstanding Stock.
“Per Share Remaining Escrow Amount” means, with respect to each share of Company Common Stock, an amount of shares equal to the quotient of (A) the Remaining Purchase

Price Adjustment Escrow Amount, if any, released pursuant to Section 3.06(e)(iii), plus the Remaining Specified Matters Escrow Amount, divided by (B) the Outstanding Stock immediately prior to the Effective Time.
“Person” means an association, a corporation, an individual, a partnership, a limited liability company, an unlimited liability company, a trust or any other entity or organization, including a Governmental Entity.
“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date, and for any Straddle Period, the portion of any such taxable period up to and including the Closing Date.
“Present Fair Salable Value”, when used with respect to a company, means the amount that may be realized if the aggregate assets of such company (including goodwill) are sold as an entirety with reasonable promptness in an arm’s length transaction under present conditions for the sale of comparable business enterprises.
“Purchase Price Adjustment Escrow Amount” means $3,500,000.
“R1 Stockholder Approval” means the written consent of TCP-ASC ACHI Series LLLP.
“Remaining Specified Matters Escrow Amount” means any amounts remaining in the Specified Matters Escrow Account after the resolution and payment of all claims made against the Specified Matters Escrow Amount by Parent, if any, released to the Paying Agent, for further distribution to the Company Stockholders, in each case, pursuant to the terms of the Escrow Agreement.
“Representatives” means with respect to any Person, any of such Person’s officers, directors, managers, employees, shareholders, members, partners, controlling persons, agents, consultants, advisors, and other representatives, including legal counsel, accountants and financial advisors.
“RWI Policy” means the buyer-side representation and warranty insurance policy relating to this Agreement, issued to Parent by the Insurance Provider on the date hereof.
“Sanctioned Country” means any country or region that is, or has been in the last five years, the subject or target of a comprehensive embargo under Sanctions Laws (including, without limitation, Cuba, Iran, North Korea, Sudan, Syria, and the Crimea region of Ukraine).
“Sanctioned Person” means any individual or entity that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (i) any individual or entity listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including, without limitation, the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List, the EU Consolidated List and HM Treasury’s Consolidated List of Financial Sanctions Targets; (ii) any entity that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i); (iii) any Person acting on behalf or or at the direction of any of the Persons mentioned in clauses (i) and (ii); or (iv) any national of a Sanctioned Country.
“Sanctions Laws” means all U.S. and non-U.S. Laws relating to economic or trade sanctions, including, without limitation, the Laws administered or enforced by the United States (including by OFAC), the United Nations Security Council, the European Union, the United Kingdom, Lithuania and all other applicable EU Member States.
“SEC” means the United States Securities and Exchange Commission.
“Securityholder Representative Expense Amount” means $500,000.
“Software” means all computer programs and applications, algorithms, databases, models and methodologies whether in source code or object code, including all documentation relating thereto.
“Solvent”, when used with respect to a company, means that, as of any date of determination, (i) the Present Fair Salable Value of its assets will, as of such date, exceed its debts (including all liabilities, contingent or otherwise) as of such date, (ii) such company will have adequate capital for the business in which it is engaged or proposed to be engaged following such date and (iii) such company will be able to pay its debts as they become absolute and mature, in the ordinary course of business, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its indebtedness, in each case after giving effect to the Transactions. For purposes of the definition of “Solvent” (A) “debt” means liability on a “claim;” and (B) “claim” means (x) any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured or (y) the right to an equitable remedy for a breach in performance if such breach gives rise to a right to payment, whether or not such equitable remedy is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured.
“Specified Matters” means the matters set forth on Section 9.02 of the Company Disclosure Schedules.
“Specified Matters Escrow Amount” means $7,500,000.
“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.
“Subsidiary” of any Person means, on any date, any Person (i) the accounts of which would be consolidated with and into those of the applicable Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date or (ii) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests or more than 50% of the profits or losses of which are, as of such date, owned, controlled or held by the applicable Person or one or more subsidiaries of such Person.
“Tax” means any federal, state, local and foreign taxes, charges, fees, levies or other similar assessments imposed by a Taxing Authority (including, without limitation, income, receipts, ad valorem, value added, excise, base erosion anti-abuse, repatriation transition, minimum tax on global intangibles low-taxed income, real or personal property, sales, occupation, service, stamp, transfer, registration, severance, premium, windfall or excess profits, environmental, customs, duties, use, licensing, withholding, employment, social security, unemployment, disability, payroll, escheat or unclaimed property, share, capital, surplus, alternative, minimum, add-on minimum, estimated, franchise or any other taxes, charges, fees, levies or other similar assessments imposed by a Taxing Authority), whether or not disputed, and whether computed on a separate, consolidated, unitary or combined basis, and includes any interest, fines, penalties, assessments, deficiencies or additions thereto imposed by a Taxing Authority.
“Tax Attributes” means, without duplication, (i) to the extent deductible for Income Tax purposes under applicable Law for a taxable period (or portion thereof) ending on or before the Closing Date, the following items incurred or paid by the Company or the Company Subsidiaries in connection with the transactions contemplated by this Agreement: (a) the Company Transaction Expenses (which, in the case of legal or accounting expenses, are deductible at a “more likely than not” level of comfort); (b) amounts in respect of the vesting, cancellation or exercise, as applicable, of any Company Options; (c) all fees of professionals (including investment bankers and other consultants and advisors) which, in the case of legal and accounting fees, are deductible at a “more likely than not” level of comfort; (d) the capitalized financing costs recovered and expenses incurred and any prepayment premium resulting from the satisfaction of the Indebtedness on the Closing Date or in connection with the Closing; (e) all sale, “stay-around,” retention, change of control or similar bonuses or payments payable to current or former employees, directors or consultants of the Company or any of the Company Subsidiaries as a result of the Transactions to the extent taken into account in the calculation of the Final Cash Merger Consideration or are otherwise economically borne by the Company Stockholders; (f) any payroll Taxes imposed with respect to any of the foregoing to the extent such payroll taxes are taken into account in the calculation of the Final Cash Merger Consideration or are otherwise economically borne by the Company Stockholders; (ii) any and all Tax credits earned under applicable Law in a taxable period (or portion thereof) ending on or before the Closing Date (including, but not limited to, the Work Opportunity Tax Credit for qualified hires prior to the Closing, Enterprise Zone Tax Credits, research credits, and minimum tax credits arising by reason of alternative minimum tax paid for taxable years ending on or before the Closing Date and other similar credits); and (iii) any unused net operating loss carryforwards of the Company or any Company Subsidiary for any taxable year ending on or before the Closing Date. For the purposes of this definition, Parent shall cause the Company and the Company Subsidiaries to make a safe harbor election under Revenue Procedure 2011-29, 2011 18 IRB, with respect to any item described in this definition that constitutes a “success based” fee.
“Tax Return” means any return, report, declaration, information return or other document filed or required to be filed with any Taxing Authority with respect to Taxes, including any amendments thereof and any attachments or schedules thereto.

“Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision.
“Transaction Accounting Principles” means those principles set forth on Exhibit C-1.
“Transaction Agreements” means this Agreement and all other agreements and instruments executed by R1, Parent, Merger Sub, the Company and/or the Securityholder Representative at or prior to the Closing pursuant to this Agreement.
“Transfer Taxes” means any sales, use, goods and services, stock transfer, real property transfer, transfer, stamp, registration, documentary, recording or similar duties or taxes together with any interest thereon, penalties, fines, fees, additions to tax or additional amounts with respect thereto incurred in connection with the transactions contemplated hereby.
“Vested Company Options” means the Company Options that are vested and exercisable in accordance with the terms of the applicable nonqualified stock option agreements pursuant to which they were granted.
“Working Capital” means, the working capital of the Company and the Company Subsidiaries, as of the Determination Time, calculated consistent with the calculation set forth on Exhibit C-2 and the Transaction Accounting Principles. For the avoidance of doubt, (x) current assets shall include net accounts receivable and notes receivable and (y) current liabilities shall include accounts payable, accrued payroll and accrued benefits. Such calculation is included for reference purposes only, and notwithstanding anything to the contrary, neither the Company nor any other Person makes any representation or warranty, and will not incur any liability, in respect thereof.
“Working Capital Peg” means $14,075,000.
1.02    Other Defined Terms. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
280G Approval	Section 6.25
606 Financial Statements	Definition of Company Financial Statements
Acquisition Transaction	Section 6.20
Agreement	Preamble
Alternative Financing	Section 6.12(e)
Appraisal Shares	Section 3.01(b)
Ascension Health	Section 7.02(h)
Ascension Measurement Date	Section 8.01(h)

Term	Section
Ascension Termination Fee	Section 8.03(a)
Audited Financial Statements	Section 4.05
Breach	Section 4.20(e)
Certificate of Merger	Section 2.02
Claim	Section 9.03(a)
Closing	Section 2.02
Closing Date	Section 2.02
Closing Statement	Section 3.06(a)
Commitment Letters	Section 5.05(a)
Company	Preamble
Company Benefit Plan	Section 4.13
Company Material Contracts	Section 4.18(b)
Company Proprietary Software	Section 4.09(e)
Company Related Party	Section 8.03(c)
Company Systems	Section 4.09(h)
Confidentiality Agreement	Section 6.07
Debt Commitment Letter	Section 5.05(a)
Debt Financing	Section 5.05(a)
Debt Financing Commitments	Section 5.05(a)
Deficiency Amount	Section 3.06(e)(i)
DGCL	Recitals
Direct Claim	Section 9.03(a)
Effective Time	Section 2.03
EMS Parent	Recitals
EMS Parent Stock Value	Section 6.18(g)
EMS Stockholders Agreement	Section 3.02(a)
EMS Valuation	Section 6.18(g)
Enforceability Exceptions	Section 4.03(b)
Environmental Permits	Section 4.15
Escrow Agent	Section 3.07
Estimated Cash	Section 3.03(a)
Estimated Closing Statement	Section 3.03(a)
Estimated Company Transaction Expenses	Section 3.03(a)
Estimated Indebtedness	Section 3.03(a)
Estimated Working Capital	Section 3.03(a)
Excess Amount	Section 3.06(e)(ii)
Fee Letter	Section 5.05(a)
Final Cash	Section 3.06(c)
Final Company Transaction Expenses	Section 3.06(c)
Final Indebtedness	Section 3.06(c)
Final Working Capital	Section 3.06(c)
Financial Statements	Section 4.05

Term	Section
Financing	Section 5.05(a)
Financing Commitments	Section 5.05(a)
FIRPTA Certificate	Section 6.15
Governmental Filings	Section 4.04(b)
Healthcare Permits	Section 4.20(g)
HHS	Section 4.20(b)
Indemnified Individuals	Section 6.10(a)
Indemnified Parties	Section 9.02
Indemnifying Party	Section 9.03(a)
Insurance Policies	Section 4.10
Interim Financial Statements	Section 4.05
Latest Balance Sheet	Section 4.05
Latest Balance Sheet Date	Section 4.05
Leased Real Property	Section 4.08(a)
Leases	Section 4.08(a)
Lenders	Section 5.05(a)
Letter of Transmittal	Section 3.02(a)
Merger	Recitals
Merger Sub	Preamble
Non-Recourse Party	Section 10.16
Notice of Disagreement	Section 3.06(b)
Outside Date	Section 8.01(a)
Owned Real Property	Section 4.08(a)
Parent	Preamble
Parent Related Party	Section 8.03(c)
Paying Agent	Section 3.02(b)
Paying Agent Agreement	Section 3.02(b)
Payment Programs	Section 4.20(c)
Permits	Section 4.13(a)
Privacy and Security Policies and Procedures	Section 4.20(e)
Purchase Price Adjustment Escrow Account	Section 3.07
Referee	Section 3.06(c)
Referee Dispute Notice	Section 3.06(c)
Registered Intellectual Property	Section 4.09(a)
Related Party Transactions	Section 4.19
Remaining Purchase Price Adjustment Escrow Amount	Section 3.06(e)(iii)
Reorganization	Recitals
Replacement Financing	Section 6.12(c)
Required Amount	Section 5.05(b)
Reverse Termination Fee	Section 8.03(a)
Review Period	Section 3.06(b)
Section 262	Section 3.01(b)

Term	Section
Securityholder Representative	Preamble
Seller Group	Section 10.17
Senior Debt Commitment Letter	Section 5.05(a)
Specified Shares	Section 3.01(a)(iii)
Specified Matters Escrow Account	Section 3.07
Subordinated Debt Commitment Letter	Section 5.05(a)
Surviving Corporation	Section 2.01
Surviving Covenants	Section 9.01
Termination Fees	Section 8.03(a)
Third-Party Claim	Section 9.03(a)
Trade Control Laws	Section 4.22(a)
Waiving Parties	Section 10.17
Waived 280G Payments	Section 6.25

ARTICLE II
THE MERGER
2.01    The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”), and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL.
2.02    Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Weil, Gotshal & Manges LLP, located at 100 Federal Street, 34th Floor, Boston, MA, 02210 at 10:00 a.m. Eastern Time, on the third (3rd) Business Day after the later of (a) the day on which the conditions precedent set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver, to the extent permitted by applicable Law, of those conditions at such time) are satisfied or waived in accordance with this Agreement (the “Closing Conditions Satisfaction Date”), or at such other place and time or on such other date as the parties hereto may mutually agree in writing and (b) the earlier of (i) a date during the Marketing Period to be specified by Parent, and (ii) the final day of the Marketing Period (subject, in the case of each of the sub-clauses (i) and (ii) of this clause (b), to the full satisfaction or due waiver of all the closing conditions set forth in Article VII (other than those to be satisfied at the Closing)); provided that if on the Closing Conditions Satisfaction Date the 606 Financial Statements have not been finalized, then the Closing will not occur until the first Business Day after the later of (i) the date that is fifteen (15) calendar days after the Closing Conditions Satisfaction Date and (ii) the final day of the Marketing Period, subject in each case to the full satisfaction or due waiver of all the closing conditions set forth in Article VII (other than those to be satisfied at the Closing). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

2.03    Effective Time. In connection with the Closing, the Company and Merger Sub shall duly execute and file a certificate of merger (the “Certificate of Merger”) in accordance with the applicable provisions of the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Office of the Secretary of the State of the State of Delaware, unless Parent and the Company shall agree and specify a subsequent date or time in the Certificate of Merger, in which case the Merger shall become effective at such subsequent date or time (the time the Merger becomes effective being the “Effective Time”).
2.04    Effects of the Merger. At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the DGCL.
2.05    Certificate of Incorporation and Bylaws. Effective upon the Effective Time, the certificate of incorporation of the Company shall be amended and restated to read in the same manner as the certificate of incorporation of Merger Sub and as so amended shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable Law. Effective upon the Effective Time, the bylaws of the Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until amended in accordance with applicable Law.
2.06    Directors and Officers. The directors and officers of Merger Sub shall, from and after the Effective Time, become the directors and officers of the Surviving Corporation until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and applicable Law.
ARTICLE III
EFFECT OF THE MERGER
3.01    Effect of the Merger on Capital Stock and Company Options.
(a)    At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub:
(i)    Each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub shall automatically be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.
(ii)    Each share of Company Common Stock that is owned by (A) the Company or (B) any of Parent or Merger Sub (or any of Parent’s or Merger Sub’s respective Affiliates) shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii)    Each issued and outstanding share of Company Common Stock (other than (A) shares of Company Common Stock to be cancelled in accordance with Section 3.01(a)(ii) and (B) the Appraisal Shares (such shares identified in the immediately preceding clauses (A) and (B), the “Specified Shares”)), shall be converted into, and shall thereafter represent the right of the holder thereof to receive, subject to Section 3.02(a) and Section 3.08, the Per Share Common Stock Merger Consideration. At the Effective Time, all shares of Company Common Stock issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each Company Stockholder shall cease to have any rights with respect to such Company Common Stock except the right to receive the Per Share Common Stock Merger Consideration.
(iv)    Each Company Option issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, be cancelled without consideration and shall have no further force or effect.
(b)    Notwithstanding anything in this Agreement to the contrary, shares (the “Appraisal Shares”) of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any Company Stockholder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive the Per Share Common Stock Merger Consideration as provided in Section 3.01(a)(iii), but instead such holder shall be entitled to payment of the fair value of such shares in accordance with the provisions of Section 262. At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Appraisal Shares in accordance with the provisions of Section 262. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 shall cease and each such Appraisal Share shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Per Share Common Stock Merger Consideration as provided in Section 3.01(a)(iii). The Company shall deliver prompt written notice to Parent of any demands for appraisal of any shares of Company Common Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands; provided, that, prior to the Closing, the Company and, following the Closing the Surviving Corporation, shall be entitled to direct and control all negotiations and proceedings with respect to any demand for appraisal in accordance with the DGCL, including all hearings and trials before the Delaware Court of Chancery pursuant to Section 262 and shall keep Parent (for any such proceedings pre-Closing) or the Securityholder Representative (for any such proceedings post-Closing), as applicable, informed of the status of any such negotiations and proceedings; provided, further, that, prior to the Closing, Parent and the Securityholder Representative shall jointly consent (such consent not to be unreasonably withheld, conditioned or delayed) to any payment with respect to, or settlement offer or agreement with respect to, any such demand or proceeding. Except with the prior written consent of Parent and the

Securityholder Representative, the Company shall not make any payment with respect to, or settle or offer to settle, any such demands for appraisal, or agree to do any of the foregoing.
3.02    Exchange Procedures.
(a)    As soon as reasonably practicable after the date hereof, the Company shall mail or cause to be mailed or otherwise delivered to each Company Stockholder a copy of the stockholders agreement of EMS Parent (the “EMS Stockholders Agreement”) and a Letter of Transmittal, substantially in the form of Exhibit D attached hereto (the “Letter of Transmittal”) which, for the avoidance of doubt, shall include the obligation of each Company Stockholder to agree to Section 10.15 of this Agreement, together with any notice required pursuant to Section 262 and a request to have such Company Stockholder deliver an executed completed Letter of Transmittal and an executed IRS Form W-9 or appropriate IRS Form W-8, as applicable, together with any other documentation expressly required by its terms to be provided in connection with the Letter of Transmittal, to the Paying Agent. Upon the delivery of a duly executed counterpart of the EMS Stockholders Agreement and Letter of Transmittal, together with any other documentation expressly required by its terms to be provided in connection with the Letter of Transmittal, completed in accordance with the instructions thereto, each such Company Stockholder shall be entitled to receive, at or after the Effective Time, subject to the terms and conditions hereof, the Per Share Common Stock Merger Consideration in respect of each of its, his or her shares of Company Common Stock (other than Specified Shares) in accordance with Section 3.01(a)(iii), Section 3.02(b), and Section 3.06. The Paying Agent and the Company shall provide the Securityholder Representative and Parent with a copy of each Letter of Transmittal it receives prior to or as of the Effective Time.
(b)    SRS Acquiom shall act, at Parent’s expense, as paying agent (the “Paying Agent”) in effecting the exchanges of Company Common Stock provided for herein pursuant to the Paying Agent Agreement, which will be substantially in the form attached hereto as Exhibit E, between Parent, the Securityholder Representative and the Paying Agent (the “Paying Agent Agreement”). Following delivery of a duly executed Letter of Transmittal in accordance with the instructions thereto and Section 3.02(a) above and an executed IRS Form W-9 or appropriate IRS Form W-8, as applicable, each Company Stockholder shall be entitled to receive (and Parent shall direct the Paying Agent to pay), in exchange for each share of Company Common Stock such Company Stockholder holds (other than any Specified Shares), by wire transfer of same day funds (with respect to any cash proceeds) on the Closing Date (if such Company Stockholder has delivered such Letter of Transmittal at least three Business Days prior to the Closing Date) or after the Closing, within three Business Days of receipt of such Letter of Transmittal, (A) the Per Share Closing Cash Amount and (B) the Per Share Additional Merger Consideration, if any, at the time of its distribution pursuant to this Agreement.
3.03    Estimated Cash Merger Consideration; Certain Closing Date Payments.
(a)    Estimated Closing Statement. At least three Business Days prior to the Closing Date, the Company shall deliver to Parent (i) an estimated consolidated balance sheet of the Company as of the Determination Time, prepared in accordance with GAAP and utilizing the Transaction Accounting Principles, and (ii) a statement (the “Estimated Closing Statement”) setting forth the Company’s good faith calculation of the Estimated Cash Merger Consideration, including (A) the estimated amount of Working Capital (the “Estimated Working Capital”), (B) the estimated amount of Indebtedness (the “Estimated Indebtedness”), (C) the estimated amount of Cash (the “Estimated Cash”), and (D) the estimated amount of the Company Transaction Expenses (the “Estimated Company Transaction Expenses”), in each case, as of the Determination Time, based on the books and records of the Company and the Company Subsidiaries, together with reasonable supporting detail of each of the calculations set forth in the Estimated Closing Statement. Parent shall be entitled to review the Estimated Closing Statement prior to the Closing and to submit comments thereon to the Company. The Company shall consider in good faith any such comments and may (but is not required to) revise the Estimated Closing Statement prior to the Closing to reflect such comments. To the extent the Company does not accept Parent’s comments, the Estimated Closing Statement shall be in the form initially presented to Parent pursuant to this Section 3.03(a). No comments delivered by Parent, or Parent’s failure to deliver any comments, will be deemed to constitute any waiver or release of any of Parent’s rights under this Agreement, including Section 3.06.
(b)    Certain Closing Date Payments. In each case subject to the terms and conditions of this Agreement, at the Effective Time:
(i)    Parent and R1 shall deposit, or cause to be deposited, with the Paying Agent in accordance with the Paying Agent Agreement cash representing the Estimated Cash Merger Consideration for further payment by the Paying Agent to each Company Stockholder in an amount equal to each such Company Stockholder’s Per Share Closing Cash Amount, respectively, in respect of the shares of Company Common Stock held by such Company Stockholder (other than the Specified Shares);
(ii)    Parent and R1 shall deliver, or cause to be delivered, to the Escrow Agent, (A) the Purchase Price Adjustment Escrow Amount to secure any payment required pursuant to Section 3.06(e)(i) and (B) the Specified Matters Escrow Amount to secure any indemnification obligations of the Company Stockholders relating to the Specified Matters required pursuant to Article IX, or, if applicable, any payment required pursuant to Section 3.06(e)(i), in each case, to be held by the Escrow Agent in accordance with the terms of the Escrow Agreement;
(iii)    Parent and R1 shall deliver, or cause to be delivered, to an account specified by the Securityholder Representative to Parent no later than three Business Days prior to the Closing, the Securityholder Representative Expense Amount in cash, to be held and disbursed in accordance with this Agreement; and
(iv)    The Company shall deliver, or cause to be delivered, to each Company Stockholder the certificates or evidence of book-entry shares representing the number of shares of capital stock of EMS Parent equal to the Per Share EMS Parent Share Amount relating to each share of Company Common Stock payable at Closing pursuant to Section 3.01(a)(iii).
(c)    All consideration paid upon the surrender of Company Common Stock (other than in respect of the Specified Shares) in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock. From and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.
(d)    None of Parent, R1, Merger Sub, the Company, the Securityholder Representative or any other Person shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
3.04    Company Transaction Expenses. Simultaneously with the Closing, by wire transfer of immediately available funds on behalf of the Company and the Company Subsidiaries, Parent and R1 shall pay, or cause to be paid, the Company Transaction Expenses in accordance with wire transfer instructions provided by each payee thereof and delivered to Parent by the Company in writing not less than three Business Days prior to the Closing Date.
3.05    Funded Indebtedness. Simultaneously with the Closing, Parent and R1 shall (i) repay, or cause to be repaid, on behalf of the Company, the Funded Indebtedness as set forth on Section 3.05 of the Company Disclosure Schedule by wire transfer of immediately available funds in accordance with wire transfer instructions set forth in payoff letters provided to Parent by the Company and (ii) backstop or provide other necessary credit support with respect to any outstanding letters of credit. Such payoff letters shall be in form and substance reasonably satisfactory to Parent and shall, among other things include the payoff amount and provide that Encumbrances (and guarantees) (other than credit support provided in respect of outstanding letters of credit), if any, granted in connection therewith shall, upon the payment of the amount set forth in the applicable payoff letter and the backstop or provision of other necessary credit support with respect to any outstanding letters of credit in accordance with clause (ii) above at the Closing, be released and terminated.
3.06    Post-Closing Determination of Merger Consideration Adjustment; Transaction Accounting Principles.
(a)    Within 90 days after the Closing Date, Parent shall deliver to the Securityholder Representative (i) an unaudited consolidated balance sheet of the Company as of the Determination Time, prepared in accordance with GAAP and utilizing the Transaction Accounting Principles, and (ii) a statement (the “Closing Statement”) setting forth Parent’s good faith calculation of the Company’s Working Capital, Indebtedness, Cash and Company Transaction Expenses, in each case, as of the Determination Time, together with reasonable supporting detail of each of the calculations set forth in the Closing Statement.
(b)    During the 45 days immediately following the Securityholder Representative’s receipt of the Closing Statement (the “Review Period”) and prior to the appointment of the Referee, the Securityholder Representative and its Representatives shall be permitted, at reasonable times and following reasonable advance notice, to review Parent’s and R1’s working papers and the working papers of Parent’s and R1’s independent accountants, if any, relating to the preparation of the Closing Statement and the calculation of Working Capital, Indebtedness,

Cash and Company Transaction Expenses therein, as well as the relevant books and records of the Company, relating to the preparation of the Closing Statement and the calculation of Working Capital, Indebtedness, Cash and Company Transaction Expenses therein; provided, however, that the independent accountants of Parent and R1 shall not be obligated to make any working papers available to the Securityholder Representative unless and until the Securityholder Representative has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants. The Securityholder Representative shall notify Parent in writing (the “Notice of Disagreement”) prior to the expiration of the Review Period if the Securityholder Representative disagrees with the Closing Statement or the Working Capital, Indebtedness, Cash or Company Transaction Expenses set forth therein. The Notice of Disagreement shall set forth in reasonable detail the basis for such disagreement, the amounts involved and the Securityholder Representative’s determination of the amount of the Working Capital, Indebtedness, Cash and Company Transaction Expenses, in each case, as of the Determination Time, together with reasonably detailed supporting documentation.
(c)    During the 30 days immediately following the delivery of a Notice of Disagreement, the Securityholder Representative and Parent shall seek in good faith to resolve any disagreement that they may have with respect to the matters specified in the Notice of Disagreement. If no Notice of Disagreement is received by Parent on or prior to the expiration date of the Review Period, then the Closing Statement and the Working Capital, Indebtedness, Cash and Company Transaction Expenses set forth in the Closing Statement shall be deemed to have been accepted by the Securityholder Representative and shall become final and binding upon Parent and the Company Stockholders. If the parties cannot agree on the Working Capital, Indebtedness, Cash and Company Transaction Expenses within such 30 day period, the Working Capital, Indebtedness, Cash and/or Company Transaction Expenses, in each case, solely to the extent not agreed between the Securityholder Representative and Parent, shall be determined by PricewaterhouseCoopers (such firm or any replacement firm appointed pursuant to the terms of this Section 3.06(c), the “Referee”). The Securityholder Representative and Parent shall furnish the Referee with a statement setting forth the items from the Notice of Disagreement which are still in dispute (the “Referee Dispute Notice”); provided, that all items which are not in dispute, and thus not included on the Referee Dispute Notice and/or Notice of Disagreement, shall be considered final and binding. In the event that PricewaterhouseCoopers refuses or is otherwise unable to act as the Referee, the Securityholder Representative and Parent shall cooperate in good faith to appoint an independent certified public accounting firm in the United States of national recognition mutually agreeable to the Securityholder Representative and Parent, in which event “Referee” shall mean such firm. Within 30 days after the submission of such matters to the Referee, or as soon as practicable thereafter, the Referee, acting as an expert and not as an arbiter, will make a final determination (based only on the terms and definitions in this Agreement and the information provided by the Securityholder Representative and Parent (and not by independent review)), binding on the Securityholder Representative and Parent, of the appropriate amount of each of the line items in the Closing Statement as to which there is disagreement as specified in the Referee Dispute Notice. With respect to each disputed line item, such determination, if not determined to be the position of either the Securityholder Representative or Parent, shall not be in excess of the higher, nor less than the lower, of the amounts specified by either the Securityholder Representative in the Notice of Disagreement or Parent in the Closing Statement with respect to such disputed line item. For the avoidance of doubt, the

Referee shall not review any line items or make any determination with respect to any matter other than those matters in the Referee Dispute Notice that are in dispute. The statement of each of Working Capital, Indebtedness, Cash and Company Transaction Expenses, in each case, as of the Determination Time, and the determination of the Working Capital, Indebtedness, Cash and Company Transaction Expenses therefrom that are final and binding on the Securityholder Representative and Parent, as determined either through agreement of the Securityholder Representative and Parent (deemed in accordance with the second sentence of this Section 3.06(c) or otherwise evidenced in writing and executed by each of the Securityholder Representative and Parent) or through the determination of the Referee pursuant to this Section 3.06(c) are referred to herein as the “Final Working Capital,” “Final Indebtedness,” “Final Cash,” and “Final Company Transaction Expenses,” respectively. During the review by the Referee, the Securityholder Representative, Parent and R1 shall each make available to the Referee such individuals and such information, books, records and work papers, as may be reasonably requested by the Referee to fulfill its obligations under this Section 3.06(c); provided, however, that the independent accountants of the Securityholder Representative, R1 or Parent shall not be obligated to make any working papers available to the Referee unless and until the Referee has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants.
(d)    The cost of the Referee’s review and determination shall be borne on a proportionate basis by Parent and R1, on the one hand, and the Company Stockholders, on the other (whose share shall be paid on their behalf by the Securityholder Representative from the Securityholder Representative Expense Amount), based on the percentage which the portion of the contested amount not awarded in favor of each such Person bears to the aggregate amount actually contested.
(e)    The Final Cash Merger Consideration shall be calculated by using the Final Working Capital, Final Indebtedness, Final Cash, the Final Company Transaction Expenses and otherwise using the components of Estimated Cash Merger Consideration as set forth in the definition of Estimated Cash Merger Consideration.
(i)    If the Final Cash Merger Consideration is less than the Estimated Cash Merger Consideration paid at the Closing (such amount, the “Deficiency Amount”), Parent shall be entitled to promptly receive, and Parent and the Securityholder Representative shall deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to make payment to Parent within five Business Days after the Final Working Capital, Final Indebtedness, Final Cash and Final Company Transaction Expenses have been agreed upon (deemed in accordance with the second sentence of Section 3.06(c) or otherwise evidenced in writing and executed by each of the Securityholder Representative and Parent) or determined by the Referee, in either case in accordance with Section 3.06(c), from the Purchase Price Adjustment Escrow Account in an amount equal to such Deficiency Amount; provided, however, (x) if the Deficiency Amount exceeds the Purchase Price Adjustment Escrow, then Parent shall have the right to request the Securityholder Representative to provide joint written instructions to the Escrow Agent to release an amount equal to the balance of such shortfall from the Specified Matters Escrow Amount and (y) such Deficiency

Amount shall be satisfied solely and exclusively from the Purchase Price Adjustment Escrow Amount and the Specified Matters Escrow Amount held by the Escrow Agent and in no event shall the Company, any Company Subsidiary or any Company Stockholder have any obligation or liability to Parent in excess of the Purchase Price Adjustment Escrow Amount and the Specified Matters Escrow Amount.
(ii)    If the Final Cash Merger Consideration is greater than the Estimated Cash Merger Consideration paid at the Closing (such amount, the “Excess Amount”), (x) Parent shall pay within five Business Days after the Final Working Capital, Final Indebtedness, Final Cash and Final Company Transaction Expenses have been agreed upon (deemed in accordance with the second sentence of Section 3.06(c) or otherwise evidenced in writing and executed by each of the Securityholder Representative and Parent) or determined by the Referee in accordance with Section 3.06(c), the Excess Amount payable to the Company Stockholders by wire transfer of same day funds to the Paying Agent (on behalf of and as agent of the Company Stockholders) for delivery to the Company Stockholders in accordance with Section 3.06(f) and (y) Parent and the Securityholder Representative shall deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to release the Purchase Price Adjustment Amount to the Paying Agent (on behalf of and as agent of the Company Stockholders) for delivery to the Company Stockholders in accordance with Section 3.06(f).
(iii)    If any Purchase Price Adjustment Escrow Amount remains in the Purchase Price Adjustment Escrow Account after the payment of the Deficiency Amount, then Parent and the Securityholder Representative shall deliver joint written instructions the Escrow Agent to release the remaining Purchase Price Adjustment Escrow Amount (the “Remaining Purchase Price Adjustment Escrow Amount”) to the Paying Agent (on behalf of and as agent of the Company Stockholders) for delivery to the Company Stockholders in accordance with Section 3.06(f).
(iv)    Parent and the Securityholder Representative hereby agree to deliver joint written instructions to the Escrow Agent in accordance with the Escrow Agreement to deliver promptly from the Purchase Price Adjustment Escrow Account all funds to be delivered in accordance with this Section 3.06(e).
(f)    All payments made to the Paying Agent (on behalf of the Company Stockholders) pursuant to and in accordance with Section 3.06(e) shall be further paid to each Company Stockholder, (1) in the case of Section 3.06(e)(ii), an amount equal to the product of (A) the Per Share Portion, multiplied by (B) the aggregate amount payable pursuant to Section 3.06(e)(ii) multiplied by (C) the aggregate number of such shares of Company Common Stock held by such Company Stockholder immediately prior to the Effective Time (other than the Specified Shares) without interest and (2) in the case of Section 3.06(e)(iii), the Per Share Remaining Escrow Amount in respect of the Company Common Stock held by such Company Stockholder.
(g)    Transaction Accounting Principles. Each of the Estimated Closing Statement (including the Estimated Working Capital, Estimated Indebtedness, Estimated Cash and Estimated Company Transaction Expenses), the Closing Statement (including the Working Capital,

Indebtedness, Cash and Company Transaction Expenses) and the Final Cash Merger Consideration shall be prepared and calculated in accordance with the definitions of such terms contained in this Agreement and the Transaction Accounting Principles, except that the Estimated Closing Statement and the Closing Statement (and all calculations set forth in each, including the calculation of the Estimated Cash Merger Consideration and the Final Cash Merger Consideration) shall be based on facts and circumstances as they exist up to the Determination Time (or such other applicable calculation time as expressly set forth herein or, with respect to the calculation of Indebtedness, as set forth in clause (vii) of such definition) and shall exclude the effect of any act or event occurring after the Determination Time (or such other applicable calculation time as expressly set forth herein or, with respect to the calculation of Indebtedness, as set forth in clause (vii) of such definition).
3.07    Escrow. In accordance with Section 3.03(b)(ii), Parent and R1 shall deliver to SRS Acquiom (the “Escrow Agent”), as agent to Parent and the Securityholder Representative (on behalf of the Company Stockholders), the Purchase Price Adjustment Escrow Amount and the Specified Matters Escrow Amount in accordance with the provisions of Section 3.03(b)(ii), which Purchase Price Adjustment Escrow Amount shall be held by the Escrow Agent in a purchase price adjustment escrow account (the “Purchase Price Adjustment Escrow Account”) and which Specified Matters Escrow Amount shall be held by the Escrow Agent in a compliance escrow account (the “Specified Matters Escrow Account”), in each case, pursuant to the provisions of the Escrow Agreement, and used for purposes of any payments payable to Parent or the Securityholder Representative (on behalf of the Company Stockholders) pursuant to Section 3.06 and Article IX.
3.08    Withholding Tax. Each of Parent, Merger Sub, the Company and their respective agents and designees, as applicable, (including the Paying Agent) shall be entitled to deduct and withhold from any payment pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld and timely remitted to the appropriate Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such holders in respect of which such deduction and withholding was made; provided, however, that before making any such deduction or withholding (other than with respect to any compensatory payment), Parent shall use commercially reasonable efforts to give the Securityholder Representative reasonable advance notice of any anticipated withholding (together with the legal basis therefor), provide the applicable Person with sufficient opportunity to provide any forms or other documentation or take such other reasonable steps in order to avoid such withholding, and the Securityholder Representative and Parent will reasonably cooperate in good faith to attempt to reduce any amounts that would otherwise be deducted and withheld pursuant to this Section 3.08.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF COMPANY
Except as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent, R1 and Merger Sub as follows:
4.01    Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and each

Company Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation. The Company and each of the Company Subsidiaries (a) has all requisite power and authority to own and lease its assets and to operate its business as the same are now being owned, leased and operated and (b) is duly qualified or licensed and in good standing to do business as a foreign entity in each jurisdiction in which the nature of its business or its ownership of its properties requires it to be so qualified or licensed, except in each case where the failure to have such power or authority or be so qualified or licensed or in good standing would not be reasonably expected to, individually or in the aggregate, adversely affect the businesses of the Company and the Company Subsidiaries, taken as a whole, in any material respect. The Company has delivered or made available to Parent a true, complete and correct copy of the certificates of incorporation and bylaws or comparable governing documents, as currently in effect (including all amendments thereto), for the Company and each of the Company Subsidiaries and neither the Company nor any of the Company Subsidiaries is in default under or in violation of any provision of such certificates of incorporation, bylaws or comparable governing documents.
4.02    Capitalization.
(a)    The authorized capital stock of the Company consists of 4,500,000 shares of Company Common Stock. As of the date hereof, there are (i) 3,650,585 shares of Company Common Stock outstanding and (ii) 674,715 shares of Company Common Stock issuable upon the exercise of outstanding Company Options (whether or not presently exercisable), of which 410,324 are fully vested and exercisable and 264,391 are not fully vested nor exercisable. A true, complete and correct list as of the date hereof of the holders of all shares of Company Common Stock and Company Options and the number of such shares of Company Common Stock and/or Company Options such holders own is set forth on Section 4.02(a) of the Company Disclosure Schedule, provided that, with respect to Company Options, Section 4.02(a) of the Company Disclosure Schedules shall provide, on an individual by individual and grant by grant basis, the date of grant, number of Company Options granted, the exercise price of such Company Options, the vesting schedule and current vesting status of each Company Option, and the intended treatment of the Company Option in connection with the transactions contemplated by this Agreement. Except as set forth above, there are no shares of capital stock or other equity securities of the Company issued, reserved for issuance or outstanding. All of the outstanding shares of capital stock of the Company have been, and any shares of capital stock of the Company issuable upon the exercise of Company Options will be, duly authorized and validly issued free and clear of Encumbrances (except for Permitted Encumbrances), and are or will be fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right provided for in the DGCL, the certificate of incorporation or the bylaws of the Company, each as amended, or any Contract to which the Company is a party or otherwise bound. Except as set forth above or on Section 4.02(a) of the Company Disclosure Schedule, as of the date of this Agreement, there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, preemptive rights, puts, calls, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company or any of the Company Subsidiaries is a party or by which any of them is bound (i) obligating the Company or any of the Company Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible into or exercisable for or exchangeable into, or giving any Person a right to subscribe for or acquire, any shares of capital stock of or other equity interest in, the Company or any Company Subsidiary, (ii) obligating the Company or any of the Company Subsidiaries to issue, grant or enter into any such option, warrant, right, security, commitment, Contract, arrangement or undertaking or (iii) pay an amount in cash or in kind with respect to, or based on the value of, any shares of capital stock of or other equity interest in the Company or any of the Company Subsidiaries.
(b)    There are not any outstanding contractual obligations (i) of the Company or any of the Company Subsidiaries to repurchase, redeem, retire or otherwise acquire any shares of capital stock of or other equity interest in the Company or any of the Company Subsidiaries or (ii) relating to voting, proxy, right of first refusal, right of first offer or registration rights of any equity securities of the Company or any of the Company Subsidiaries.
(c)    Section 4.02(c) of the Company Disclosure Schedule sets forth a true and complete list of all Company Subsidiaries, including the name and jurisdiction of organization of each such Company Subsidiary, the issued and outstanding capital stock of each such Company Subsidiary and the names of, and amount and class of equity interests owned by, the holders thereof. Except for interests in the Company Subsidiaries, the EMS Entities and except as set forth in Section 4.02(c) of the Company Disclosure Schedule, the Company and the Company Subsidiaries do not, as of the date of this Agreement, own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person. All of the outstanding shares of capital stock of the Company Subsidiaries have been duly authorized and validly issued free and clear of Encumbrances (except for Permitted Encumbrances), and are fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right provided for in the DGCL (or other applicable Law), the certificate of incorporation or the bylaws (or equivalent organizational document) of such Person, each as amended, or any Contract to which the Company or any Company Subsidiary is a party or otherwise bound. There are no outstanding commitments or agreements obligating the Company or one of the Company Subsidiaries to make any investment (in the form of a loan, capital contribution or other form of investment) in any Person, other than any such commitments or agreements between or among the Company and any of the Company Subsidiaries set forth on Section 4.02(c) of the Company Disclosure Schedule.
4.03    Authority; Execution and Delivery; Enforceability.
(a)    The Company possesses all requisite legal right, power and authority to execute, deliver and perform its obligations under this Agreement and the Transaction Agreements, and, upon receipt of the Company Stockholder Approval, to consummate the transactions contemplated herein and therein. The execution, delivery and performance by the Company of this Agreement and the other Transaction Agreements and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action on the part of the Company and no other action or proceeding, corporate or otherwise, (other than the Company Stockholder Approval) is necessary for the Company to authorize this Agreement, the Transaction Agreements or to consummate the transactions contemplated hereby and thereby.
(b)    This Agreement has been, and the other Transaction Agreements will upon delivery be, duly executed and delivered by the Company and, assuming due authorization, execution and delivery by each of the other parties hereto and thereto, constitutes, or will upon such delivery constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws of general application affecting enforcement of creditors’ rights or by principles of equity (the “Enforceability Exceptions”).
4.04    No Conflicts; Consents.
(a)    Except as set forth in Section 4.04(a) of the Company Disclosure Schedule and assuming all Governmental Filings and waiting periods described in Section 4.04(b) and Section 5.03(b) have been obtained or made, or have expired, the execution, delivery and performance of this Agreement and the Transaction Agreements by the Company and the consummation by the Company of the transactions contemplated hereby and thereby will not (a) violate any applicable Law to which the Company or the Company Subsidiaries are subject, (b) conflict with, result in a violation or breach of, constitute a default under, result in the acceleration, termination or cancellation of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or payment under any Company Material Contract, Company Benefit Plan or Permit, or (c) violate the certificate of incorporation or bylaws or comparable governing documents, each as amended, of the Company or any of the Company Subsidiaries, other than with respect to clause (a) and (b), any such violations, conflicts, breaches, defaults, accelerations, terminations, cancellations or rights that would not be reasonably expected to, individually or in the aggregate, adversely affect the businesses of the Company and the Company Subsidiaries, taken as a whole, in any material respect.
(b)    No filings or registrations with, notifications to, or authorizations, consents, licenses, permits, waivers or approvals of, a Governmental Entity (collectively, “Governmental Filings”) are required to be obtained or made by the Company or the Company Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except (a) compliance with and filings under the HSR Act, (b) Governmental Filings set forth on Section 4.04(b) of the Company Disclosure Schedule, (c) the filing of the Certificate of Merger in connection with the Merger in accordance with the DGCL and (d) such other Governmental Filings, the failure of which to be obtained or made would not be reasonably expected to, individually or in the aggregate, adversely affect the businesses of the Company and the Company Subsidiaries, taken as a whole, in any material respect and would not materially impair the ability of the Company to consummate the Transactions.
4.05    Financial Statements. Parent has been provided copies of (i) the audited consolidated balance sheets of the Company and its Subsidiaries as of and for the fiscal years ended December 31, 2016 and 2015, respectively, and the related audited statements of operations, income, changes in stockholder equity and cash flows for the years then ended, together with all related notes and schedules thereto (collectively, the “Audited Financial Statements”), and (ii) the unaudited consolidated balance sheets of the Company and its Subsidiaries as of and for the twelve month period ended December 31, 2017 and the related unaudited statements of operations, income, changes in stockholder equity and cash flows (the “Interim Financial Statements”, and together with the Audited Financial Statements, the “Financial Statements”). Other than as set forth on Section 4.05 of the Company Disclosure Schedule, the Financial Statements have been prepared in accordance with GAAP consistently applied throughout the periods indicated, and present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the date indicated and the results of operations for the period then ended, except with respect to the Interim Financial Statements, for (x) normal year-end adjustments; and (y) the absence of disclosures normally made in footnotes (none of which footnote disclosures or changes would, individually or in the aggregate, be material to the business, operations, assets, liabilities, financial position or condition, operating results or cash flow of the Company and its Subsidiaries as a whole). The balance sheet as of December 31, 2017, which is included in the Interim Financial Statements, is referred to herein as the “Latest Balance Sheet” and December 31, 2017 is referred to as the “Latest Balance Sheet Date.” The Company has implemented and maintains a system of internal control over financial reporting that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its consolidate financial statements in accordance with GAAP, and, to the Knowledge of the Company, such system of internal control over financial reporting is effective. In connection with the routine audit practices of the Company and its independent auditors, the Company has disclosed to the Company’s outside auditors of the Company any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.
4.06    No Undisclosed Liabilities. Neither the Company nor any of the Company Subsidiaries has any liabilities or obligations of any kind (whether or not accrued, contingent, matured or otherwise) other than (i) those reflected in the Financial Statements, (ii) liabilities incurred in the ordinary course of business after the Latest Balance Sheet Date (none of which is a liability for breach of contract, tort, infringement, misappropriation, dilution or a claim or lawsuit), (iii) liabilities incurred in connection with the Company’s performance under this Agreement, the Transaction Agreements or transactions contemplated hereby and thereby, (iv) liabilities under Company Material Contracts or otherwise set forth on Section 4.18(a) of the Company Disclosure Schedule (none of which results from any breach of such Contracts) (v) liabilities that would not be reasonably expected to, individually or in the aggregate, adversely affect the businesses of the Company and the Company Subsidiaries, taken as a whole, in any material respect or (vi) liabilities specifically disclosed in the Company Disclosure Schedules.
4.07    Absence of Certain Changes or Events. From the Latest Balance Sheet Date to the date of this Agreement, the Company and the Company Subsidiaries have conducted their businesses in the ordinary course of business, and except as expressly required by this Agreement or as set forth on Section 4.07 of the Company Disclosure Schedule, there has not been, with respect to the Company or the Company Subsidiaries, any action, inaction, occurrence or event that would require Parent’s consent if occurring during the period from the date of this Agreement until the Closing pursuant to Section 6.01(a), (b), (d), (e), (f), (g), (h), (i), (k), (l), (m), (n), or (o). Since the Latest Balance Sheet Date, there has been no change, occurrence, circumstance or event which has resulted in, or would reasonably be expected to result in, a Company Material Adverse Effect.
4.08    Real Property; Title to Assets.
(a)    Section 4.08(a) sets forth the address and description of each parcel of real property owned by the Company or any Company Subsidiary (the “Owned Real Property”). Either the Company or a Company Subsidiary owns good and valid title in fee simple to the Owned Real Property, free and clear of all liens other than Permitted Encumbrances. Copies of each recorded deed for each parcel of Owned Real Property and all title insurance policies and surveys relating to such Owned Real Property, in each case to the extent in the possession of the Company and its Subsidiaries, have been made available to Parent. There are no outstanding options, rights of first offer or rights of first refusal to purchase the Owned Real Property or any portion thereof. There are no condemnation or eminent domain proceedings of any kind pending or, to the Knowledge of the Company, threatened against any Owned Real Property. None of the Owned Real Property is subject to any lease, sublease, license or other agreement granting to any other Person any right to the use or occupancy of such Owned Real Property or any part thereof.
(b)    Section 4.08(b) of the Company Disclosure Schedule identifies, as of the date of this Agreement, all of the real property devised by leases or subleases (collectively, the “Leases”) to the Company or any of the Company Subsidiaries (collectively, the “Leased Real Property”). Except as set forth on Section 4.08(b) of the Company Disclosure Schedule, (i) each Lease (A) constitutes a valid and binding obligation of the Company or the Company Subsidiary party thereto and (B) assuming such Lease is binding and enforceable against the other parties thereto, is enforceable against the Company or the Company Subsidiary party thereto, except that such enforcement may be limited by the Enforceability Exceptions, (ii) none of the Company or any of the Company Subsidiaries are in breach or default in any material respect under any Lease, (iii) to the Knowledge of the Company, no event has occurred or condition exists that with notice or lapse of time, or both, would constitute a material default by the Company or any of the Company Subsidiaries under any of the Leases and (iv) to the Knowledge of the Company, no counterparty is in breach of or default in any material respect under any Lease. The Company has delivered or made available to Parent true, complete and correct copies of each of the Leases.
(c)    The Company and the Company Subsidiaries own each of the items of material tangible personal property reflected on the Latest Balance Sheet or acquired thereafter (except for assets reflected thereon or acquired thereafter that have been disposed of in the ordinary course of business since the Latest Balance Sheet Date), free and clear of all Encumbrances, except for (i) Encumbrances identified or described in Section 4.08(c) of the Company Disclosure Schedule and (ii) Permitted Encumbrances. The material tangible personal properties owned or leased by the Company and the Company Subsidiaries are suitable for the purposes for which they are intended and in good operating condition and repair consistent with industry standards, except for ordinary wear and tear, and are free from defects other than such minor defects as do not interfere with the intended use thereof in the conduct of normal operations.
(d)    Following the consummation of the Reorganization, the Surviving Corporation, Intermedix Staffing, Inc., Advanced Data Processing, Inc. and Med Media, Inc. shall have, in all material respects, all the assets reasonably required to operate their respective businesses (other than the systems business transferred to EMS Parent,) in substantially the same manner as such operations are currently conducted as of immediately prior to the date hereof.
4.09    Intellectual Property.
(a)    Section 4.09(a) of the Company Disclosure Schedule sets forth a true and complete listing of all registrations of Intellectual Property and all pending applications therefor owned by the Company or any of the Company Subsidiaries (the “Registered Intellectual Property”). There is no, and has not been in the preceding three (3) years any, Action pending or, to the Knowledge of the Company, threatened challenging the registrability, validity, or enforceability of any of the Registered Intellectual Property or seeking to cancel or invalidate the same.
(b)    Except as set forth in Section 4.09(b) of the Company Disclosure Schedule, (i) the Company and the Company Subsidiaries exclusively own and possess all right, title and interest in and to the material Intellectual Property they own or purport to own, including all Intellectual Property required to be set forth on Section 4.09(a) of the Company Disclosure Schedule, (ii) such Intellectual Property is subsisting and unexpired and, to the Knowledge of the Company, valid and enforceable and (iii) the Company and the Company Subsidiaries own, or otherwise have the right to use, all Intellectual Property used in, material to or necessary to the conduct of the business of the Company and the Company Subsidiaries as currently conducted (and with respect to owned Intellectual Property, free and clear of any Encumbrances other than Permitted Encumbrances). Immediately subsequent to the Closing, (x) the Intellectual Property owned or used by the Company or any of the Company Subsidiaries will be owned by or available for use by the Company and the Company Subsidiaries on terms and conditions substantially similar to those under which the Company and the Company Subsidiaries owned or used such Intellectual Property immediately prior to the Closing, and (y) no EMS Entity will own any right, title, or interest in or to any Intellectual Property used in the conduct of the business of the Company or any of the Company Subsidiaries.
(c)    There is no, and there has not been in the past three (3) years, any written claim or proceeding pending, or, to the Knowledge of the Company, threatened in writing, against the Company or any of the Company Subsidiaries, alleging the infringement, misappropriation, or other violation by the Company or any of the Company Subsidiaries of any Intellectual Property of any third party (including any demand or request from a third party that the Company or any of the Company Subsidiaries license any Intellectual Property).
(d)    The conduct of the Company’s or any of the Company Subsidiaries’ businesses does not infringe, misappropriate, or otherwise violate, and has not in the past three (3) years infringed, misappropriated, or otherwise violated, any Intellectual Property of any third party in any material respect. To the Knowledge of the Company, no third party is infringing, misappropriating or otherwise violating any of the material Company Intellectual Property.
(e)    The Software owned by the Company and/or the Company Subsidiaries, including any Software included in the products or services of the Company or any of the Company

Subsidiaries (the “Company Proprietary Software”) functions substantially in compliance with the applicable written, published documentation and specifications therefor. The Company and its Subsidiaries have not licensed, distributed or disclosed, deposited into escrow the source code for any material Company Proprietary Software, except pursuant to the agreements set forth on Section 4.09(e) of the Company Disclosure Schedule. No material Company Proprietary Software is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any “open source” license such as the GNU Public License, Lesser GNU Public License or Mozilla Public License) that requires, or conditions the use or distribution of such Company Proprietary Software on, the disclosure, licensing or distribution of any source code for any portion of such Company Proprietary Software.
(f)    The Company and the Company Subsidiaries have taken steps reasonable under the circumstances to protect its and their respective trade secrets and confidential information of the Company. No information that is a material trade secret of the Company and/or the Company Subsidiaries has been disclosed or made available by the Company and/or its Subsidiaries to any Person who is not legally bound by a duty of confidentiality with respect thereto.
(g)    All Persons who have participated in or contributed to the invention, authorship or development of any material Intellectual Property owned or purported to be owned by the Company or any of the Company Subsidiaries have executed and delivered to the Company or a Company Subsidiary a Contract (i) providing for the non-disclosure by such third party of the confidential and proprietary information and trade secrets of the Company and the Company Subsidiaries, and (ii) providing for the assignment (by way of a present grant of assignment) by such Person to the Company or a Company Subsidiary of all Intellectual Property arising out of such Person’s employment by, engagement by or contract with the Company or the applicable Company Subsidiary.
(h)    The computer systems, including the Software, firmware, hardware, networks, platforms and related systems and equipment, owned, leased or licensed by the Company and the Company Subsidiaries (collectively, the “Company Systems”) are sufficient for the conduct of the business of the Company and the Company Subsidiaries as currently conducted. In the last two (2) years, there have been no material failures, breakdowns, continued substandard performance or other material adverse events affecting any such Company Systems, including any material unauthorized intrusions, breaches, or other compromises relating to the security of the Company Systems.  The Company and the Company Subsidiaries are in compliance in all material respects with all of its and their internal and external-facing privacy policies, all applicable Law, any applicable Contracts to which the Company or any of the Company Subsidiaries is a party, and, to the extent applicable to the business of the Company and the Company Subsidiaries, the Payment Card Industry Data Security Standard.   To the Knowledge of the Company, neither the Company nor any Company Subsidiary has been required to give notice to any Person of any actual or alleged data security breaches or data security failures. To the Knowledge of the Company, in the last two (2) years, there has been no material security breach relating to or unauthorized access to any personal information, financial or payment card information, or material confidential or proprietary data collected, maintained or stored by or on behalf of the Company or its Subsidiaries.

4.10    Insurance. Section 4.10 of the Company Disclosure Schedule sets forth a listing of all material insurance policies or binders currently owned, held by or applicable to the Company or any of the Company Subsidiaries (or its respective assets or business) (the “Insurance Policies”). The Company has made available to Parent true, complete and correct copies of all such Insurance Policies. All such Insurance Policies are in full force and effect and all premiums that are due and payable with respect thereto have been paid. Neither the Company nor any Company Subsidiary is in material breach or default of any of the Insurance Policies, and neither the Company nor any Company Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a material breach or default of any of the Insurance Policies. None of the Company nor any of the Company Subsidiaries has received any written notice of cancellation or non-renewal of any such policy or arrangement nor has the termination of any such policy or arrangement been threatened in writing.
4.11    Taxes. Except as set forth on Section 4.11 of the Company Disclosure Schedule:
(a)    All income and all other material Tax Returns required to be filed by or with respect to the Company or any of the Company Subsidiaries have been timely filed (taking into account applicable extensions of time to file). Each of the Company and the Company Subsidiaries has timely paid all material amounts of Taxes due and payable by it (whether or not reflected on any filed Tax Returns). The Company and the Company Subsidiaries have withheld and paid all material amounts of Taxes required to have been withheld and paid including amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.
(b)    The unpaid Taxes of the Company and the Company Subsidiaries did not, as of the date of the Latest Balance Sheet Date, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Latest Balance Sheet (rather than any notes thereto).
(c)    No examination, audit, dispute or proceeding in connection with any Tax Returns or Taxes of the Company or the Company Subsidiaries is currently ongoing or pending (or, to the Knowledge of the Company, threatened), and no Tax claim or assessment has been asserted against the Company or any of the Company Subsidiaries by a Taxing Authority in writing, which claim or assessment has not been paid, settled or withdrawn.
(d)    There is no claim that has been received by the Company or any of the Company Subsidiaries in writing within the past three (3) years from any jurisdiction in which neither the Company nor any of the Company Subsidiaries files Tax Returns or pays Taxes that the Company or any of the Company Subsidiaries is required to so file or pay. There are no Encumbrances for Taxes upon any of the assets or properties of the Company or any of the Company Subsidiaries, other than Permitted Encumbrances.
(e)    Neither the Company nor any of the Company Subsidiaries is a party to, is bound by or has any obligation under any Tax allocation or Tax sharing agreement, or any similar agreement (or any closing agreement (as described in Section 7121 of the Code), gain recognition agreement (as described in Treasury Regulation 1.367(a)-8) or other material agreement the principal subject matter of which is Taxes), other than (i) any such agreement solely among the Company and the Company Subsidiaries, and (ii) any commercial agreement the primary subject matter of which is not Taxes.
(f)    None of the Company or any of the Company Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last three (3) years that was purported or intended to be governed by Section 355 or 361 of the Code.
(g)    Neither the Company nor any of the Company Subsidiaries has waived any statute of limitations in respect of Taxes (which waiver remains outstanding), and there are no outstanding agreements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes with respect to the Company or any of the Company Subsidiaries. Neither the Company nor any of the Company Subsidiaries has requested or been granted an extension of time for filing any Tax Return which has not yet been filed.
(h)    Neither the Company nor any of the Company Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal Income Tax Return (or any combined, consolidated or unitary Tax Return in any jurisdiction) (other than a group the common parent of which is or was the Company or a Company Subsidiary) or (B) has any liability for the Taxes of any Person (other than the Company and the Company Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or any corresponding provision of state, local, or non-U.S. Law) or as a transferee or successor or by contract.
(i)    Neither the Company nor any of the Company Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (C) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Income Tax Law) executed on or prior to the Closing; (D) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Income Tax Law) to the extent relating to a transaction, relationship, or event existing or occurring on or before the Closing; (E) installment or open transaction disposition made on or prior to the Closing; (F) prepaid amount received on or prior to the Closing or (G) election under Section 108(i) of the Code made before the Closing.
(j)    Neither the Company nor any of the Company Subsidiaries is or has been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Section 1.6011-4(b)(2) of the Treasury Regulations.
4.12    Proceedings. Except as set forth in Section 4.12 of the Company Disclosure Schedule, there are, and during the three (3) years prior to the date hereof have been, no Actions, suits, arbitrations, proceedings, investigations or claims of any kind whatsoever, at Law or in equity, pending, or to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries that (a) would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, (b) seek to challenge the validity or enforceability of this Agreement or seek to enjoin or prohibit consummation of, or seek other equitable relief with respect to, the transactions contemplated by this Agreement or (c) seek injunctive or other non-monetary relief that is or could reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. None of the Company or any of the Company Subsidiaries is subject to any Governmental Order or is in breach or violation of any Governmental Order, except as would not have a Company Material Adverse Effect.
4.13    Benefit Plans.
(a)    Section 4.13(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of each Company Benefit Plan. The Company has made available to Parent correct and complete copies of: (i) each Company Benefit Plan (or, in the case of any such Company Benefit Plan that is unwritten, descriptions thereof); (ii) the most recent annual reports on Form 5500 required to be filed with the IRS with respect to each Company Benefit Plan (if any such report was required); (iii) the most recent summary plan description for each Company Benefit Plan for which such summary plan description is required; (iv) each trust agreement and insurance or group annuity contract relating to any Company Benefit Plan; (v) the most recent IRS determination or opinion letter (as applicable); and (vi) any material non-routine correspondence with any Governmental Entity relating to any Company Benefit Plan in the three (3) years prior to the date hereof. Each Company Benefit Plan has been established, maintained, funded and administered in all material respects in accordance with its terms and with ERISA, the Code and other applicable Laws.
(b)    All Company Benefit Plans that are intended to be tax qualified under Section 401(a) of the Code have received a favorable determination or letter from the IRS, and nothing has occurred since the date of such determination that would reasonably be likely to adversely affect the qualification of such Company Benefit Plan.
(c)    All contributions, premiums and benefit payments under or in connection with the Company Benefit Plans that are required to have been made as of the date hereof in accordance with the terms of the Company Benefit Plans or applicable Laws have been made and, to the extent not yet due, accurately reflected on the unaudited consolidated balance sheet of the Company and the Company Subsidiaries as at the Latest Balance Sheet Date, in each case, other than would not result in a material liability to the Company or any Company Subsidiary, taken as a whole.
(d)    No Company Benefit Plan is, and none of the Company, any Company Subsidiary or any ERISA Affiliate sponsors, maintains, contributes to, is obligated to contribute to, or has any current or contingent liability with respect to (i) a “defined benefit plan” (as such term is defined in Section 3(35) of ERISA) or any other plan which is subject to Section 412 of the Code or Section 302 or Title IV of ERISA; (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA); (iii) a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code); or (iv) a “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA). No Company Benefit Plan provides, and none of the Company, any Company Subsidiary or any ERISA Affiliate has any current or contingent obligation to provide, post-retirement welfare benefits to any current or former director, officer, employee (or their respective beneficiaries or dependents) except as may be required by Code Section 4980B or Part 6 of Title I of ERISA or applicable Law for which the covered Person pays the full cost of coverage.
(e)    There have been no “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and not otherwise exempt under Section 408 of ERISA, and no breaches of fiduciary duty (as determined under ERISA) have occurred with respect to any Company Benefit Plan by the Company or any Company Subsidiaries, in each case, except as would not result in a material liability to the Company and the Company Subsidiaries, taken as a whole.
(f)    No Action, suit, claim, proceeding, audit or investigation with respect to any Company Benefit Plan (other than routine claims for benefits) exists or is currently pending or, to the Knowledge of the Company, threatened.
(g)    Except as set forth on Section 4.13(g) of the Company Disclosure Schedules, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement, either alone or in combination with any other event, will: (i) entitle any director, officer, employee or individual service provider of the Company or any Company Subsidiary to any severance pay, unemployment compensation or any other payment or benefit or (ii) accelerate the time of payment, funding or vesting, or increase the amount of, compensation or benefits due to any such individual under any Company Benefit Plan or otherwise.
(h)    Except as set forth on Section 4.13(h) of the Company Disclosure Schedules, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (alone or in conjunction with any other event) will give rise to the payment of any amount that would not be deductible by Parent, the Company or any of their respective Affiliates by reason of Section 280G of the Code or any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment”, as defined in Section 280G(b)(1) of the Code.
(i)    Each contract, arrangement, or plan of the Company and the Company Subsidiaries that is a “nonqualified deferred compensation plan” for purposes of Section 409A of the Code is in material documentary and material operational compliance with Section 409A of the Code and the applicable guidance issued thereunder.
(j)    Neither the Company nor any of its Affiliates have any obligation to “gross-up” or otherwise indemnify any individual for the imposition of the excise tax under Section 4999 of the Code or under Section 409A of the Code.
4.14    Compliance with Applicable Law; Permits. The Company and each of the Company Subsidiaries is, and during the three (3) years prior to the date hereof has been, in compliance in all material respects with all applicable Laws, and possesses all material licenses, permits, registrations, permanent certificates of occupancy, authorizations, and certificates from any Governmental Entity required under applicable Law with respect to the operation of its business as currently conducted (collectively, “Permits”) and all such Permits (i) are in full force and effect and (ii) there is no Action pending or, to the Knowledge of the Company, threatened regarding any Permit, in each case other than as would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Except as set forth in Section 4.14 of the Company Disclosure Schedule, in the past three (3) years, none of the Company or any of the Company Subsidiaries has received any notice from any Governmental Entity regarding any actual, alleged, possible or potential material violation of, or material failure to comply with, any Law or Governmental Order applicable to the Company or any of the Company Subsidiaries or by which any material properties or material assets owned or used by the Company or any of the Company Subsidiaries are bound or affected.
4.15    Environmental Matters. (a) The Company and each of the Company Subsidiaries is, and during the three (3) years prior to the date hereof has been in compliance in all material respects with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying in all material respects with any Permits required under all applicable Environmental Laws necessary to operate its business or facilities as presently conducted (“Environmental Permits”); (b) neither the Company nor any of the Company Subsidiaries is subject to any pending, or to the Knowledge of the Company, threatened claim, or has received any notice alleging that the Company or any of the Company Subsidiaries may be in material violation of any Environmental Law or any Environmental Permit or may have any material liability (contingent or otherwise) under any Environmental Law; (c) there are no pending or, to the Knowledge of the Company, threatened investigations of, or Actions regarding, the businesses of the Company or any of the Company Subsidiaries, or any currently or previously owned or leased property of the Company or any of the Company Subsidiaries under Environmental Laws; (d) neither the Company nor any of the Company Subsidiaries (nor any Person whose liability the Company or any of the Company Subsidiaries has assumed, undertaken or become subject to) has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released, or exposed any Person to, any substance, or owned or operated its business or any property or facility (and no such property or facility is contaminated by any such substance), so as to give rise to any material liabilities (contingent or otherwise) or investigatory, corrective or remedial obligations, pursuant to Environmental Laws; and (e) the Company and the Company Subsidiaries have made available to Parent, all environmental audits, reports and other material environmental documents relating to the Company’s, or any Company Subsidiary’s, past or current properties, facilities or operations, which are in their possession or under their reasonable control.
4.16    Brokers and Finders. No agent, broker, investment banker, financial advisor or other Person, is or will become entitled, by reason of any arrangement or Contract entered into or made by or on behalf of the Company or any of the Company Subsidiaries’, to receive any commission, brokerage, finder’s fee or other similar compensation in connection with the consummation of the Transactions.
4.17    Labor Matters. Neither the Company nor any of the Company Subsidiaries is a party to or bound by any labor or collective bargaining agreement or collective bargaining relationship. In the past three (3) years, there has not been, nor is there pending or, to the Knowledge of the Company, threatened, any material labor dispute against the Company or any of the Company Subsidiaries, or any strike, material work stoppage, material work slowdown, picket or lockout by or against the Company or any of the Company Subsidiaries. There is no material unfair labor practice charge, arbitration, grievance or complaint pending before a Governmental Entity or, to the Knowledge of the Company, threatened by or on behalf of any employee or group of employees of the Company or any of the Company Subsidiaries or any labor organization against the Company or any of the Company Subsidiaries. To the Knowledge of the Company, there is no and for the past twenty-four (24) months has been no organizational effort being made or threatened by, or on behalf of, any labor union or group of employees to organize any employees of the Company or any of the Company Subsidiaries. The Company and each of the Company Subsidiaries is and for the past three (3) years has been in compliance in all material respects with all Laws regarding labor or employment, including provisions thereof relating to employment practices, terms and conditions of employment, wages and hours, employee classification, independent contractors, discrimination, retaliation, equal pay, immigration, employee classification, independent contractors, labor relations, and unions. Except as would not result in any material liability for the Company or the Company Subsidiaries, any individual who is providing services to the Company or any of the Company’s Subsidiaries and who is classified and treated as an independent contractor or other non-employee service provider is properly classified and treated as such. In the past three (3) years, neither the Company nor any of the Company Subsidiaries has implemented any plant closing or mass layoff implicating the Worker Adjustment and Retraining Notification Act or similar Law (“WARN”), nor are any such actions approved by the Board of Directors of the Company or announced.
4.18    Company Material Contracts.
(a)    Section 4.18(a) of the Company Disclosure Schedule sets forth a listing as of the date hereof of all of the Contracts of the following types to which the Company or any of the Company Subsidiaries is a party:
(i)    Contracts or group of related Contracts, other than purchase orders entered into in the ordinary course of business consistent with past practice, which involve commitments to make capital expenditures or which provide for the purchase of assets, goods or services by the Company or any of the Company Subsidiaries from any one Person under which the undelivered balance of such goods or services has a purchase price in excess of $500,000 in any consecutive twelve (12) month period after the date hereof and which are not terminable by the Company or such Company Subsidiaries upon ninety (90) days’ or less advance notice;
(ii)    Contracts or group of related Contracts, other than sales orders entered into in the ordinary course of business consistent with past practice, which provide for the sale of goods or services by the Company or any of the Company Subsidiaries with revenue in excess of $800,000 for the fiscal year ended December 31, 2016;
(iii)    joint venture agreements, partnership agreements, and limited liability company agreements and each similar type of Contract (however named) involving an investment by the Company or any of the Company Subsidiaries;

(iv)    Contracts which contain a covenant not to compete or otherwise limit in any material respect the freedom of the Company or any of the Company Subsidiaries to engage in any business or compete with any Person;
(v)    any Contract that grants any “most favored nation” pricing terms or grants to any customer any right of first offer or right of first refusal or exclusivity;
(vi)    other than Contracts for the sale of inventory in the ordinary course of business, Contracts for the acquisition or disposition of assets involving a purchase price (in a single transaction or a series of related transactions) in excess of $500,000 and under which the Company or any of the Company Subsidiaries has any continuing liability or obligation;
(vii)    any Contract evidencing or guaranteeing indebtedness for borrowed money, involving amounts in excess of $250,000;
(viii)    Contracts with any Company Stockholder, officer or director of the Company or any of the Company Subsidiaries, or any Affiliate of any of the foregoing (other than the Company and the Company Subsidiaries), except in each case for any Contract entered into in the ordinary course of business on arms’ length terms or in the case of any employee, officer or director, any employment Contract or Contract with respect to the issuance of equity in the Company;
(ix)    Contracts under which the Company or any of the Company Subsidiaries has made advances or loans to any other Person, involving amounts in excess of $50,000;
(x)    Contracts relating to (A) the licensing of Intellectual Property by the Company or any of the Company Subsidiaries (whether as licensee or licensor) or (B) the ownership, development, or use of any Intellectual Property owned or used by the Company or any of the Company Subsidiaries, including settlement, concurrent use and consent-to-use agreements (excluding in each case (x) non-exclusive licenses granted by the Company to customers in the ordinary course of business and (y) licenses for unmodified, commercial off the shelf computer software that are generally available on nondiscriminatory pricing terms with an aggregate annual license fee of less than $50,000);
(xi)    any Contract that is for the engagement of any individual on a full-time, part-time, or consulting basis and providing for annual compensation in excess of $150,000, other than those that can be terminated by the Company or the Company Subsidiaries at will and without the payment of severance;
(xii)    any collective bargaining agreement or Contract with any labor union;
(xiii)    any Contract that provides for indemnification by the Company or any of its Subsidiaries of any Person, except for any such Contract that is entered into in the ordinary course of business;

(xiv)    any Contract that is a settlement, conciliation, or similar agreement pursuant in which the Company or any of the Subsidiaries will have any material obligations after the date of this Agreement;
(xv)    any Contract regarding voting, transfer or other arrangements related to the Company’s or any of the Company Subsidiaries’ capital stock or equity securities or warrants, options or other rights to acquire any of the Company’s or any of the Company Subsidiaries’ capital stock or equity securities;
(xvi)    any Contract with any U.S. federal Governmental Entity;
(xvii)    Contracts under which the Company or any of the Company Subsidiaries has received grants from or has continuing obligations to any Governmental Entity in the past twelve (12) months, involving amounts in excess of $500,000; and
(xviii)    any Contract pursuant to which the Company or any of the Company Subsidiaries has received a written notice of termination from any party thereof since the Latest Balance Sheet Date.
(b)    True, correct and complete copies of each Contract identified or required to be identified in Section 4.18(a) of the Company Disclosure Schedule, including all amendments thereto (collectively, the “Company Material Contracts”) have been made available to Parent. Except as would not be reasonably expected to, individually or in the aggregate, materially adversely affect the business of the Company and the Company Subsidiaries, taken as a whole, all of the Company Material Contracts are in full force and effect and are enforceable against the Company or any of the Company Subsidiaries that is a party thereto, and to the Knowledge of the Company, the other parties thereto, in accordance with their respective terms, subject in each case to the Enforceability Exceptions, and the Company and each of the Company Subsidiaries (as the case may be) has performed all obligations required to be performed by it in all material respects pursuant to such Company Material Contracts. To the Knowledge of the Company, there are no existing threats of default, breaches or violations of any of such Company Material Contracts by any other party thereto.
4.19    Related Party Transactions. Except as set forth in Section 4.19 of the Company Disclosure Schedule, (i) there are no Contracts between any of the Company or the Company Subsidiaries, on the one hand, and any officer, director, employee or stockholder of the Company or any of the Company Subsidiaries, any Affiliate (other than the Company and the Company Subsidiaries) of any Company Stockholder or, to the Knowledge of the Company, any individual related by blood, marriage or adoption to any such Person or any entity in which any such Person or individual owns any beneficial interest, on the other hand (other than, in the case of any employee, officer or director, any employment Contract or Contract with respect to the issuance of equity in the Company) and (ii) no such Person owns any interest in any material asset, rights or property owned, licensed, leased or used by the Company or any of the Company Subsidiaries (other than any such asset or property being leased or licensed to the Company and the Company Subsidiaries and set forth elsewhere on the Company Disclosure Schedule) (collectively, the “Related Party Transactions”).

4.20    Healthcare Matters.
(a)    The Company and the Company Subsidiaries are, and for the past five (5) years have been, in compliance with applicable Healthcare Laws except to the extent that any noncompliance, individually or in the aggregate, has not had or could not reasonably be expected to have a Company Material Adverse Effect.
(b)    During the past three (3) years: (A) neither the Company nor any Company Subsidiary has received notice of any pending or, to the Knowledge of the Company, threatened Action from the U.S. Department of Health and Human Services (“HHS”), the Centers for Medicare and Medicaid Services, the HHS Office of Inspector General, the HHS Office for Civil Rights, the U.S. Department of Justice, U.S. Attorney Offices, the Federal Bureau of Investigation, Medicaid Fraud Control Units, State Attorneys General, any State Medicaid Agency or any other applicable Governmental Entity, or any qui tam relator, alleging that any operation or activity of the Company or any of the Company Subsidiaries is in violation of any applicable Healthcare Law, and no such Action currently exists; and (B) neither the Company nor any Company Subsidiary has received any subpoenas or civil investigative demands or similar requests for information other than in the ordinary course of business, is a party to a corporate integrity agreement, or has any reporting obligations pursuant to a settlement agreement, monitoring agreement, consent decree, order or other similar agreement or remedial measure entered into with any Governmental Entity.
(c)    Neither the Company nor any Company Subsidiary has taken or failed to take any action in violation of Healthcare Laws or any applicable condition of participation, contract, standard, policy, rule, regulation, procedure or other requirement of any health care plan or program in which any Client of the Company participates, including Medicare, Medicaid, TriCare, CHAMPUS, and any private or commercial health insurance, or employer self-funded health care payment program (the “Payment Programs”). All billing and collection practices of the Company and the Company Subsidiaries, directly or on behalf of their clients, have been in compliance in all material respects with all Healthcare Laws and the conditions for participation, contracts, standards, policies, rules, regulations, manuals, procedures and requirements of all Payment Programs. There is no audit, investigation, adverse action, or civil, administrative, or criminal proceeding pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary or, to the Knowledge of the Company, against any Client as a result of any act or omission of the Company or any Company Subsidiary. To the Knowledge of the Company, no Client is subject to any non-routine prepayment utilization review or other non-routine utilization review by any Payment Program, and no Payment Program has requested or threatened any recoupment, refund, or set-off from any Client, or imposed any fine, penalty or other sanction on any Client, as a result of any act or omission of the Company or any Company Subsidiary.
(d)    Neither the Company or any Company Subsidiary, nor any of their respective officers, directors, or managing employees (as such term is defined in 42 U.S.C. §1320a-5(b)) nor any other employee, agent or independent contractor of the Company or any Company Subsidiary has been: (A) excluded from participating in any Payment Program, including any Federal Health Care Program (as defined in 42 U.S.C. § 1320a-7b(f)); (B) subject to sanction or been indicted or convicted of a crime, or pled nolo contendere or to sufficient facts, in connection with any allegation of violation of any Payment Program requirement or Health Care Law; (C) debarred or suspended from any federal or state procurement or nonprocurement program by a federal or state government agency; or (D) designated a Specially Designated National or Blocked Persons by the Office of Foreign Asset Control of the U.S. Department of Treasury.
(e)    The Company and the Company Subsidiaries have privacy and security policies, notices, procedures, and safeguards that comply in all material respects with applicable requirements of HIPAA and other Laws governing the privacy and security of personal or health information (collectively, “Privacy and Security Policies and Procedures”). The Company and the Company Subsidiaries have made available to R1 and Parent complete and accurate copies of all Privacy and Security Policies and Procedures. Each of the Company and the Company Subsidiaries has a written, signed, and HIPAA-compliant business associate agreement with each of their clients who are Covered Entities and each Person who is a “business associate” (as defined in 45 C.F.R. § 160.103) of such Person. Neither the Company nor any Company Subsidiary has received written notice of, and there is no Action pending or, to the Knowledge of the Company, threatened with respect to, any alleged “breach” as defined in 45 C.F.R. § 164.402 (a “Breach”) or any other violation of HIPAA or other Laws governing the privacy and security of personal or health information by the Company or any Company Subsidiary or their “workforce” (as defined under HIPAA). To the Knowledge of the Company, during the past three (3) years, no Breach or other violation of HIPAA by the Company or any Company Subsidiary or its “workforce” or successful “security incident” (as defined in 45 C.F.R. § 164.304) has occurred with respect to “protected health information” (as defined in 45 C.F.R. § 160.103) in the possession or under the control of the Company or any Company Subsidiary or any of their business associates.
(f)    Neither the Company nor any Company Subsidiary has performed any of the following activities in or from a non-United States location: (i) store or access “protected health information”; (ii) process or submit claims to any payor; (iii) process or assist with pre-authorization requests or appeals; or (iv) perform other administrative tasks related to the delivery of, or payment for, a healthcare item or service, in each case, where such activity is restricted, limited or prohibited by Law or Contract. Neither the Company nor any Company Subsidiary currently and has not at any time contracted with a third party to perform any of the foregoing tasks in or from a non-United States location.
(g)    The Company and the Company Subsidiaries hold all Permits that are required under applicable Healthcare Laws in order to conduct their respective businesses and operations as they are currently being conducted and all such Permits are in full force and effect (collectively, “Healthcare Permits”), except to the extent that the failure to hold any Healthcare Permit or the failure of any Healthcare Permit to be in full force and effect, individually or in the aggregate, has not had or could not reasonably be expected to have a Company Material Adverse Effect. In the past five (5) years, none of the Company or any of the Company Subsidiaries has received any written notice from any Governmental Entity regarding any actual or threatened revocation, suspension, or cancellation of, or any breach or default under or relating to, any Healthcare Permit.

4.21    Vote Required. The Company Stockholder Approval is the only vote of any class or series of capital stock of the Company required to approve this Agreement and the Transactions.
4.22    International Trade and Anti-Corruption.
(a)    Neither the Company nor any of the Company Subsidiaries, nor any of their respective officers, directors or employees, nor to the Knowledge of the Company, any agent or other third party representative acting on behalf of the Company or any of the Company Subsidiaries, (x) is currently, or has been in the last five years: (i) a Sanctioned Person, (ii) organized, resident or located in a Sanctioned Country, (iii) engaging in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, to the extent such activities violate applicable Sanctions Laws or Ex-Im Laws, (iv) engaging in any export, reexport, transfer or provision of any goods, software, technology, data or service without, or exceeding the scope of, any required or applicable licenses or authorizations under all applicable Ex-Im Laws, or (v) otherwise in violation of applicable Sanctions Laws, Ex-Im Laws, or U.S. anti-boycott Laws (collectively, “Trade Control Laws”); or (y) has at any time made or accepted any unlawful payment or given, offered, promised, or authorized or agreed to give or receive, any money, advantage or thing of value, directly or indirectly, to or from any Government Official or other Person in violation of any applicable Anti-Corruption Laws.
(b)    During the five (5) years prior to the date hereof, neither the Company nor any of the Company Subsidiaries has, in connection with or relating to the business of the Company or any of the Company Subsidiaries, received from any Governmental Entity or any other Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Entity; or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Trade Control Laws or Anti-Corruption Laws.
4.23    Disclaimer of Warranties. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE IV OR THE CERTIFICATE DELIVERED PURSUANT TO SECTION 7.02(D), THE COMPANY EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE COMPANY OR THE COMPANY’S ASSETS, OPERATIONS OR BUSINESS, AND THE COMPANY SPECIFICALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE COMPANY’S ASSETS, OR AS TO THE WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, AND PARENT, R1 AND MERGER SUB ARE RELYING ON THEIR OWN EXAMINATION AND INVESTIGATION THEREOF. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE IV OR THE CERTIFICATE DELIVERED PURSUANT TO SECTION 7.02(D), THE COMPANY HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY OR STATEMENT MADE OR COMMUNICATED, OR ANY OTHER INFORMATION FURNISHED OR MADE AVAILABLE (IN ALL OF THE FOREGOING, WHETHER ORALLY OR IN WRITING) TO PARENT, R1, MERGER SUB OR THEIR AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION,

INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO ANY OF THEM BY ANY STOCKHOLDER, DIRECTOR, OFFICER, EMPLOYEE, AGENT, CONSULTANT, OR REPRESENTATIVE OF THE COMPANY OR ANY OF ITS AFFILIATES). EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE IV OR THE CERTIFICATE DELIVERED PURSUANT TO SECTION 7.02(D), THE COMPANY IS NOT MAKING NOR HAS IT MADE ANY REPRESENTATIONS OR WARRANTIES TO PARENT, R1 OR MERGER SUB REGARDING ANY PROJECTION OR FORECAST REGARDING FUTURE RESULTS OR ACTIVITIES OR THE PROBABLE SUCCESS OR PROFITABILITY OF THE COMPANY OR ITS SUBSIDIARIES OR THEIR RESPECTIVE BUSINESSES.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT, R1 AND MERGER SUB
Parent, R1 and Merger Sub represent and warrant to the Company as follows:
5.01    Organization, Standing and Power. Each of Parent, R1 and Merger Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation. Each of Parent, R1 and Merger Sub (a) has all requisite power and authority to own and lease its assets and to operate its business as the same are now being owned, leased and operated and (b) is duly qualified or licensed to do business as a foreign entity in, and is in good standing in, each jurisdiction in which the nature of its business or its ownership of its properties requires it to be so qualified or licensed, except where the failure to be so qualified, licensed or in good standing would not reasonably be expected to materially impair or delay Parent’s, R1’s or Merger Sub’s ability to perform its respective obligations under this Agreement and the other Transaction Agreements or consummate the transactions contemplated hereby or thereby. Parent has made available to the Company true and complete copies of the organizational documents, as currently in effect, for Parent, R1 and Merger Sub, and none of Parent, R1 or Merger Sub is in default under or in violation of any provision of such certificates of incorporation, bylaws or comparable governing documents in any material respect.
5.02    Authority; Execution and Delivery; Enforceability.
(a)    Each of Parent, R1 and Merger Sub possesses all requisite legal right, power and authority to execute, deliver and perform this Agreement and the Transaction Agreements, and to consummate the transactions contemplated herein and therein. The execution, delivery and performance by Parent, R1 and Merger Sub of this Agreement and the other Transaction Agreements and the consummation by Parent, R1 and Merger Sub of the transactions contemplated hereby and thereby, have been duly and validly authorized by all requisite corporate action on the part of Parent, R1 and Merger Sub, respectively.
(b)    This Agreement has been, and the other Transaction Agreements will upon delivery be, duly executed and delivered Parent, R1 and Merger Sub and, assuming due authorization, execution and delivery by each of the other parties hereto and thereto, constitutes, or will upon such delivery constitute, the legal, valid and binding obligation of Parent, R1 and

Merger Sub, enforceable in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions.
5.03    No Conflicts; Consents.
(a)    Assuming all Governmental Filings and waiting periods described in Section 4.04(b) and Section 5.03(b) have been obtained or made, or have expired, the execution, delivery and performance of this Agreement and the Transaction Agreements by Parent, R1 and Merger Sub and the consummation by Parent, R1 and Merger Sub of the transactions contemplated hereby and thereby, including the Financing, will not (a) violate any applicable Law to which Parent, R1 or Merger Sub is subject, (b) conflict with, result in a violation or breach of, constitute a default under, result in the acceleration, termination or cancellation of, create in any party the right to accelerate, terminate, modify or cancel, require any notice, consent or payment under any Contract to which Parent, R1, Merger Sub or any of their Subsidiaries is a party or by which any of their respective properties, rights or assets is bound or (c) violate or require any notice, consent or prepayment under the certificate of incorporation, bylaws, stockholders agreement or comparable governing documents, each as amended, of Parent, R1 or Merger Sub, other than any such violations, conflicts, breaches, defaults, accelerations, terminations, cancellations or rights that would not reasonably be expected to materially impair or delay Parent’s, R1’s or Merger Sub’s ability to perform its respective obligations under this Agreement and the other Transaction Agreements or consummate the transactions contemplated hereby or thereby.
(b)    No Governmental Filings are required to be obtained or made by Parent, R1 or Merger Sub in connection with the execution, delivery and performance of this Agreement by Parent, R1 or Merger Sub or the consummation by Parent, R1 or Merger Sub of the transactions contemplated hereby, except (a) compliance with and filings under the HSR Act, (b) Governmental Filings set forth on Section 5.03(b) of the Parent Disclosure Schedule, (c) the filing of the Certificate of Merger in connection with the Merger in accordance with the DGCL and (d) such other Governmental Filings, the failure of which to be obtained or made would not reasonably be expected to materially impair or delay Parent’s, R1’s or Merger Sub’s ability to perform its respective obligations under this Agreement or consummate the transactions contemplated hereby, including the Financing.
5.04    Proceedings. Except as disclosed in the R1 SEC Documents, there are no Actions, suits, arbitrations, proceedings, investigations or claims of any kind whatsoever, at Law or in equity, pending, or to the knowledge of R1, threatened against Parent, R1, Merger Sub or any of their Subsidiaries that would if adversely determined have a Parent Material Adverse Effect. Except as disclosed in the R1 SEC Documents, none of Parent, R1, Merger Sub or any of their Subsidiaries is subject to any Governmental Order or is in breach or violation of any Governmental Order, except as would not have a Parent Material Adverse Effect.
5.05    Sufficient Funds.
(a)    R1 and Parent have delivered to the Company true, correct, and complete copies of (i) executed commitment letters from each of the financial institutions identified therein, dated as of the date hereof (including all exhibits, schedules and annexes thereto, the “Senior Debt

Commitment Letter”), (ii) executed commitment letters from each of the subordinated lenders identified therein, dated as of the date hereof (including all exhibits, schedules and annexes thereto, the “Subordinated Debt Commitment Letter” and together with the Senior Debt Commitment Letter, the “Debt Commitment Letter”) and (iii) the fee letter referred to in the Senior Debt Commitment Letter (the “Fee Letter”) (with only fee amounts and customary market flex provisions redacted (but none of the redacted terms would adversely affect the amount or availability of the Debt Financing)) (the Debt Commitment Letter and the Fee Letter, together the “Commitment Letters”, and the commitments under the Debt Commitment Letter, the “Debt Financing Commitments” or the “Financing Commitments”), pursuant to which, and subject to the terms and conditions of which, the lenders party thereto (the “Lenders”) have committed to lend the amounts set forth therein to Parent (the “Debt Financing” or the “Financing”).
(b)    The Commitment Letters are in full force and effect and have not been withdrawn, rescinded, or terminated, or otherwise amended or modified in any respect and are a legal, valid and binding obligation of Parent and to the knowledge of Parent, the other parties thereto, enforceable in accordance with their terms except as may be limited by the Enforceability Exceptions. Other than the Commitment Letters and the Fee Letter, there are no other agreements, side letters or arrangements relating to the Financing Commitments that would affect the availability of the Financing. Neither R1, Parent nor Merger Sub is in breach of any of the terms or conditions set forth in the Commitment Letters. As of the date of this Agreement and assuming the closing conditions set forth in Section 7.01 and Section 7.02 have been satisfied and compliance in all material respects by the Company with Section 6.12, neither R1, Parent nor Merger Sub is aware nor has any reason to believe that any of the conditions to the Financing required to be satisfied by such party will not be satisfied on or prior to the date on which the Closing would otherwise occur pursuant to this Agreement, or that the Financing will not be available to R1, Parent or Merger Sub on the date on which the Closing would otherwise occur pursuant to this Agreement. R1, Parent or Merger Sub has fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date of this Agreement. Assuming the closing conditions set forth in Article VII and the Commitment Letters have been satisfied and compliance in all material respects by the Company with Section 6.12, and assuming the Financing is funded in accordance with the terms of the Commitment Letters, the aggregate proceeds from the Financing, together with cash on hand, will be sufficient for satisfaction of all of Parent’s obligations under this Agreement in an amount sufficient to consummate the Transactions, including the payment of the Final Cash Merger Consideration, repayment of the Funded Indebtedness, and the payment of all associated costs and expenses (including, without limitation, the Company Transaction Expenses) (collectively, the “Required Amount”). The Commitment Letters contain all of the conditions precedent to the obligations of the parties thereunder to make the full amount of the Financing available to Parent on the terms set forth therein. As of the date of this Agreement, none of the Financing Commitments has been terminated or withdrawn and no Lender has notified R1, Parent or Merger Sub in writing of its intention to terminate or withdraw the Debt Financing Commitments.
(c)    The obligations of R1, Parent and Merger Sub under this Agreement are not subject to any conditions regarding R1’s, Parent’s, Merger Sub’s, their respective Affiliates’, or any other Person’s ability to obtain financing for the consummation of the Transactions contemplated hereby.

5.06    Solvency. Assuming the satisfaction of the conditions set forth in Section 7.01 and Section 7.02, and assuming the representation and warranties set forth in Article IV are true and correct in all material respects, immediately after giving effect to the Transactions (including the Financing and any alternative financing permitted by this Agreement), the Closing Payments, the payment of any and all fees and expenses required to be paid by Parent and R1 in connection with the Transactions and the other Transaction Agreements, and the satisfaction of all of Parent’s and R1’s other payment obligations contemplated hereby, Parent, R1, the Surviving Corporation and their respective Subsidiaries shall be Solvent. No transfer of property is being made and no obligation is being incurred in connection with the transactions hereby with the intent to hinder, delay or defraud either present or future creditors of the Company or the Company Subsidiaries.
5.07    Ownership and Operations of Merger Sub. Parent owns of record and beneficially owns all outstanding shares of capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions, and has engaged in no other business or other activities or incurred any liabilities, other than in connection with or as contemplated in this Agreement and the other Transaction Agreements.
5.08    Brokers and Finders. No agent, broker, investment banker, financial advisor or other Person is or will become entitled to receive any commission, brokerage, finder’s fee or other similar compensation in connection with the consummation of the Transactions based upon arrangements made by or on behalf of Parent, R1 or Merger Sub for which the Company could have any liability prior to Closing.
5.09    Disclaimer of Warranties. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE V, THE OTHER TRANSACTION AGREEMENTS AND THE CERTIFICATE DELIVERED PURSUANT TO SECTION 7.03(C) HEREBY AND THEREBY, PARENT, R1 AND MERGER SUB EXPRESSLY DISCLAIM ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE V AND THE CERTIFICATE DELIVERED PURSUANT TO SECTION 7.03(C), PARENT, R1 AND MERGER SUB HEREBY DISCLAIM ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY OR STATEMENT MADE, OR COMMUNICATED, OR OTHER INFORMATION FURNISHED OR MADE AVAILABLE (IN ALL OF THE FOREGOING, WHETHER ORALLY OR IN WRITING) TO THE COMPANY, THE COMPANY STOCKHOLDERS OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES.
ARTICLE VI
COVENANTS
6.01    Conduct of the Business. Except for matters permitted or required by the terms of this Agreement (including pursuant to the Reorganization) or except as required by applicable Law, from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company shall (i) conduct its and the Company Subsidiaries’ businesses in the ordinary course of business consistent with past practice in all material respects, (ii) use commercially reasonable efforts to keep intact its and the Company Subsidiaries respective businesses in all material respects and (iii) use commercially reasonable efforts to preserve in all material respects their relationships with material customers and suppliers with whom they currently deal and key employees. In addition (and without limiting the generality of the foregoing), from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, except as set forth in Section 6.01 of the Company Disclosure Schedule or except for matters otherwise expressly permitted or required by the terms of this Agreement (including pursuant to the Reorganization) or except as required by applicable Law, the Company shall not, and shall not permit any of the Company Subsidiaries to, do any of the following without the prior written consent of Parent (which shall not be unreasonably delayed or withheld):
(a)    amend or restate the certificate of incorporation, bylaws or similar organizational documents of the Company or any of the Company Subsidiaries;
(b)    enter into, adopt, amend, modify or terminate a Company Benefit Plan (or any plan, program, policy, agreement or arrangement that would be a Company Benefit Plan if it were in existence on the date hereof) other than as required by applicable Law or such Company Benefit Plan;
(c)    other than as required by any Company Benefit Plan in effect as of the date hereof or by applicable Law, (i) increase or grant any bonus, severance (other than in the ordinary course of business consistent with past practice under the terms of any Company Benefit Plan set forth on Section 4.13(a) of the Disclosure Schedule), benefit, compensation or other direct or indirect compensation, or grant any equity or equity-based awards, in each case, to any current or former director, employee, independent contractor or individual service provider, other than in the ordinary course of business for any current or former director, employee, independent contractor or individual service provider whose base compensation is under $150,000; (ii) increase the coverage or benefits available under any (or create any new) Company Benefit Plan or otherwise modify or amend or terminate any Company Benefit Plan, except as provided in clause (i) above; (iii) accelerate or commit to accelerate the funding, payment, or vesting of any compensation or benefits to any current or former employee, officer, director or individual service provider; (iv) hire or otherwise enter into any employment or consulting agreement or arrangement with any Person or terminate any employee, officer, director, independent contractor or other individual service provider, in each case, whose base compensation would exceed, on an annualized basis, $150,000 or (v) implement any employee layoffs that would implicate WARN prior to Closing;
(d)    incur or assume, guarantee, or become obligated with respect to any Indebtedness, or assume, guarantee, endorse or otherwise become responsible for, whether directly, contingently or otherwise, any Indebtedness of any Person, other than (i) Indebtedness between the Company and the Company Subsidiaries, (ii) Indebtedness that will be repaid on or before the Closing Date, (iii) Indebtedness between the Company or any Company Subsidiary and any customer of such Person entered into in the ordinary course of business or (iv) other Indebtedness in an aggregate amount not to exceed $250,000;

(e)    permit, allow or suffer any of its assets or properties to become subjected to any Encumbrance (other than Permitted Encumbrances) of any nature whatsoever, other than as required by any instruments of Indebtedness existing as of the date hereof or any Indebtedness incurred after the date hereof permitted in accordance with Section 6.01(d);
(f)    make any change in accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of the Company other than as required by GAAP;
(g)    except as required by GAAP or in the ordinary course of business, (i) revalue in any material respect any of its properties or assets, including writing-off or accelerating notes or accounts receivable or (ii) defer any accounts payable;
(h)    (i) make, rescind, revoke or change any material Tax election, (ii) adopt or change any accounting method with respect to Taxes, (iii) surrender any right to claim a refund (or credit in lieu of a refund) of Taxes, (iv) consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, (v) settle or compromise or agree to settle or compromise any material Tax claim, (vi) enter into any closing agreement or ruling in respect of Taxes other than in the ordinary course of business or (vii) prepare or file any Tax Return in a manner inconsistent with past practice (except as otherwise required by Law);
(i)    acquire (whether by merging or consolidating with, or by purchasing a substantial portion of the assets or equity of, or by any other manner), any business, Person, division, assets, rights, securities or other properties of another Person, other than purchases of assets or properties in the ordinary course of business;
(j)    sell, assign, transfer, license, lease, abandon or otherwise dispose of any of its assets, rights or properties having a value in excess of $500,000 in the aggregate, except (i) inventory and obsolete or excess equipment or other assets sold in the ordinary course of business and (ii) the sale of assets purchased on behalf of customers;
(k)    make or commit to any capital expenditure, capital addition or capital improvement (or series of related capital expenditures, capital additions or capital improvements), individually or in the aggregate, in excess of $200,000, other than capital expenditures for such capital expenditures or commitments therefor that are reflected in the Company’s budget for the fiscal year ending December 31, 2018;
(l)    (A) issue, sell, repurchase, redeem or otherwise dispose of any of its capital stock or other equity interests, or create or suffer to be created any Encumbrances thereon (other than Permitted Encumbrances), other than in connection with the exercise of any Company Options or (B) grant or enter into any options, warrants, covenants or calls or other rights to purchase or convert any obligation into any of its equity interests, other than shares of Company Common Stock issued pursuant to the exercise of Company Options that have been granted prior to the date hereof and other than issuance or repurchases required by any Company Benefit Plan or Company Material Contract set forth on the Company Disclosure Schedule, (C) authorize or effect any recapitalization, combination, reclassification, stock split or similar change in capitalization, (D) authorize the issuance of securities in lieu of or in substitution for shares of its capital stock, (E) declare, set aside, establish a record date for, make or pay any non-cash dividends or any other non-cash distributions with respect to any of its equity interests, or (F) adopt a plan of complete or partial liquidation or authorize or undertake to dissolve or liquidate the Company, provided that, for the avoidance of doubt, the foregoing shall not limit the Company’s and the Company Subsidiaries’ ability to effect the Reorganization;
(m)    make any loans, advances or capital contributions to or investments in any Person (other than the Company and the Company Subsidiaries) in excess of $100,000 (other than Indebtedness between the Company or any Company Subsidiary and any customer of such Person entered into in the ordinary course of business);
(n)    pay, loan or advance any amount to, or sell, assign, license, transfer or lease any of the Company’s or the Company Subsidiaries’ assets, rights or properties, or enter into, amend or modify any agreement or arrangement with, the holders of any equity interest in the Company or any of the Company Subsidiaries, or any officer, director, stockholder, partner or member of the Company or any of the Company Subsidiaries, or any of such Person’s immediate family or any of their respective Subsidiaries, except for (i) transactions among the Company and the Company Subsidiaries, (ii) intercompany transactions in the ordinary course of business, (iii) entry into, or amendment or modification of, any employment agreement to the extent such action would be permissible under the terms of Section 6.01(c), (iv) payments, loans or advances made pursuant to existing agreements and (v) payment of expenses related to the consummation of the transactions contemplated by this Agreement and the Transaction Agreements;
(o)    waive, release, settle or compromise any pending or threatened Action, other than such waivers, releases, settlements or compromises of litigation (i) where the amount required to be paid does not exceed $50,000 individually or $250,000 in the aggregate, and (ii) which do not impose any material restrictions on the business or operations of the Company or the Company Subsidiaries and do not contemplate or involve any admission of wrongdoing by the Company or any of the Company Subsidiaries;
(p)    except as otherwise set forth in this Section 6.01, (i) materially amend, cancel, extend, materially modify, terminate (partially or completely), grant any material waiver under or give any material consent with respect to, or enter into any agreement to materially amend, cancel, extend, materially modify, terminate (partially or completely; provided, that this does not include any Company Material Contract which terminates or renews in accordance with its terms), grant any material waiver under or give any material consent with respect to, any Company Material Contract, other than in the ordinary course of business consistent with past practice, or (ii) enter into any Contract that if in effect on the date hereof would be a Company Material Contract or Lease, other than in the ordinary course of business; or
(q)    authorize any of, or commit or agree to take, whether in writing or otherwise, any of, the foregoing actions.

6.02    Compliance with Healthcare Laws; Maintenance of Healthcare Permits. From the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement in accordance with its terms:
(a)    the Company and the Company Subsidiaries shall comply in all respects with all Healthcare Laws, and all orders, writs, injunctions and decrees of any Governmental Entity under any Healthcare Law applicable to it or to its business or property, except to the extent that the failure to comply therewith, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; and
(b)    the Company and the Company Subsidiaries shall continue to hold and to maintain in full force and effect all Healthcare Permits, except to the extent that the failure to hold any Healthcare Permit or the failure of any Healthcare Permit to be in full force and effect, individually or in the aggregate, has not had or could not reasonably be expected to have a Company Material Adverse Effect.
6.03    [Reserved].
6.04    [Reserved].
6.05    Employment Matters.
(a)    During the one-year period following the Closing, Parent and R1 shall, or shall cause their Affiliates to, provide to the Company Employees, base salary, a cash bonus opportunity and employee benefits (including, without limitation, severance payments and severance benefits, but excluding any change in control, retention or equity compensation) that, with respect to each Company Employee, are substantially comparable in the aggregate to the base salary, bonus opportunity and employee benefits provided to such Company Employee under the existing terms of the Company Benefit Plans set forth on Section 4.13(a) of the Company Disclosure Schedule, in each case, immediately prior to the Closing.
(b)    Parent and R1 shall, or shall cause their Affiliates to, as applicable, give Company Employees full credit for such Company Employees’ service with the Company and its Affiliates and predecessors for purposes of eligibility and vesting and for purposes of determining future vacation accruals and severance amounts to the same extent and for the same purpose as recognized by the Company immediately prior to the Closing, under the corresponding Company Benefit Plan made available to the Company Employees; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits with respect to the same period of service.
(c)    Parent and R1 shall, or shall cause their Affiliates to, as applicable use commercially reasonable efforts to (i) waive any preexisting condition limitations otherwise applicable to Company Employees and their eligible dependents under any plan of Parent or any of its Affiliates that provides health benefits in which Company Employees may be eligible to participate within one (1) year following the Closing, to the extent waived or satisfied with respect to such employees as of the Closing under the analogous Company Benefit Plan immediately prior to the Closing, (ii) honor any deductible, co-payment, co-insurance and out-of-pocket maximums incurred by Company Employees and their eligible dependents under the health plans in which they participated immediately prior to the Closing during the portion of the calendar year prior to the Closing in satisfying any deductibles, co-payments, co-insurance or out-of-pocket maximums under health plans of Parent or any of its Affiliates in which they are eligible to participate after the Closing in the same plan year in which such deductibles, co-payments, co-insurance or out-of-pocket maximums were incurred and to the same extent such amounts were honored for such purposes under the analogous Company Benefit Plan, and (iii) waive any waiting period limitation, actively-at-work requirements or evidence of insurability requirement that would otherwise be applicable to a Company Employee and his or her eligible dependents on or after the Closing, in each case to the extent such Company Employee or eligible dependent had satisfied or was not subject to any similar limitation or requirement under an analogous Company Benefit Plan prior to the Closing.
(d)    Effective no later than the Closing Date, the Company shall take or cause to be taken all actions necessary or appropriate to cease participation, accrual of benefits and coverage under the Company Benefit Plans by EMS Parent and EMS Entities and current and former employees of the Company and the Company Subsidiaries (and spouses and covered dependents thereof) who primarily performed services for the EMSystems business.
(e)    Nothing contained in this Section 6.05, express or implied, shall be construed (i) to establish, amend, or modify any benefit plan, program, agreement or arrangement, (ii) to prevent R1 or any of its Affiliates (including, after the transaction, the Company and the Company Subsidiaries) from terminating or modifying the terms of employment of any employees or terminating or modifying any Company Benefit Plan or any other employee benefit plan, program, agreement or arrangement, or (iii) to confer upon any individual (including employees, retirees, or dependents or beneficiaries of employees or retirees) any right as a third-party beneficiary of this Agreement. The parties hereto acknowledge and agree that the terms set forth in this Section 6.04 shall not create any right in any Company Employee or any other Person to any continued employment with the Company, Parent, R1 or any of their respective Affiliates, successors, or assigns.
6.06    Publicity. The initial press release announcing this Agreement, any ancillary agreements and the transactions contemplated herein shall be in substantially the form mutually agreed upon by Parent and Merger Sub, on the one hand, and the Securityholder Representative, on the other hand. No other press release, public announcement or public filing related to this Agreement or the transactions contemplated herein, or prior to the Closing any other announcement or communication to the employees, customers or suppliers of the Company or the Company Subsidiaries, shall be issued or made by any party hereto without the prior written approval of Parent, Merger Sub, the Securityholder Representative and the Company (which approval shall not be unreasonably withheld, delayed or conditioned), unless required by Law (in the reasonable opinion of counsel) or the rules and regulations of an applicable securities exchange, in which case, Parent and Merger Sub, on the one hand, and the Company and the Securityholder Representative, on the other hand, shall use their commercially reasonable efforts to consult with the other and provide the other party the right to review such press release, announcement, public filing or communication and provide comments which will reasonably be taken into account, in each case, prior to issuance, distribution or publication, in each case, to the extent reasonably practicable. The parties understand and agree that Parent, R1 or their Affiliates intend to publicly disclose this Agreement and the Transactions subsequent to the execution of this Agreement as required pursuant to the rules or regulations of an applicable securities exchange; provided that any such initial disclosure shall require the joint approval of Parent, R1 and Merger Sub, on the one hand, and the Company and the Securityholder Representative, on the other hand (which approval shall not unreasonably be withheld). For the avoidance of doubt, the parties acknowledge and agree that Thomas H. Lee Partners, L.P. and its Affiliates may provide information about the subject matter of this Agreement and the transactions contemplated hereby to their respective limited partners and investors in the ordinary course of business, subject to customary confidentiality obligations with respect thereto.
6.07    Confidentiality. Each of Parent and R1 acknowledges that the information provided to it and its Representatives in connection with this Agreement and the transactions contemplated hereby are subject to the terms of the Non-Disclosure Agreement between R1 and Intermedix Corporation, dated as of April 12, 2017 (as amended or modified from time to time, the “Confidentiality Agreement”). The terms of the Confidentiality Agreement are hereby incorporated by reference. The Confidentiality Agreement shall terminate on the earlier of (i) at the date of its expiration in accordance with its terms and (ii) at the Closing.
6.08    Access to Information.
(a)    Prior to the Closing Date and subject to applicable Laws and Section 6.07, Parent shall be entitled, through its officers, employees and Representatives (including its legal advisors, financing sources and accountants), to have such access to the information, properties, businesses and operations of the Company and the Company Subsidiaries and such examination of the books and records of the Company and the Company Subsidiaries as it reasonably requests upon reasonable advance written notice. Any such access and examination shall be conducted during regular business hours and under circumstances that do not unreasonably interfere with the normal operations of the business and shall be subject to restrictions under applicable Law. The Company shall cause the officers, employees, consultants, agents, accountants, attorneys and other Representatives of the Company and the Company Subsidiaries to cooperate with Parent and Parent’s Representatives in connection with such access and examination, and Parent and its Representatives shall cooperate with the Company and its Representatives and shall use their commercially reasonable efforts to minimize any disruption to the business. Any disclosure during such investigation by Parent or its Representatives shall not constitute any enlargement or additional representation or warranty of the Company beyond those specifically set forth in Article IV. Notwithstanding anything herein to the contrary, no such access or examination shall be permitted to the extent that it (i) relates to the negotiation of this Agreement and the Transactions, (ii) would unreasonably disrupt the operations of the Company or any of the Company Subsidiaries or (iii) would require the Company or any of the Company Subsidiaries to disclose information that in the reasonable judgment and good faith of counsel to the Company, is subject to attorney-client privilege or may conflict with any applicable Law or confidentiality obligations to which the Company or any of the Company Subsidiaries is bound provided, however, that in each such case, the Company and the Company Subsidiaries shall use commercially reasonable efforts to take those actions reasonable necessary so that the Company or the Company Subsidiaries is able to provide such information to Parent or a Representative of Parent (which efforts shall not require the Company to waive its attorney-client privilege or violate any material Contract or applicable Law).
(b)    Notwithstanding anything to the contrary contained herein, prior to the Closing, (i) without the written consent of the Company (which may be withheld in the Company’s sole discretion), Parent and R1 shall not contact any customers of the Company or any Company Subsidiary, other than in the ordinary course of the business of Parent, R1 or any of their Affiliates with respect to matters not related to the Company or the Company Subsidiaries, and provided that the Company shall have the right to have one (1) Representative present during any such contact in the event that it consents to such contact, and (ii) Parent and R1 shall have no right to perform invasive or subsurface investigations of the properties or facilities of the Company or any of the Company Subsidiaries without the prior written consent of the Company (which consent may be withheld for any reason).
6.09    Regulatory Approvals.
(a)    The Company, Parent, R1 and Merger Sub will, as promptly as practicable and no later than ten (10) Business Days following the date of this Agreement, file with the United States Federal Trade Commission and the United States Department of Justice, the notification form required pursuant to the HSR Act for the Transactions, which form will specifically request early termination of the waiting period prescribed by the HSR Act. The Company, Parent, R1 and Merger Sub will use reasonable best efforts to make all other necessary filings with such Governmental Entities as promptly as practicable following the date of this Agreement. Each of the Company, Parent, R1 and Merger Sub will furnish to each other’s counsel such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act and will provide any supplemental information requested by any Governmental Entity as promptly as practicable. The Company, Parent, R1 and Merger Sub will use all reasonable best efforts to comply as promptly as practicable with any requests made for any additional information in connection with such filings. All fees and expenses in connection with any filing pursuant to the HSR Act, Competition Laws or any application or filing before a Governmental Entity shall be borne by Parent and R1.
(b)    Subject to the immediately following sentence, the Company, Parent, R1 and Merger Sub will use their reasonable best efforts to promptly obtain any clearance required under the HSR Act for the consummation of the Transactions and will keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Entity and will comply as promptly as practicable with any such inquiry or request. Parent, R1 and Merger Sub will use their respective reasonable best efforts to avoid or eliminate each and every impediment under the HSR Act that may be asserted by any Governmental Entity so as to enable the parties to close the Transactions by no later than the Outside Date, including but not limited to (i) proposing, negotiating, committing to or effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of its assets, properties or businesses or of the assets, properties or businesses to be acquired, and the entrance into such other arrangements, as necessary or advisable in order to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction or other order in any suit or proceeding which would otherwise have the effect of materially delaying or preventing the consummation of the Transactions; (ii) opposing or defending through completion of litigation on the merits any claim, Action, suit, investigation or other proceeding brought by any Governmental Entity or other Person challenging the Transactions under any Law, including any such action as reasonably necessary to appeal and overturn any Order preventing or enjoining the Transactions; and (iii) agreeing to such limitations on conduct or actions of members of Parent, R1 and their Affiliates after the Closing as may be required in order to obtain satisfaction of the closing conditions set forth in Section 7.01 prior to the Outside Date; provided, however, that notwithstanding the foregoing or anything in this Agreement to the contrary, in no event shall Parent, R1 or any of their respective Affiliates be required to, nor shall the Company or any of its Affiliates, without prior written consent of Parent, take any actions under this paragraph if such actions would result in a material adverse effect, as measured on the Company.
(c)    The parties hereto commit to instruct their respective counsel to cooperate with each other and use reasonable best efforts to facilitate and expedite the identification and resolution of any issues arising under the HSR Act at the earliest practicable dates. Such reasonable best efforts and cooperation include counsel’s undertaking (i) to keep each other appropriately informed of material communications from and to personnel of the reviewing Governmental Entities in connection with the Transactions and (ii) to confer with each other regarding appropriate contacts with and to the extent practicable, consult with the others prior to any response to personnel of such Governmental Entities in respect of any filings, applications, investigation or other inquiry concerning the Transactions and the content of any such contacts or presentations. The Company, Parent, R1 and Merger Sub will, to the extent practicable, consult with the other parties prior to any meeting or discussion with any Governmental Entity with respect of any such filings, applications, investigation or other inquiry, and will give the other party prior notice of the meeting or discussion and, to the extent permitted by the relevant Governmental Entity, the opportunity to attend and participate in such meeting or discussion (which, at the request of either Parent or the Company, will be limited to outside antitrust counsel only). Each of Parent and the Company will have the right to review (subject to appropriate redactions for confidentiality and attorney-client privilege concerns) and approve the content of any presentations, white papers or other written materials to be submitted to any Governmental Entity in advance of any such submission.
(d)    Prior to the Closing, Parent and Merger Sub will not, and will not permit any of their respective Subsidiaries to, acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any permits, orders or other approvals of any Governmental Entity necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) increase the risk of any Governmental Entity entering an order prohibiting the consummation of the Transactions or (iii) delay the consummation of the Transactions to a date later than the Outside Date.

6.10    Director and Officer Liability; Indemnification.
(a)    The certificate of incorporation and bylaws (or equivalent governing documents) of each of the Surviving Corporation and the Company Subsidiaries shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors, managers and officers (the “Indemnified Individuals”) than are set forth in the respective organizational documents of the Company and the Company Subsidiaries (as applicable) (or equivalent governing documents) as of the Effective Time, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals, in each case, except and only to the extent as required by applicable Law.
(b)    The Company shall purchase prior to the Effective Time a “tail” insurance policy for a period of six years after the Effective Time, with reputable and financially sound carriers of at least the same coverage and amounts and containing terms and conditions that are no less advantageous than the current policies of directors’ and officers’ liability insurance maintained by the Company and the Company Subsidiaries with respect to claims arising from or related to facts or events that occurred at or before the Effective Time. Parent shall cause the Surviving Corporation to take, and the Surviving Corporation shall take, all necessary actions to maintain such policies in full force and effect and fulfill its obligations thereunder throughout such six-year period following the Effective Time. Nothing in this Section 6.10 is intended to replace the rights of the Persons who are beneficiaries of the “tail” policy described in this Section 6.10(b) (including Parent, R1, the Surviving Corporation and their Subsidiaries). The costs of the tail insurance policy referred to in this Section 6.10(b) shall be borne by Parent and R1.
(c)    Notwithstanding anything herein to the contrary, if any Action (whether arising before, at or after the Effective Time) is made against any Indemnified Individual on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 6.10 shall continue in effect until the final disposition of such Action.
(d)    This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Individuals and their respective heirs and legal representatives. The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Individual is entitled, whether pursuant to law, contract or otherwise.
(e)    In the event that the Surviving Corporation or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, shall succeed to the obligations set forth in this Section 6.10. In addition, the Surviving Corporation shall not distribute, sell, transfer or otherwise dispose of any of its assets in a manner that would reasonably be expected to render the Surviving Corporation unable to satisfy its obligations under this Section 6.10.

(f)    No right or remedy herein conferred by this Agreement is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at Law or in equity or otherwise.
6.11    Reasonable Best Efforts. Upon the terms and subject to the conditions herein provided and Section 6.09 which specifically governs the parties’ obligations with respect to filings under the HSR Act, each of the parties hereto shall use its reasonable best efforts to take or cause to be taken all actions, to do or cause to be done and to assist and cooperate with the other party in doing all things necessary, proper or advisable under applicable Laws to consummate and make effective, in the most expeditious manner reasonably practicable, the transactions contemplated hereby and by the other Transaction Agreements, and in any event, no later than the Outside Date, including: (a) the satisfaction (but not waiver) of the conditions precedent to the obligations of any of the parties; (b) the obtaining of applicable consents, waivers or approvals of any Governmental Entities or third parties; (c) the defending of any actions challenging this Agreement or the performance of the obligations hereby; and (d) the execution and delivery of such instruments, and the taking of such other actions, as the other party may reasonably require in order to carry out the intent of this Agreement. Notwithstanding the foregoing, none of the Company, Parent, R1, Merger Sub nor any of their respective Affiliates shall be obligated to make any non-de minimis payments or otherwise pay any non-de minimis consideration to any third party to obtain any applicable consent, waiver or approval.
6.12    Financing and Financing Assistance.
(a)    [Reserved].
(b)    Giving due regard to the Marketing Period, R1, Parent and Merger Sub shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, as promptly as possible all things necessary to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter, including using reasonable best efforts to (i) until the funding of the Debt Financing at or prior to the Closing, maintain in effect the Debt Commitment Letter, (ii) negotiate and enter into definitive financing agreements with respect to the Debt Financing that are on terms and conditions contemplated by the Debt Commitment Letter (including any related market flex provisions set forth in the Fee Letter), (iii) satisfy or cause to be satisfied, on a timely basis, taking into account the Marketing Period, all conditions applicable to Parent and Merger Sub obtaining the Debt Financing set forth in the Debt Commitment Letter that are within their control, including the payment of any commitment, engagement, or placement fees required as a condition to the Debt Financing, (iv) upon satisfaction of the conditions set forth in the Debt Commitment Letter, consummate the Debt Financing at or prior to the date that the Closing is required to be effected in accordance with this Agreement (Parent and Merger Sub acknowledge and agree that it is not a condition to Closing under this Agreement, nor to the consummation of the Merger, for R1, Parent and Merger Sub to obtain the Debt Financing or any alternative financing), (v) enforce its rights under the Debt Commitment Letter and/or the definitive agreements relating to the Debt Financing; and (vi) comply with its obligations under the Debt Commitment Letters. Upon written request of the Company,

Parent shall keep the Company reasonably informed on a current basis and in reasonable detail of material developments in respect of the status of its efforts to arrange the Debt Financing. Without limiting the generality of the foregoing, Parent and Merger Sub shall provide the Company prompt notice (x) of any breach or default by any party to the Debt Commitment Letter or the definitive agreements relating to the Debt Financing of which Parent or Merger Sub become aware that would delay or prevent the Closing or result in insufficient financing to make all payments required to be made by Parent on the Closing Date pursuant to Section 3.03(b), (y) of the receipt of (A) any written notice or (B) other written communication, in each case from any Lender party to the Debt Commitment Letter with respect to any (i) actual or potential breach, default, termination or repudiation by such Lender related to the Debt Financing or (ii) material dispute or disagreement between or among any parties to the Debt Commitment Letter or the definitive agreements related to the Debt Financing (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Debt Financing) to the extent such dispute would delay or prevent the Closing or result in insufficient financing to make all payments required to be made by Parent on the Closing Date pursuant to Section 3.03(b), or (z) any expiration or termination of the Debt Commitment Letter. Prior to the Closing, Parent and Merger Sub shall not, without the prior written consent of the Company, agree to, or permit, any amendment or modification of, or waiver under, the Debt Commitment Letter (including, for the avoidance of doubt, any provision of the Fee Letter), if such amendment, modification or waiver would (1) reduce the aggregate amount of the Debt Financing (except to the extent there is a corresponding increase in a Replacement Financing or other debt financing) to an amount less than the amount required to make all payments required to be made by the Parent on the Closing Date pursuant to Section 3.03(b), or, (2) impose new or additional conditions or expand upon (or amend or modify in any manner adverse to the interests of the Company) the conditions precedent to the receipt of the Debt Financing as set forth in the Commitment Letter in a manner that would reasonably be expected to (I) materially delay or prevent the Closing, or (II) make the funding of any portion of the Debt Financing (or satisfaction of any condition to obtaining any portion of the Debt Financing) less likely to occur. For purposes of this Section 6.12, the definitions of “Commitment Letters,” “Debt Commitment Letter” “Financing Commitments” and “Debt Financing Commitments” shall include the applicable documents for any Replacement Financing, and references to “Debt Financing”, and “Financing” shall include any Replacement Financing. Parent and Merger Sub shall promptly deliver to the Company copies of any such amendment, modification or waiver. Further, for the avoidance of doubt, if the Debt Financing (or any alternative financing) has not been obtained, R1, Parent and Merger Sub shall continue to be obligated to consummate the Transactions subject only to the satisfaction or waiver of the conditions set forth in Sections 7.01 and 7.02.
(c)    If, notwithstanding the use of reasonable best efforts by Parent and Merger Sub to satisfy its obligations under Section 6.12(a), any of the Debt Financing (after giving effect to any other equity and/or debt financing that may then be available to cover such unavailable amount) on the terms and conditions contemplated by the Debt Commitment Letter (after taking into account any related market flex provisions set forth in the Fee Letter) Parent and Merger Sub shall use their respective reasonable best efforts promptly to arrange for alternative debt financing on terms and conditions in the aggregate not materially less favorable to Parent and Merger Sub than the Debt Financing contemplated by the Debt Commitment Letter as in effect on the date of this Agreement (after taking into account any related market flex provisions set forth in the Fee

Letter) in an amount sufficient to replace any unavailable portion of the Debt Financing (any such alternative debt financing, a “Replacement Financing”) and the provisions of this Section 6.12 shall be applicable to the Replacement Financing. It is understood and agreed that in no event will the reasonable best efforts of Parent or Merger Sub be deemed or construed to require Parent or Merger Sub to pay any fees materially in excess of those contemplated by the Debt Commitment Letter or the Fee Letter (including market flex provisions set forth therein) as in effect on the date of this Agreement (whether to secure waiver of any conditions contained therein or otherwise). Parent shall deliver to the Company copies of any commitment letter associated with a Replacement Financing.
(d)    Prior to the Closing, the Company shall, and shall cause the Company Subsidiaries to, and shall use its reasonable best efforts to cause its and the Company Subsidiaries’ officers, employees and advisors to, provide to Parent all cooperation that is reasonably requested by Parent or Merger Sub in connection with arranging, syndicating and obtaining the Debt Financing, including the following, in each case to the extent applicable under the relevant Debt Commitment Letter: (i) causing the Company’s senior officers to participate in a reasonable number of meetings, presentations and conference calls with rating agencies that are customary for financings of a type similar to the Debt Financing; (ii) assisting with the preparation of (A) presentations and other customary documents and materials for rating agency presentations, and (B) bank information memoranda and lender presentations and other customary marketing documents and materials (including customary authorization letters with respect to the presence or absence of material non-public information with respect to the Company and the accuracy in all material respects of the information with respect to the Company contained in the disclosure and marketing materials)) for any portion of the Debt Financing; (iii) assisting in the preparation of, and executing and delivering, definitive financing documents, including credit agreements, guarantee and collateral documents and customary closing certificates and other customary documents and instruments as may be required in connection with the Debt Financing as may be reasonably requested by Parent or the Lenders and that are not effective until as of, or after, the Closing; (iv) assisting Parent with Parent’s preparation of pro forma financial statements necessary to satisfy the conditions set forth in Section 4 of the Senior Debt Commitment Letter and Annex III thereto; provided, that neither the Company nor any of the Company Subsidiaries or Company Representatives shall be responsible in any manner for information relating to the proposed debt and equity capitalization that is required for such pro forma financial information; (v) facilitating, effective as of the Closing Date, the granting of a security interest (and perfection thereof) in collateral and the termination of the existing guarantee and collateral arrangements, release of encumbrances and obtaining payoff letters in accordance with Section 3.05 in respect of the holders of the Funded Indebtedness as set forth on Section 3.05 of the Company Disclosure Schedule; (vi) reasonably cooperating with Parent’s legal counsel in connection with any legal opinions that such legal counsel may be required to deliver in connection with the Debt Financing; (vii) if necessary, periodically update the Financing Information so that, to the Knowledge of the Company, such Financing Information does not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein, in light of the circumstances in which they were made, not materially misleading (other than information supplied by or on behalf of Parent or any of its Affiliates); (viii) if reasonably requested in writing at least ten Business Days prior to Closing, providing at least five Business Days prior to Closing, and as reasonably requested by Parent, all documentation and other information with respect to the Company, the Company Subsidiaries and their respective Affiliates that the Lenders have reasonably determined is required by regulatory authorities in connection with applicable “know your customer” and anti-money laundering rules and regulations (including the USA PATRIOT Act); (ix) causing direct contact between the Company's senior management, on the one hand, and the Financing Sources, on the other hand, at such times and locations mutually agreed upon; and (x) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Parent to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available on the Closing Date to fund the amounts required to be funded on the Closing Date pursuant to Section 3.03(b); provided that, notwithstanding anything in this Agreement to the contrary, until the Effective Time occurs, neither the Company nor the Company Subsidiaries shall (1) be required to pay any commitment or other similar fee, (2) other than delivery of customary authorization letters with respect to information provided by the Company and the Company Subsidiaries, be required to execute any document relating to the Debt Financing that will be effective prior to Closing, (3) be required to incur any liability in connection with the Debt Financing, (4) be required to provide any cooperation or information that does not pertain to the Company or the Company Subsidiaries (it being understood that no officer or employee of the Company or any Company Subsidiary shall be required to take any action other than on behalf of the Company and/or the applicable Company Subsidiary in his, her or their capacity as an officer of employee of the Company or the applicable Company Subsidiary), or (5) be required to deliver any financial statements other than the Company Financial Statements. R1 and Parent shall indemnify and hold harmless, the Company and the Company Subsidiaries, and their respective officers, employees and representatives, from and against any and all liabilities or losses suffered or incurred by them in connection with the cooperation provided pursuant to this Section 6.12(d) or any information provided in connection therewith, except in the event such liabilities or losses arose out of or result from a material misstatement in, or failure to state a material fact pertinent to, the written information provided by or on behalf of the Company or any fraud or any intentional misrepresentations with respect to any such written information. Notwithstanding anything in this paragraph, such requested cooperation shall not unreasonably interfere with the ongoing operations of the Company or the Company Subsidiaries. The Company hereby consents to the reasonable use of the Company’s and the Company Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of the Company Subsidiaries or the reputation or goodwill of the Company or any of the Company Subsidiaries. Promptly following the request of the Company, Parent will reimburse the Company for any out-of-pocket expenses incurred by the Company and/or any of the Company Subsidiaries in connection with the assistance required by this Section 5.13.
(e)    Notwithstanding any other provisions of this Agreement, Parent and Merger Sub shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, the Commitment Letters or definitive agreements relating to the Debt Financing; provided that: (i) without the prior written consent of the Company, no such amendment, replacement, supplement, modification or waiver shall (1) reduce (or have the effect of reducing) the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount in respect of the Financing) to less than the Required Amount (after giving effect to Parent’s and Merger Sub’s available cash on hand following the transactions otherwise contemplated by this Agreement), (2) add new conditions precedent or contingencies to the

Financing or amend, replace, supplement or modify any existing conditions precedent or contingencies to the Financing in a manner adverse to Parent (or its Affiliates) or that would reasonably be expected to prevent, impede or delay or make less likely to occur, the funding of the Financing (or satisfaction of the conditions or contingencies to the Financing) on the Closing Date, (3)  delay the funding of the Financing or reasonably be expected to prevent, impede or delay the availability of the Financing on the date upon which the Closing Date is required to occur pursuant to Section 2.02, (4) waive any remedy available to Parent or Merger Sub thereunder or adversely impact the ability of Parent or Merger Sub to enforce or cause the enforcement of its rights under the Commitment Letters or the definitive agreements relating to the Financing or (5) impose obligations on the Company or its Affiliates that would be effective prior to the Effective Time or violate any other provision of the proviso to Section 6.12(d) above. Parent shall provide the Company with a copy of the commitment letter and/or fee letter (and any related agreements) relating to any amendment, replacement, supplementation or other modification contemplated by this Section 6.12(e).
6.13    Preservation of Records. Parent shall, and shall cause the Surviving Corporation to, preserve and keep the records of the Company and the Company Subsidiaries for a period of seven years following the Closing Date (or longer if required by applicable Law) and shall make such records (or copies) and reasonably appropriate personnel available, during regular business hours and upon reasonable advance notice, to the Securityholder Representative or any Company Stockholder, at the Securityholder Representative’s or such Company Stockholder’s expense, as may be reasonably required by such party in connection with any insurance claims by, legal proceedings (other than legal proceedings or Actions between Parent or R1, on the one hand, and such Person, on the other hand) or Tax audits against, governmental investigations of, or compliance with applicable Laws by, the Securityholder Representative, the Company Stockholders or any of their Affiliates in respect of the Company. Notwithstanding anything herein to the contrary, no such access or examination shall be permitted to the extent that it (i) would unreasonably disrupt the operations of the Company or any of the Company Subsidiaries or (ii) would require the Company or any of the Company Subsidiaries to disclose information that, in the reasonable judgment and good faith of counsel to the Company, is subject to attorney-client privilege or may conflict with any applicable Law or confidentiality obligations to which the Company or any of the Company Subsidiaries is bound; provided, that in each such case, the Company and the Company Subsidiaries shall use commercially reasonable efforts to take those actions reasonably necessary so the Company or the Company Subsidiaries is able to provide such information to the Securityholder Representative or Company Stockholder (which efforts shall not require the Company or the Company Subsidiaries to waive its attorney-client privilege or violate any Contract or applicable Law).
6.14    Escrow Agreement and Paying Agent Agreement. At the Closing, each of Parent and the Securityholder Representative shall duly execute and deliver to the other, and shall use their reasonable best efforts to cause the Escrow Agent and Paying Agent to duly execute and deliver to Parent and the Securityholder Representative, the Escrow Agreement and the Paying Agent Agreement, respectively.

6.15    FIRPTA Certificate. On or prior to the Closing Date, the Company shall deliver to Parent a certificate in compliance with Treasury Regulation Section 1.1445-2 and Treasury Regulation Section 1.897-2(h), certifying that the shares of Company Common Stock are not United States real property interests within the meaning of Section 897 of the Code together with a notice that Parent may provide to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), in each case in the form attached hereto as Exhibit F (the “FIRPTA Certificate”). In the event that the Company is unable to provide such a certificate, Parent’s sole remedy shall be to make an appropriate withholding under Sections 897 and 1445 of the Code.
6.16    [Reserved].
6.17    [Reserved].
6.18    Tax Matters.
(a)    Transfer Taxes. At the Closing or, if due thereafter, promptly when due thereafter, all Transfer Taxes, whether imposed on the Company or the Company Subsidiaries or imposed on any holder of Company Common Stock resulting from the Transactions will be paid by R1.  The party required by law will prepare and file any Tax Returns with respect to such Taxes and the other parties will cooperate with the preparing party in the preparation and filing of such Tax Returns.
(b)    Cooperation on Tax Matters. R1, the Surviving Corporation and the Securityholder Representative will cooperate fully, as and to the extent reasonably requested by any other party hereto, in connection with the filing of Tax Returns, any Tax audits, Tax proceedings or other Tax-related claims.  Such cooperation will include, at the other party’s request and expense, providing records and information that are reasonably relevant to any such matters, making employees available on a mutually convenient basis to provide additional information and explaining any materials provided pursuant to this Section 6.18(b).
(c)    None of Parent, R1, Merger Sub, the Company or any of their Affiliates will make any election under Sections 338 or 336(e) of the Code (or any similar provision under state, local or foreign Law) with respect to the Transactions. None of EMS Parent or any of its Affiliates shall make any election under Section 336(e) of the Code (or any similar provision under state, local or foreign Law) with respect to the Reorganization.
(d)    None of R1, Merger Sub, the Company or any of their Affiliates shall take any action that would cause the transactions contemplated by this Agreement to constitute part of a transaction that is the same as, or substantially similar to, the “intermediary transaction tax shelter” described in IRS Notices 2001-16 and 2008-111.
(e)    Straddle Period Allocation. For purposes of determining Indebtedness and Working Capital, in the case of any Tax other than a property, ad valorem or similar Tax imposed with respect to a Straddle Period, the portion of such Tax that is allocable to the portion of such Straddle Period ending on the Closing Date shall be deemed equal to the amount which would be payable if the relevant Straddle Period ended on the Closing Date (and, for such purposes, the taxable period of any Subsidiary of the Company that is a partnership or other pass-through entity or a “controlled foreign corporation” (as defined under Section 957 of the Code), shall be deemed to terminate at the end of the day on the Closing Date, such that any income Tax liability arising during such Pre-Closing Tax Period is allocated to the holder of each beneficial interest immediately before the end of the short taxable year ending on the Closing Date), provided that all permitted allowances, credits, exemptions and deductions that are normally computed on the basis of an entire year period (such as depreciation and amortization deductions) shall accrue on a daily basis and shall be allocated between the pre-Closing portion of the Straddle Period and the post-Closing portion of the Straddle Period in proportion to the number of days in each such period. In the case of any property, ad valorem or similar Taxes that are payable with respect to a Straddle Period, the portion of such Taxes attributable to the portion of such Straddle Period ending on the Closing Date will be equal to the product of all such Taxes multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on the Closing Date, and the denominator of which is the number of days in the entire Straddle Period.
(f)    Pre-Closing Tax Matters. Except to the extent required by Law, without the prior written consent of the Securityholder Representative (not to be unreasonably withheld, conditioned or delayed), Parent and its Affiliates shall not, and Parent and its Affiliates shall not permit the Company or any of the Company Subsidiaries to, take the following actions to the extent such action could reasonably be expected to increase an amount of Taxes for which the Company Stockholders are liable hereunder: (i) amend or otherwise modify any Tax Return relating to a Pre-Closing Tax Period, (ii) make or change any Income Tax election or accounting method or practice with respect to, or that has retroactive effect to, any Pre-Closing Tax Period; (iii) make or initiate any voluntary contact with a Taxing Authority that is intended to lead to a voluntary disclosure agreement or could reasonably be expected to result in an increase in a Tax liability for any Pre-Closing Tax Period; or (iv) take any action relating to Taxes on the Closing Date after the Closing (other than as expressly contemplated by this Agreement) that is outside the ordinary course of business.
(g)    Tax Treatment. The parties hereto agree that (1) the fair market value of the capital stock of EMS Parent as of the Closing (the “EMS Parent Stock Value”) will be equal to the value described in the valuation of EMS Parent made available to Parent prior to the date hereof (the “EMS Valuation”), provided, however, that the Company shall cause the EMS Valuation to be updated and provided to Parent on or before the Closing Date setting forth an updated valuation of EMS Parent as of the Closing Date, which updated EMS Valuation shall apply the same methodology as used to prepare the EMS Valuation delivered to Parent prior to the date hereof, and the EMS Parent Stock Value will be equal to the value described in such updated EMS Valuation, and (2) for U.S. federal income tax purposes, (i) a portion of the Company Common Stock shall be treated as having been exchanged for shares of capital stock of EMS Parent in a redemption that is integrated with the Merger pursuant to Zenz v. Quinlivan, 213 F.2D 917 (6th Cir. 1954), and (ii) the other shares of Company Common Stock shall be treated as having been exchanged for all other aggregate Per Share Common Stock Merger Consideration in a purchase of such Company Common Stock by Parent. Except as required under applicable Law, no party hereto shall take any position that is inconsistent with the value described in, or the treatment set forth in, this Section 6.18(g) for U.S. federal income tax purposes, or where permissible, state or local tax purposes.
6.19    Reorganization. On or prior to the Closing Date, the Company shall consummate the reorganization transactions described on Exhibit A hereto in a manner substantially consistent with the terms therein. Notwithstanding the foregoing, from time to time after the date hereof, the Company may modify any transaction step described on Exhibit A hereto; provided, that, if such modification adversely affects Parent or R1, then the Company shall be required to obtain the consent of Parent or R1, as applicable, prior to implementing such modification (which consent shall not be unreasonably withheld, delayed or conditioned).
6.20    No Solicitation of Transactions. From the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, neither the Company nor any of its Subsidiaries shall (and the Company shall cause the Company Stockholders and its and their Affiliates and Representatives not to), directly or indirectly, submit, solicit, initiate, encourage, discuss or knowingly facilitate any proposal or offer from any Person (other than Parent, RI and their Affiliates in connection with the Transactions) or enter into any agreement or accept any offer relating to or consummate any (i) reorganization, liquidation, dissolution or recapitalization of the Company or any Company Subsidiary (other than not involving any Person other than the Company and any Company Subsidiary), (ii) merger or consolidation involving the Company or any Company Subsidiary (other than between the Company’s Subsidiaries), (iii) purchase or sale of any equity interests (or any rights to acquire, or securities convertible into or exchangeable for, any such equity interests) or a material amount of assets of the Company or any Company Subsidiary, or (iv) similar transaction or business combination involving the Company or any Company Subsidiary or a material amount of their businesses or assets; provided that, for the avoidance of doubt, the foregoing shall not limit the Company’s and the Company Subsidiaries’ ability to effect the Reorganization (each such transaction, an “Acquisition Transaction”). Promptly and in any event no later than five (5) Business Days following the date hereof, the Company will instruct any third parties to return or destroy all confidential information of the Company and any Company Subsidiary provided to such party in connection with such third party’s consideration of an Acquisition Transaction. In the event that the Company, any Company Subsidiaries or any Company Stockholder receives an inquiry, proposal or offer with respect to an Acquisition Transaction on or after the date hereof and prior to the Closing, the Company will provide Parent with prompt notice thereof, which notice shall include the material terms of and the identity of the Person or Persons making, such inquiry, proposal or offer.
6.21    Written Consents; Notices. As promptly as practicable after the execution and delivery of this Agreement, the Company will deliver to Parent the Company Stockholder Approval. At or prior to the Effective Time, the Company shall take or cause to occur all requisite action, including adopting such resolutions and amendments to the Company Stock Plan and providing any notices to employees or contractors thereunder.
6.22    Termination of Related Party Transactions. Prior to the Closing, the Company and the Company Subsidiaries shall cause the Related Party Transactions set forth on Section 6.22 of the Company Disclosure Schedule to be terminated with no further financial obligation following the Closing of the Company or any of the Company Subsidiaries; provided that any rights to indemnification granted that by their terms survive termination thereunder shall survive such termination.
6.23    [Reserved].
6.24    Delivery of Certain Financial Statements. The Company shall use its commercially reasonable efforts to prepare and deliver to Parent after the date hereof the Company Financial Statements. The Company shall provide Parent with a reasonable opportunity to consult with the Company and its representatives, including its independent accountants, from time to time prior to the Closing, with respect to the progress of the preparation of such Company Financial Statements. The Company and Parent shall work together in good faith to finalize the ASC 606 Paper as soon as reasonably practicable after the date hereof, which ASC 606 Paper will be subject to Parent’s reasonable review and comment. Parent will lead the process related to the ASC 606 Paper. Parent shall pay (i) 50% of the documented and reasonable third party expenses incurred after the date hereof in connection with the preparation of the ASC 606 Paper in an aggregate amount not to exceed One Million Dollars ($1,000,000) and (ii) 100% of such expenses in excess of One Million Dollars ($1,000,000).
6.25    280G Matters. To the extent that any “disqualified individual” (within the meaning of Section 280G(c) of the Code and the regulations thereunder) has the right to receive any payments or benefits that could be deemed to constitute “parachute payments” (within the meaning of Section 280G(b)(2)(A) of the Code and the regulations thereunder), then, the Company will (i) prior to the Closing Date, use commercially reasonable efforts to obtain from each such “disqualified individual” a waiver of such disqualified individual’s rights to some or all of such payments or benefits (the “Waived 280G Benefits”) so that any remaining payments and/or benefits shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G of the Code and the regulations thereunder), and (ii) prior to the Closing Date, with respect to each individual who agrees to the waiver described in clause (i), submit to a vote of holders of the equity interests of the Company entitled to vote on such matters, in a manner intended to comply with Section 280G(b)(5) of the Code and the regulations promulgated thereunder, along with adequate disclosure intended to satisfy such requirements (including Q&A 7 of Section 1.280G-1 of such regulations), the right of any such “disqualified individual” to receive the Waived 280G Benefits. At least three (3) Business Days prior to soliciting such waivers and approval, the Company shall provide drafts of such waivers and disclosure and approval materials, including the underlying Section 280G calculations, to Parent for its review and comment prior to soliciting such waivers, provided that the Company shall accept all reasonable and timely comments provided by Parent. If any of the Waived 280G Benefits fail to be approved as contemplated above, such Waived 280G Benefits shall not be made or provided. To the extent applicable, the Company shall deliver to Parent evidence that a vote of holders of the equity interests of the Company was solicited in accordance with the foregoing provisions of this Section 6.25 and that either (i) the requisite number of votes of holders of the equity interests of the Company was obtained with respect to the Waived 280G Benefits (the “280G Approval”) or (ii) the 280G Approval was not obtained, and, as a result, no Waived 280G Benefits shall be made or provided.

ARTICLE VII
CONDITIONS OF CLOSING
7.01    Conditions to Obligations of Each Party. The respective obligations of each party to consummate the Transactions are subject to the fulfillment of each of the following conditions:
(a)    there shall not be any Governmental Order or other Law enjoining, prohibiting or preventing the consummation of the Transactions;
(b)    any required waiting periods (including any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have terminated or expired; and
(c)    the Reorganization shall have been completed.
7.02    Additional Conditions to Obligations of Parent, R1 and Merger Sub. The obligations of Parent, R1 and Merger Sub to consummate the Transactions are subject to the fulfillment of each of the following conditions (any or all of which may be waived in writing by Parent in whole or in part in its sole discretion):
(a)    (i) each of the Fundamental Representations (other than the representations and warranties contained in Section 4.02(a)) shall be true and correct in all material respects as of the date hereof and as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), (ii) the representations and warranties of the Company contained in Section 4.02(a) shall be true and correct in all respects as of the date hereof and as of the Closing Date, except for de minimis inaccuracies, (iii) the representations and warranties of the Company contained in the last sentence of Section 4.07 shall be true and correct in all respects as of the date hereof and (iv) each of the other representations and warranties of the Company contained in Article IV shall be true and correct (without giving effect to any materiality or “Company Material Adverse Effect” qualifications set forth therein) as of the date hereof and as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except where the failure of such representations or warranties to be true and correct has not had, and would not be reasonably expected to have, a Company Material Adverse Effect;
(b)    the Company shall have performed or complied in all material respects with each of the agreements and covenants required by this Agreement to be performed or complied with by the Company on or prior to the Closing Date;
(c)    since the date of the Agreement, there shall not have been a Company Material Adverse Effect;
(d)    Parent shall have received a duly authorized certificate of an executive officer of the Company dated as of the Closing Date that the conditions set forth in subsections (a), (b) and (c) of this Section 7.02 have been satisfied;

(e)    the Securityholder Representative and the Paying Agent shall have entered into the Paying Agent Agreement;
(f)    the Securityholder Representative and the Escrow Agent shall have entered into the Escrow Agreement;
(g)    the Company shall have delivered the Company Financial Statements (excluding the 606 Financial Statements) to Parent;
(h)    R1 and Ascension Health (“Ascension Health”) shall have executed, and confirmed execution thereof to the Company, an agreement incorporating the terms set forth in that certain term sheet between R1 and Ascension Health delivered to the Company on the date hereof (which agreement may take the form of a supplement or an amendment to their existing master professional services agreement or a new agreement, as determined by R1 and Ascension Health); and
(i)    the Company shall have delivered to Parent evidence of the termination of those Related Party Transactions set forth on Section 6.22 of the Company Disclosure Schedule, each in a form reasonably acceptable to Parent.
7.03    Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Transactions are subject to the fulfillment of each of the following conditions (any or all of which may be waived in writing by the Company in whole or in part in its sole discretion):
(a)    (i) each of the Parent Fundamental Representations shall be true and correct in all material respects as of the date hereof and as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), and (ii) each of the other representations and warranties of Parent, R1 and Merger Sub contained in Article V shall be true and correct (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications therein) as of the date hereof and as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except where the failure of such representations or warranties to be true and correct has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect;
(b)    Parent, R1 and Merger Sub shall have performed or complied in all material respects with each of the agreements and covenants required by this Agreement to be performed or complied with by Parent, R1 and Merger Sub on or prior to the Closing Date;
(c)    the Company shall have received a duly authorized certificate of an executive officer of Parent dated as of the Closing Date that the conditions set forth in subsections (a) and (b) of this Section 7.03 have been satisfied;
(d)    R1 Stockholder Approval shall have been obtained;

(e)    Parent and the Paying Agent shall have entered into the Paying Agent Agreement; and
(f)    Parent and the Escrow Agent shall have entered into the Escrow Agreement.
ARTICLE VIII

TERMINATION
8.01    Termination of Agreement. This Agreement may be terminated at any time prior to the Effective Time:
(a)    at the election of the Company or Parent on or after June 23, 2018 (the “Outside Date”), if the Closing shall not have occurred by 4:00 p.m. prevailing Eastern time on such date; provided, however, that neither the Company nor Parent may terminate this Agreement pursuant to this Section 8.01(a) if it (or, in the case of Parent, R1 or Merger Sub) is in breach of any of its obligations hereunder and such breach primarily causes, or results in, either (i) the failure to satisfy the conditions to the obligations of the terminating party set forth in Article VII prior to the Outside Date, or (ii) the failure of the Closing to have occurred prior to the Outside Date; provided, further, that neither the Company nor Parent shall have the right to terminate this Agreement pursuant to this Section 8.01(a) in the event the other party has initiated proceedings to specifically enforce this Agreement while such proceedings are still pending;
(b)    by mutual written consent of the Company and Parent;
(c)    by the Company or Parent if there shall be in effect a final, nonappealable Governmental Order of a Governmental Entity or Law enjoining, prohibiting or preventing the consummation of the Transactions; provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(c) shall not be available to the party seeking to terminate if a material breach by such party (or, in the case of Parent, R1 or Merger Sub) of any of its representations, warranties, covenants contained in this Agreement resulted in a failure of a condition set forth in Article VII or resulted in the issuance of such nonappealable Governmental Order or Law;
(d)    by Parent if (i) none of Parent, R1 or Merger Sub is in material breach of any of their respective representations, warranties or covenants hereunder and (ii) the Company is in material breach of any of its representations, warranties or covenants hereunder that would render any condition set forth in Section 7.01, Section 7.02(a) or Section 7.02(b) not to be satisfied, and such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) fifteen (15) Business Days after the giving of written notice by Parent to the Company and (y) three (3) Business Days prior to the Outside Date;
(e)    by the Company (i) if the Company is not in material breach of its representations, warranties or covenants hereunder and (ii) Parent, R1 or Merger Sub is in breach of any of its respective representations, warranties or covenants hereunder that would render any condition set forth in Section 7.01, Section 7.03(a) or Section 7.03(b) not to be satisfied, and such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) fifteen (15) Business Days after the giving of written notice by the Company to Parent and (y) three (3) Business Days prior to the Outside Date;
(f)    by Parent, if the Company has not delivered to Parent a written consent constituting the Company Stockholder Approval on or prior to such time that is two (2) hours after the execution of this Agreement;
(g)    by the Company, if (i) all of the conditions set forth in Section 7.01 and Section 7.02 have been satisfied or (to the extent permitted by Law) waived (other than those conditions that by their terms or nature are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied at the Closing), (ii) the Company has subsequently confirmed to Parent in writing that (A) all of the conditions set forth in Section 7.01 and 7.03 have been satisfied (other than those conditions that by their terms or nature are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied at the Closing) (or the Company is willing to waive any unsatisfied conditions in Section 7.01 and 7.03) and (B) it is ready, willing and able to consummate the Closing and the Transactions, and (iii) Parent, R1 and Merger Sub have failed to complete the Closing within three (3) Business Days following the date of the notice described in clause (ii);
(h)    by the Company on April 23, 2018 (the “Ascension Measurement Date”) or thereafter if (i) the condition set forth in Section 7.02(h) has not been satisfied and (ii) Parent has not waived the condition set forth in Section 7.02(h) in writing on or prior to the Ascension Measurement Date; provided, however, that notwithstanding anything to the contrary herein, in the event that (i) Parent waives the condition set forth in Section 7.02(h), (ii) all of the conditions set forth in Section 7.01 and Section 7.02 have been satisfied or (to the extent permitted by Law) waived (other than those conditions that by their terms or nature are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied at the Closing), (iii) the Company has subsequently confirmed to Parent in writing that (A) all of the conditions set forth in Section 7.01 and 7.03 have been satisfied (other than those conditions that by their terms or nature are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied at the Closing) (or the Company is willing to waive any unsatisfied conditions in Section 7.01 and 7.03) and (B) it is ready, willing and able to consummate the Closing and the Transactions, and (iv) Parent, R1 and Merger Sub have failed to complete the Closing within three (3) Business Days following the date of the notice described in clause (iii) because the financing contemplated by the Subordinated Debt Commitment Letter is not funded or the financing contemplated by the Senior Debt Commitment Letter is not funded solely as a result of the failure to be satisfied of the condition set forth in numbered paragraph (8) of Annex III to the Senior Debt Commitment Letter, the Company shall be entitled to terminate this Agreement pursuant to this Section 8.01(h); or
(i)    by the Company, unless, on or prior to such time that is two (2) hours after the execution of this Agreement, R1 has delivered to the Company a written consent constituting the R1 Stockholder Approval.
Notwithstanding anything else in this Agreement, the right to terminate this Agreement under this Section 8.01 shall not be available to any party whose breach of its representations or warranties set forth herein or whose failure to fulfill its obligations or to comply with its covenants under this Agreement has been the primary cause of, or primarily resulted in, the failure to satisfy any condition to the obligations of the other party hereunder.
8.02    Effect of Termination. The party desiring to terminate this Agreement pursuant to Section 8.01, shall give written notice thereof to the other party or parties hereto. In the event that this Agreement is validly terminated in accordance with Section 8.01, this Agreement will forthwith become void and of no effect, each of the parties shall be relieved of its duties and obligations arising under this Agreement and such termination shall be without any liability to the Company, Parent, R1 or Merger Sub or their respective Subsidiaries, officers or directors; provided, however, that (i) subject to the terms of this Section 8.02, no such termination shall relieve any party hereto from liability for any intentional and material breach occurring prior to such termination, (ii) the provisions of Section 6.07, this Section 8.02, 8.03 and Article X shall remain in full force and effect and survive any termination of this Agreement in accordance with its terms and (iii) in the event the Company terminates this Agreement pursuant to Section 8.01(g) or Section 8.01(h), as applicable, Parent, R1 or Merger Sub’s obligations shall be limited in all respects to Parent paying the Reverse Termination Fee or the Ascension Termination Fee, as applicable. In the event of the termination of this Agreement by either the Company or Parent as provided in Section 8.01: (a) each party, if so requested by any other party, will return or destroy promptly every document furnished to it by such other party (or any Affiliate or Representative of such other party) in connection with the Transactions, whether so obtained before or after the execution of this Agreement, and any copies thereof (except for copies of documents publicly available) that may have been made, and will use reasonable best efforts to cause its Representatives and any Representatives of financial institutions, financing sources and others to whom such documents were furnished promptly to return or destroy such documents and any copies thereof any of them may have made; and (b) the Confidentiality Agreement will remain in full force and effect and survive the termination of this Agreement in accordance with its terms.
8.03    Termination Fees.
(a)    In the event that the Company validly terminates this Agreement pursuant to Section 8.01(g), then Parent shall pay to the Company, within three (3) Business Days of such termination, a fee in an amount equal to $23,000,000 (the “Reverse Termination Fee”) in cash by wire of immediately available funds to an account or accounts designated by the Securityholder Representative. In the event that the Company validly terminates this Agreement pursuant to Section 8.01(h), then Parent shall pay to the Company, within five (5) Business Days of such termination, a fee in an amount equal to $32,200,000 (the “Ascension Termination Fee”, and together with the Reverse Termination Fee, the “Termination Fees”) in cash by wire of immediately available funds to an account or accounts designated by the Securityholder Representative. For the avoidance of doubt, the Company will not be permitted to terminate this Agreement pursuant to Section 8.01(h) (or collect the Ascension Termination Fee as a result of a termination pursuant to Section 8.01(h)) if Parent has irrevocably waived the condition set forth in Section 7.02(h) on or prior to the Ascension Measurement Date. Notwithstanding anything to the contrary in this Agreement or the prior termination of this Agreement, Parent shall be entitled, within five (5) Business Days of the Company’s termination of this Agreement in accordance with this Section

8.03, in its sole discretion, to settle any claims arising from or relating to this Agreement by consummating the transactions contemplated by this Agreement in accordance with the terms hereof.
(b)    Each of the parties hereto acknowledges and agrees that the agreements contained in Section 8.03 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties hereto would not enter into this Agreement. Each of the parties hereto further acknowledges that the payment by Parent of either of the Termination Fees is not a penalty, but constitutes liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which such fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. The parties hereto acknowledge and agree that in no event shall Parent be required to pay (i) both the Reverse Termination Fee and the Ascension Termination Fee or (ii) the Reverse Termination Fee or the Ascension Termination Fee on more than one occasion.
(c)    Notwithstanding anything to the contrary in this Agreement, but subject to the Company’s rights expressly set forth in Section 10.13, each of the parties hereto expressly acknowledges and agrees that the Company’s right to terminate this Agreement under Section 8.01(g) or Section 8.01(h) and the Company’s right to receive payment of either of the Termination Fees (if payable pursuant to Section 8.03(a)) shall be the sole and exclusive remedy of the Company, the Company Subsidiaries and each of the foregoing Person’s former, current or future Affiliates, their and their respective Affiliates’ management companies, investment vehicles, controlling persons, officers, directors, employees, stockholders, general or limited partners, members, managers, agents, Representatives, successors and assigns (each a “Company Related Party”) against the Parent, R1, Merger Sub, the Financing Sources, Ascension Health and each of the foregoing Person’s former, current or future Affiliates, management companies, investment vehicles, controlling persons, officers, directors, employees, stockholders, general or limited partners, members, managers, agents Representatives, successors and assigns (each a “Parent Related Party”) with respect to any losses in respect of this Agreement or the Transactions, and the Company Related Parties shall be deemed to have waived all other remedies (including equitable remedies) with respect to any losses suffered as a result of the failure of the Closing to occur or for a breach or failure to perform hereunder, under the Debt Commitment Letter or otherwise, and, upon payment of either of the Termination Fees to the Company pursuant to Section 8.03(a), none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions (except that Parent shall continue to be obligated to the Company for amounts only to the extent payable under Section 8.03(d)). Except for a claim to recover any Termination Fee (to the extent payable), no Company Related Party shall bring, and the Company shall direct all other Company Related Parties not to bring, and shall in no event support, facilitate or encourage, the bringing of any Action (under any legal theory, whether sounding in law or in equity (in each case whether for breach of contract, in tort or otherwise)) against a Parent Related Party with respect to, arising out of, or in connection with, the failure of the Closing to occur or for a breach or failure to perform hereunder, under the Debt Commitment Letter or otherwise (in any case, whether willfully, intentionally, unintentionally or otherwise), and the Company shall cause any such Action pending as of any termination of this Agreement to be dismissed with prejudice as promptly as practicable after such termination. Notwithstanding anything to the contrary in this Agreement (including this Section 8.03), following the termination of this Agreement in accordance with its terms, under no circumstances will any Company Related Party, or the Company Related Parties in the aggregate, be entitled to monetary damages or monetary remedies for any claims, damages or other losses suffered as a result of the failure of the transactions contemplated by this Agreement or in the Debt Commitment Letter to be consummated or for a breach or failure to perform hereunder or thereunder or for any representation made or alleged to have been made in connection herewith or therewith, in excess of the amount of the applicable Termination Fee. Notwithstanding the foregoing, nothing in this Section 8.03 shall be in any way limit or modify the rights of Parent and its Affiliates under the Debt Commitment Letter or the obligations of the Financing Sources under the Debt Commitment Letter.
(d)    If Parent fails to pay either of the Termination Fees when due, Parent shall also pay to the Company all of the Company’s reasonable costs and expenses (including attorneys’ fees) in connection with all Actions to collect such Termination Fee and such other amounts to the extent such Termination Fee is paid, or ordered or otherwise directed by a court of competent jurisdiction in a final, non-appealable order with respect thereto, to be paid, to the Company.
ARTICLE IX
INDEMNIFICATION
9.01    Survival. The representations, warranties, covenants and agreements of the parties contained in this Agreement shall not survive the Closing and there shall be no liability in respect thereof, whether such liability has accrued prior to or after the Closing, on the part of any party, its Affiliates or any of their respective officers, directors, agents or other Representatives, except that (i) those covenants and agreements that by their terms apply or are to be performed, in whole or in part, at or after the Closing shall survive the Closing until the date on which the performance of such covenant is completed (after which such covenant shall terminate) (the “Surviving Covenants”) and (ii) this Article IX shall survive the Closing and continue in full force and effect until the twenty-four (24) month anniversary of the Closing Date. No Claim (as defined below) may be made for indemnification pursuant to this Article IX after the expiration of the survival period set forth above; provided that, if the Indemnified Party in good faith delivers written notice pursuant to Section 9.03 to the other party of a Claim prior to the twenty-four (24) month anniversary of the Closing Date, such Claim shall survive (and any applicable statute of limitations shall be tolled), but solely with respect to the matter that is the subject of such notice, until resolved by the parties or judicially determined by a court of competent jurisdiction.
9.02    Indemnification for Specified Matters. Subject to the limitations set forth in this Article IX, from and after the Closing, each of the Company Stockholders, agrees to indemnify and hold Parent, R1, Merger Sub, the Surviving Corporation, their Subsidiaries and Affiliates and each of their respective equityholders, directors, officers, employees, members, partners, agents, representatives, successors and assigns (collectively, the “Indemnified Parties”) harmless and reimburse, solely and exclusively from the Specified Matters Escrow Account, from, in connection with, against and in respect of, any and all Losses incurred or suffered by any of them to the extent resulting from or based upon the Specified Matters.

9.03    Claims Procedure.
(a)    In the event that, subsequent to the Closing, any Indemnified Party has (i) a claim for indemnification against an Indemnifying Party (as defined below) pursuant to Section 9.02 (a “Direct Claim”) or (ii) receives notice of the assertion of any claim, the issuance of any order or the commencement of any Action by any Person who is not a party to this Agreement or an Affiliate of such party, including any Governmental Entity, against such Indemnified Party (a “Third-Party Claim” and together with any Direct Claim, each, a “Claim”), for which any Company Stockholder is or may be required to provide indemnification under this Agreement, the Indemnified Party shall give written notice thereof to the indemnifying party (the “Indemnifying Party”) (including, in each case to the extent known, by providing reasonable detail of the facts giving rise to such Claim and the amount or estimated amount of Losses, resulting from or based upon such Claim), together with a statement of any available information regarding such Claim, promptly but in any event within thirty (30) days after learning of such Claim (or within such shorter time as may be necessary to give the Indemnifying Party a reasonable opportunity to respond to and defend any Third-Party Claim); provided that the failure to so notify an Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent that (and only to the extent that) the Indemnifying Party has been materially prejudiced thereby.
(b)    The Indemnifying Party shall have the right (subject to the limitations set forth below), upon written notice to the Indemnified Party within thirty (30) days after receipt from the Indemnified Party of notice of any Third-Party Claim, to conduct at its expense the defense against such Third-Party Claim by appointing counsel reasonably acceptable to the Indemnified Party to be the lead counsel in connection with such defense; provided, that prior to the Indemnifying Party assuming control of such defense it shall first verify to the Indemnified Party in writing that such Indemnifying Party shall (subject to any dollar limitations set forth herein) be responsible for all liabilities and obligations relating to such Third-Party Claim and that (subject to any dollar limitations set forth herein) it shall provide indemnification to the Indemnified Party with respect to such Action giving rise to such Third-Party Claim. In the event that the Indemnifying Party elects to conduct the defense of the subject Third-Party Claim, the Indemnifying Party shall control such defense, and the Indemnified Party will cooperate with and make available to the Indemnifying Party such assistance and materials as may be reasonably requested by it. The Indemnified Party shall have the right to participate in the defense assisted by counsel of its own choosing, it being understood that the Indemnifying Party shall control such defense, provided that the Indemnifying Party will not be liable to the Indemnified Party for any legal or other expenses incurred by the Indemnified Party in connection with the defense thereof, except in the event that the Indemnified Party determines in good faith and upon the reasonable opinion of outside counsel to the Indemnified Party that there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, in which case the Indemnifying Party shall be liable for the reasonable fees and expenses of one (1) counsel to the Indemnified Party, subject to the limitations in this Article IX. Notwithstanding anything to the contrary contained herein, the Indemnifying Party shall not be entitled to assume control of such defense if (1) the Third-Party Claim relates to or arises in connection with any criminal or regulatory action taken by a Governmental Entity, indictment, allegation or investigation, (2) the Third-Party Claim does not involve money damages and primarily seeks an injunction or other equitable relief against the Indemnified Party, (3) upon petition by the Indemnified Party, the appropriate court rules that the Indemnifying Party failed or is failing to diligently prosecute or defend such Third-Party Claim, (4) the Indemnifying Party reasonably believes in good faith that the Losses relating to the Third-Party Claim could exceed the maximum amount that such Indemnified Party could then be entitled to recover under the applicable provisions of this Article IX, or (5) it is reasonably expected that the Indemnified Party (as opposed to the Indemnifying Party) will bear a greater portion of the Losses with respect to such Third-Party Claim. If the Indemnifying Party assumes the defense of a Third-Party Claim, no compromise or settlement of such Third-Party Claim may be effected by the Indemnifying Party without the Indemnified Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided that if (x) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party or (y) such compromise or settlement expressly and unconditionally releases the Indemnified Party from all liabilities and obligations with respect to such claim, then the prior written consent of the Indemnified Party is not required. If a firm offer is made to settle a Third-Party Claim, which offer the Indemnifying Party is permitted to settle under this Section 9.03 only upon the prior written consent of the Indemnified Party, and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party will give prompt written notice to the Indemnified Party to that effect. If the Indemnified Party fails to consent to such firm offer within ten (10) days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third-Party Claim and, in such event, the maximum liability of the Indemnifying Party as to such Third-Party Claim will not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to a firm offer made to settle a Third-Party Claim and also fails to assume the defense of such Third-Party Claim, the Indemnifying Party may settle the Third-Party Claim upon the terms set forth in such firm offer to settle such Third-Party Claim. Notwithstanding anything contained herein to the contrary, no Indemnified Party shall settle any Third-Party Claim without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld, conditioned or delayed).
(c)    Any Direct Claim by an Indemnified Party for indemnification not involving a Third-Party Claim may be asserted by giving the Indemnifying Party written notice thereof in accordance with Section 9.03(a). The Indemnifying Party shall have thirty (30) calendar days after its receipt of such notice to respond in writing to such Direct Claim. If the Indemnifying Party has timely disputed its liability with respect to such Direct Claim, the Indemnifying Party and the Indemnified Party shall use commercially reasonable efforts to negotiate in good faith a resolution of such dispute and, if not resolved through negotiations within sixty (60) days after the conclusion of the thirty (30)-day response period, such dispute shall be resolved by litigation in an appropriate court of competent jurisdiction or by any other means to which the Indemnifying Party and the Indemnified Party shall agree. If the Indemnifying Party does not notify the Indemnified Party within thirty (30) calendar days following its receipt of such notice that the Indemnifying Party disputes its liability to the Indemnified Party, such Direct Claim specified by the Indemnified Party in such notice shall be conclusively deemed an obligation of the Indemnifying Party hereunder, and the Indemnified Party will direct the Escrow Agent to pay the amount of such Losses to the Indemnified Party on demand.

9.04    Certain Limitations.
(a)    The amount of any Losses payable under this Article IX by the Indemnifying Party shall be net of (i) any amounts actually recovered by the Indemnified Party under applicable insurance policies or from any other Person alleged to be responsible therefor and (ii) any reduction in cash Taxes otherwise payable (determined on a with and without basis) to the extent actually realized by the Indemnified Party arising from the incurrence or payment of any such Losses no later than the second taxable year after the taxable year in which the indemnification payment is made. If the Indemnified Party or any Affiliate thereof receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Losses, subsequent to an indemnification payment by the Indemnifying Party, or actually realizes such a reduction in Taxes (calculated as described in the preceding sentence) subsequent to an indemnification payment by the Indemnifying Party, in each case that was not taken into account under the immediately preceding sentence, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any such payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification payment up to the amount received or realized by the Indemnified Party net of any expenses incurred by such Indemnified Party in collecting such amount and any increases in insurance premiums.
(b)    The Indemnified Parties agree to take all reasonable steps to mitigate any Losses arising out of or relating to the Specified Matters consistent with Delaware Law.
(c)    Notwithstanding anything in this Agreement to the contrary, recovery from the Specified Matters Escrow Account shall be the sole and exclusive remedy available to any Indemnified Party for Losses related to, in connection with or arising from the Specified Matters, and on the date that the amount of cash in the Specified Matters Escrow Account is reduced to zero, the Indemnified Parties shall have no further rights to indemnification under this Article IX.
9.05    Release of Escrow Funds. Subject to any other limitations set forth herein, in the event of any Remaining Specified Matters Escrow Amount on the day that is twenty-four (24) months following the Closing Date that is not subject to a then pending Claim for indemnification pursuant to Section 9.02, such Remaining Specified Matters Escrow Amount shall be released to the Paying Agent (for distribution to the Company Stockholders) pursuant to the terms of the Escrow Agreement.
9.06    Exclusive Remedy. Each party hereto acknowledges and agrees that, from and after the Closing (except for (i) disputes under Section 3.06, which disputes will be resolved in accordance with the dispute mechanism set forth in Section 3.06, (ii) any claims based upon Fraud, (iii) any claims made pursuant to the RWI Policy or (iv) any claims based upon breach of any Surviving Covenant) its sole and exclusive remedy with respect to any and all claims relating to the subject matter of this Agreement and the Company Disclosure Schedule and the Transactions shall be pursuant to the indemnification provisions set forth in this Article IX; provided, however, that each party hereto shall be entitled to specific performance for failure of the other party to perform its obligations hereunder, as provided in Section 10.13. For the avoidance of doubt, nothing in this Article IX shall limit any claims based upon Fraud.

9.07    Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Final Cash Merger Consideration for Tax purposes, unless otherwise required by Law.
ARTICLE X
MISCELLANEOUS
10.01    Assignment; Binding Effect. This Agreement and the rights hereunder are not assignable unless such assignment is consented to in writing by both Parent and the Company and, subject to the preceding clause, this Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns. Notwithstanding the foregoing, Parent may, without the consent of any other party, assign its respective rights and obligations hereunder, in whole or in part, (i) following the Closing, to any of its Lenders as collateral security or (ii) prior to or following the Closing, to any of Parent’s direct or indirect wholly-owned Subsidiaries, so long as such assignment does not relieve Parent of its obligations hereunder.
10.02    Governing Law; Jurisdiction.
(a)    This Agreement and all Actions (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any Action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the Laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. Notwithstanding anything to the contrary contained in this Agreement, all disputes against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the transactions contemplated thereby, whether in contract, tort or otherwise, will be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed entirely within the State, without regard to conflict of law principles that would result in the application of any law other than the law of the State of New York.
(b)    Each of the parties hereto hereby irrevocably and unconditionally (i) submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept or lacks jurisdiction over a particular matter, any Federal court of the United States of America sitting in the State of Delaware or if such Federal court of the United States lacks jurisdiction, any Delaware state court), and any appellate court from any thereof, in any Action arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any Action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such Actions shall be heard and determined in such Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any Federal court of the United States of America sitting in the State of Delaware), (ii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any Action arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any Action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) in the Delaware Court of Chancery, any Federal court of the United States of America sitting in the State of Delaware, or in any Delaware State court, (iii) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in any such court and (iv) agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to it at the applicable address in Section 10.04 set forth below shall be effective service of process for any Action brought in any such court. Notwithstanding anything to the contrary contained in this Agreement, each Company Related Party and each of the other parties hereto (i) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (ii) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (iii) waives and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (iv) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.
10.03    WAIVER OF JURY TRIAL. EACH OF THE COMPANY RELATED PARTIES AND EACH OF OTHER PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THE NEGOTIATION, EXECUTION, PERFORMANCE, AND ENFORCEMENT OF THIS AGREEMENT, THE FINANCING OR ANY OTHER TRANSACTION AGREEMENT OR INSTRUMENT ENTERED INTO IN CONNECTION HEREWITH AND FOR ANY COUNTERCLAIM WITH RESPECT THERETO (INCLUDING ANY ACTION AGAINST ANY FINANCING SOURCE). EACH OF THE PARTIES HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR THE TRANSACTIONS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.03.

10.04    Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) when received if delivered personally, (b) when sent by facsimile or e-mail (provided the relevant transmission report indicates a successful transmission to the intended recipient), (c) on the next Business Day when sent by overnight courier service and (d) when received if mailed by certified or registered mail, return receipt requested, with postage prepaid, in each case, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
If to the Company (prior to the Effective Time), to:
Intermedix Holdings, Inc.
424 Church Street, Suite 2400
Nashville, TN 37219
Attn: Joel Portice and Melissa Leigh
E-mail:     Joel.Portice@intermedix.com; Melissa.leigh@intermedix.com
and to:
c/o Thomas H. Lee Partners, L.P.
100 Federal St., 35th Floor
Boston, Massachusetts 02110
Attn: Todd Abbrecht, Joshua Nelson & Shari Wolkon
Fax: (617) 227-3514
E-Mail: tabbrecht@thl.com, jnelson@thl.com and swolkon@thl.com

If to the Securityholder Representative, to:
Thomas H. Lee Equity Fund VI, L.P.
c/o Thomas H. Lee Partners, L.P.
100 Federal St., 35th Floor
Boston, Massachusetts 02110
Attn: Todd Abbrecht, Joshua Nelson & Shari Wolkon
Fax: (617) 227-3514
E-Mail: tabbrecht@thl.com, jnelson@thl.com and swolkon@thl.com with copies (which shall not constitute notice), in the case of notice to the Company (prior to the Effective Time) or the Securityholder Representative, to:
Weil, Gotshal & Manges LLP
100 Federal Street, 34th Floor
Boston, MA 02110
Facsimile: (617) 772-8333
Attention:     Shayla Harlev and Matthew Goulding
Email: shayla.harlev@weil.com and matthew.goulding@weil.com
If to Parent, R1, Merger Sub or the Company (on or after the Effective Time), to:

R1 RCM Inc.
401 N. Michigan Avenue, Suite 2700
Chicago, Illinois 60611
Attn:    General Counsel
E-mail: legal@r1rcm.com
with copies (which shall not constitute notice), in the case of notice to Parent, R1, Merger Sub or the Company (on or after the Effective Time), to:
Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
Attn: Richard Porter, P.C. and Maggie Flores
Facsimile No.: (312) 862‑2200
Email: richard.porter@kirkland.com; maggie.flores@kirkland.com or to such other address, facsimile number or person as a party shall have last designated by such notice to the other parties.
10.05    Headings. The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.
10.06    Fees and Expenses. Except as otherwise specified in this Agreement, each party shall bear its own costs and expenses (including investment advisory and legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby; provided, however, that Parent and R1 shall be responsible for (i) all Transfer Taxes, (ii) all fees and expenses related to financing transactions (including as a result of actions taken pursuant to Section 6.12), (iii) all fees and expenses in connection with any filing pursuant to the HSR Act, Competition Laws or any application or filing before a Governmental Entity, and (iv) the costs of the tail insurance policy referred to in Section 6.10, and (y) Parent and the Company shall each be responsible for 50% of the documented premium and expenses payable with respect to the RWI Policy.
10.07    Entire Agreement. This Agreement (including the Exhibits and Schedules), together with the other Transaction Agreements constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the parties with respect to such subject matter; provided, however, this Agreement shall not supersede the terms and provisions of the Confidentiality Agreement, which shall survive and remain in effect until the expiration or termination thereof in accordance with its terms and this Agreement.
10.08    Interpretation.
(a)    When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article, Section, Exhibit or Schedule of or to this Agreement

(or, (i) with respect to any references to Sections of the Company Disclosure Schedule in Article IV, the Company Disclosure Schedule and (ii) with respect to any references to sections of the Parent Disclosure Schedule in Article V, the Parent Disclosure Schedule) unless otherwise indicated.
(b)    Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
(c)    When a reference in this Agreement is made to a “party” or “parties,” such reference shall be to a party or parties to this Agreement unless otherwise indicated.
(d)    Unless the context requires otherwise, the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words in this Agreement refer to this entire Agreement and not to any particular Section or paragraph hereof.
(e)    Unless the context requires otherwise, words in this Agreement using the singular or plural number also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other genders.
(f)    References in this Agreement to “dollars” or “$” are to U.S. dollars.
(g)    All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.
(h)    Unless otherwise specified in this Agreement, all accounting terms used herein shall be interpreted and all accounting determinations hereunder shall be made in accordance with GAAP.
(i)    All references to “days” in this Agreement shall mean calendar days except where the defined term “Business Days” is expressly referenced.
(j)    If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.
(k)    This Agreement was prepared jointly by the parties and no rule that it be construed against the drafter will have any application in its construction or interpretation.
10.09    Company Disclosure Schedule.
(a)    The Company Disclosure Schedule and the information and disclosures contained therein relate to and qualify certain of the representations, warranties, covenants and obligations made by the Company in this Agreement and shall not be construed or otherwise deemed to constitute, any representation, warranty, covenant or obligation of the Company or any other Person except to the extent explicitly provided in the Agreement and shall not be deemed to expand in any way the scope or effect of any of such representations, warranties, covenants or obligations. No reference to or disclosure of any item or other matter in the Company Disclosure Schedule shall be construed as an admission or indication, in and of itself, that such item represents a material exception or material fact, event or circumstance, that such item has had or would reasonably be expected to have a Company Material Adverse Effect, or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedule. Such additional matters are set forth for informational purposes only. No reference in the Company Disclosure Schedule to any agreement or document, in and of itself, shall be construed as an admission or indication that such agreement or document is enforceable or currently in effect or that there are any obligations remaining to be performed or any rights that may be exercised under such agreement or document. No disclosure in the Company Disclosure Schedule relating to any possible breach or violation of, or non-compliance with, any agreement, law or regulation, in and of itself, shall be construed as an admission or indication that any such breach, violation or non-compliance exists or has actually occurred, and nothing in the Company Disclosure Schedule shall constitute an admission of any liability or obligation of any Person to any other Person or shall confer or give any third party any remedy, claim, liability, reimbursement, cause of action or any other right whatsoever. Neither the specification of any item or matter in any representation or warranty contained in the Agreement nor the inclusion of any specific item in the Company Disclosure Schedule is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the parties as to whether any obligation, item or matter not described in the Agreement or included in the Company Disclosure Schedule is or is not in the ordinary course of business for purposes of the Agreement. The Company Disclosure Schedule is arranged in sections corresponding to the Sections in the Agreement and any items or matters set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds and each other Section or subsection of the Agreement to the extent the relevance of such items or matters to such other Section or subsection of this Agreement is reasonably apparent on the face of such disclosure. The inclusion of any cross-references to any Schedules, or the failure to include such cross-references, shall not be deemed to mean that the relevance of any disclosure is not reasonably apparent on its face for the purposes of the immediately preceding sentence. The headings contained in the Company Disclosure Schedule are included for convenience and reference only, and are not intended to limit the effect of the disclosures contained in the Company Disclosure Schedule or to expand, modify or influence the scope of the information required to be disclosed in the Company Disclosure Schedule or the interpretation of this Agreement.
(b)    The information contained in the Company Disclosure Schedule is confidential, proprietary information of the Company, and Parent, R1 and Merger Sub shall be obligated to maintain and protect such confidential information pursuant to this Agreement and the Confidentiality Agreement. In disclosing the information in the Company Disclosure Schedule, the Company expressly does not waive any attorney-client privilege or other similar privilege associated with such information or any protection afforded by the work-product doctrine or other similar doctrine with respect to any of the matters disclosed or discussed herein.
10.10    Waiver and Amendment. This Agreement may be amended, modified or supplemented only by a mutual written agreement executed and delivered by the Company (with the consent of the Securityholder Representative) and Parent. Except as otherwise provided in this Agreement, any failure of any party to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Notwithstanding the foregoing provisions of this Section 10.10, no amendment or modification or waiver in any manner of Section 8.03(c), Section 10.02, Section 10.03, Section 10.10, Section 10.12, Section 10.13(b) and Section 10.16(b) (and the related definitions in this Agreement (solely as such definitions are used therein)) that is adverse to the Financing Sources shall become effective without the prior written consent of the adversely affected Financing Sources.
10.11    Counterparts. This Agreement may be executed in any number of counterparts, including by means of facsimile or email in Portable Document Format, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.
10.12    Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of, and be enforceable by, only the parties hereto and their respective successors and permitted assigns except (a) as set forth in Section 6.10, Section 10.15, and Section 10.16, (b) for the right of the Company on behalf of the Company Stockholders to pursue damages in the event the Closing has not occurred as a result of Parent’s, R1’s or Merger Sub’s breach of this Agreement or (c) after the Effective Time, if Parent or R1 shall not have made payments in accordance with Article III, the right of the Securityholder Representative (on behalf of each Company Stockholder) to enforce directly the Company Stockholders’ right to receive the amounts payable pursuant to Article III. Nothing herein, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement; provided that the provisions of Section 8.03(c), Section 10.02, Section 10.03, Section 10.10, this Section 10.12, Section 10.13(b) and Section 10.16(b) (and the related definitions in this Agreement (solely as such definitions are used therein)), in each case, solely as and to the extent pertaining to the Financing Sources, are intended to be for the benefit of, and shall be enforceable by, the Financing Sources.
10.13    Remedies.
(a)    Immediate, extensive and irreparable damage would occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, subject to Section 10.01, Section 10.02, and Section 10.13(b), if for any reason the Company, Parent, R1 or Merger Sub shall have failed to perform its obligations under this Agreement or otherwise breached this Agreement prior to Closing or the earlier valid termination of this Agreement pursuant to Section 8.01, then the party seeking to enforce this Agreement against such nonperforming party under this Agreement shall be entitled to specific performance and the issuance of immediate injunctive and other equitable relief without the necessity of proving the inadequacy of money damages as a remedy, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to and not in limitation of any other remedy to which they are entitled at law or in equity. Prior to the Closing or the earlier valid termination of this Agreement pursuant to Section 8.01, to the extent any party hereto brings any Action, claim, complaint or other proceeding, in each case, before any Governmental Entity to enforce specifically the performance of the terms and provisions of this Agreement prior to the Closing, the Outside Date shall automatically be extended by (i) the amount of time during which such Action, claim, complaint or other proceeding is pending, plus 20 Business Days, or (ii) such other time period established by the court presiding over such Action, claim, complaint or other proceeding.
(b)    Notwithstanding anything to the contrary in this Agreement (including the provisions of Section 10.13(a)), the right of the Company to seek specific performance of Parent’s obligation to pay the Estimated Cash Merger Consideration and to consummate the Closing in accordance with Section 2.02 shall only be available if (and so long as): (i) all conditions in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied at the Closing, but each of which is capable of being, and is reasonably expected to be satisfied at the Closing) have been satisfied or waived at the time when the Closing would have occurred in accordance with Section 2.02 (after taking into account the Marketing Period), (ii) the Debt Financing has been funded or will be funded at the Closing and (iii) the Company has irrevocably confirmed in writing to Parent (and the Company shall not have delivered written notice purporting to revoke such notice) that (1) all conditions in Section 7.01 and Section 7.03 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but each of which is capable of being, and is reasonably expected to be satisfied at the Closing) or the Company is willing to irrevocably waive such open condition(s) and (2) if specific performance is granted and the Debt Financing are funded, the Company stands ready, willing and able to consummate the Closing pursuant to Section 2.02. For the avoidance of doubt, while the Company may pursue either a grant of specific performance of the obligations of Parent, R1 and Merger Sub to consummate the Closing in accordance with the provisions set forth in this Section 10.11 and payment of either of the Termination Fees in accordance with Section 8.03, in no event shall Parent be obligated to both (x) specifically perform the obligation to consummate the Closing and (y) pay the Reverse Termination Fee or the Ascension Termination Fee.
10.14    Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.
10.15    Securityholder Representative.
(a)    Pursuant to the adoption of this Agreement by Company Stockholders representing greater than 50% of the outstanding shares of Company Common Stock, each Company Stockholder will be deemed to have irrevocably designated, appointed, authorized and empowered the Securityholder Representative to act as a representative for the benefit of each Company Stockholder as the exclusive agent and attorney‑in‑fact with the power and authority to act on behalf of each Company Stockholder in connection with and to facilitate the consummation of the Transactions (including the Merger), which shall include the power and authority as is necessary to carry out the functions assigned to the Securityholder Representative under this Agreement;

provided, however, that the Securityholder Representative shall have no obligation to the Company Stockholders to act, except as expressly provided herein, and without limiting the generality of the foregoing, the Securityholder Representative shall have the power and authority:
(i)    to execute and deliver such waivers and consents in connection with this Agreement and the other Transaction Agreements and the consummation of the Merger and other transactions contemplated hereby and thereby as the Securityholder Representative, in its sole discretion, may deem necessary or desirable, including any amendments or modifications to this Agreement or the other Transaction Agreements;
(ii)    to enforce and protect the rights and interests of the Company Stockholders and to enforce and protect the rights and interests of the Securityholder Representative arising out of or under or in any manner relating to this Agreement and the other Transaction Agreements and the other agreements contemplated hereby and thereby or the Merger and other transactions provided for herein or therein, and to take any and all actions which the Securityholder Representative believes are necessary or appropriate under this Agreement or the other Transaction Agreements for and on behalf of the Company Stockholders. Without limiting the generality of the foregoing, the Securityholder Representative may (A) assert any claim or institute any Action, (B) investigate, defend, contest or litigate any Action initiated by Parent, R1 or any other Person, or by any Governmental Entity against the Securityholder Representative or any of the Company Stockholders, (C) receive process on behalf of any or all Company Stockholders in any such Action and compromise or settle on such terms as it shall determine to be appropriate, and give receipts, releases and discharges with respect to, any such Action, (D) file any proofs of debt, claims and petitions as it may deem advisable or necessary, and (E) file and prosecute appeals from any decision, judgment or award rendered in any such Action (it being understood that the Securityholder Representative shall not have any obligation to take any such actions, and shall not have any liability for any failure to take any such actions);
(iii)    to refrain from enforcing any right of the Company Stockholders, arising out of or under or in any manner relating to this Agreement or the other documents contemplated hereby; provided, however, that no such failure to act on the part of the Securityholder Representative, except as otherwise provided in this Agreement or the other Transaction Agreements, shall be deemed a waiver of any such right or interest by the Securityholder Representative or by the Company Stockholders unless such waiver is in writing signed by the waiving party or by the Securityholder Representative;
(iv)    to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings (including, without limitation, the EMS Stockholders Agreement and any joinders thereto), and, in general, to do any and all things and to take any and all action that the Securityholder Representative, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the Merger and other transactions contemplated by this Agreement and the other Transaction

Agreements, and all other agreements, documents or instruments referred to herein or therein or executed in connection herewith and therewith;
(v)    to terminate this Agreement if the Company is entitled to do so;
(vi)    to give and receive all notices and communications to be given or received under this Agreement and to receive service of process in connection with any claims under this Agreement and the other Transaction Agreements, including service of process in connection with any arbitration;
(vii)    to determine whether to deliver a Notice of Disagreement and to resolve any disputes regarding the Closing Statement; and
(viii)    to make or receive any payments or to pay any expenses under or in connection with this Agreement or the other Transaction Agreements or on behalf of the Company Stockholders, including by using the Securityholder Representative Expense Amount (and any interest or earnings thereon) to satisfy costs, expenses and/or liabilities of the Securityholder Representative in connection with matters related to this Agreement or the other Transaction Agreements, with any balance of the Securityholder Representative Expense Amount not used for such purposes to be disbursed and paid, at such time as the Securityholder Representative determines, in its sole discretion, that no additional such costs, expenses or liabilities shall become due and payable, to the Company Stockholders in accordance with Section 3.06(f), which, for the avoidance of doubt, shall not be prior to the determination of the Final Cash Merger Consideration.
(b)    Parent and R1 may rely upon all actions taken or omitted to be taken by the Securityholder Representative pursuant to this Agreement and the other Transaction Agreements, all of which actions or omissions shall be legally binding upon the Company Stockholders.
(c)    The grant of authority provided for herein (i) is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Company Stockholder and (ii) shall survive the consummation of the Merger and other transactions contemplated hereby and by the other Transaction Agreements.
(d)    All actions taken by the Securityholder Representative under this Agreement and the other Transaction Agreements shall be binding upon all Company Stockholders and their respective successors and assigns as if expressly confirmed and ratified in writing by each of them. Parent shall serve notice to, and deal exclusively with, the Securityholder Representative with respect to any and all matters concerning any of the Company Stockholders arising out of or related to this Agreement or the other Transaction Agreements and all other agreements or instruments contemplated hereby or thereby or the Merger and other transactions contemplated hereby or thereby, unless otherwise instructed by the Securityholder Representative, and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document purported by the Securityholder Representative to have been executed by or on behalf of any of the Company Stockholders as fully binding upon them. If the Securityholder Representative shall resign, dissolve, cease to exist or otherwise be unable to fulfill its responsibilities as representative of the Company

Stockholders, the Company Stockholders shall, within 10 days after the occurrence of such event, appoint (by majority vote or written consent of the holders of shares of Company Common Stock) a successor representative and, promptly thereafter, shall notify the Company Stockholders and Parent of the identity of such successor. Any such successor shall succeed to the rights and obligations of the Securityholder Representative as representative of the Company Stockholders hereunder. If for any reason there is no Securityholder Representative at any time, all references herein or in any other agreement or instrument contemplated hereby to the Securityholder Representative in which the Securityholder Representative is authorized to act on behalf of the Company Stockholders shall be deemed to refer to the Company Stockholders. Each Company Stockholder upon the execution of a Letter of Transmittal, agrees that any action taken by the Securityholder Representative on its behalf pursuant to the terms of this Agreement, the other Transaction Agreements and the other agreements and instruments contemplated hereby and thereby, including all actions and inactions permitted by this Section 10.15, shall be fully binding on them.
(e)    By the execution of a Letter of Transmittal each Company Stockholder irrevocably shall agree and acknowledge that the Securityholder Representative shall have no liability to any Company Stockholder with respect to actions taken or omitted to be taken in its capacity as the Securityholder Representative and that the Securityholder Representative shall be under no obligation to take any action in its capacity as the Securityholder Representative, unless the Securityholder Representative has been provided with funds, security or indemnities which, in the sole determination of Securityholder Representative, are sufficient to protect the Securityholder Representative against the costs, expenses and liabilities which may be incurred by the Securityholder Representative in responding to such direction or taking such action. By the execution of a Letter of Transmittal each Company Stockholder irrevocably shall agree that the Securityholder Representative shall be entitled to engage such counsel, experts and other agents and consultants as it shall deem necessary in connection with exercising its powers and performing its function hereunder and (in the absence of bad faith on the part of the Securityholder Representative) shall be entitled to conclusively rely on the opinions and advice of such persons. By the execution of a Letter of Transmittal each Company Stockholder irrevocably shall agree that the Securityholder Representative shall be entitled to indemnification from the Company Stockholders against any loss, liability or expenses arising out of actions taken or omitted to be taken in its capacity as the Securityholder Representative (except for those arising out of Securityholder Representative’s gross negligence or willful misconduct), including the costs and expenses of investigation and defense of claims. The Company Stockholders will indemnify the Securityholder Representative in accordance with the immediately preceding sentence on a pro rata basis based on their respective equity interest in the Company as of immediately prior to the Closing.
(f)    The parties acknowledge that the Securityholder Representative’s obligations under this Section 10.15 are solely as a representative of the Company Stockholders and that the Securityholder Representative shall have no personal responsibility or liability for any expenses, costs or other liabilities incurred by it in such capacity.
10.16    No Recourse.

(a)    Except pursuant to the Letters of Transmittal, notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Agreement, each party covenants, agrees and acknowledges that no Persons other than the parties hereto have any liabilities, obligations, commitments (whether known or unknown or whether contingent or otherwise) hereunder, and that, notwithstanding that the Company Stockholders of the Company or their respective managing members or general partners may be partnerships or limited liability companies, no party has any right of recovery under this Agreement, or any claim based on such liabilities, obligations, commitments against, and no personal liability shall attach to, the former, current or future Company Stockholders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers or general or limited partners of any of party or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate or agent of any of the foregoing (collectively, but not including the parties hereto, each a “Non-Recourse Party”), through a party hereto or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of a party hereto against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or Law, or otherwise.
(b)    Notwithstanding anything to the contrary contained in this Agreement, no Company Related Party shall have any rights or claims against any Financing Source in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, and no Financing Source shall have any rights or claims against any Company Related Party, in connection with this Agreement, the Debt Financing or the transaction contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise; provided that following consummation of the transactions contemplated by this Agreement, the foregoing will not limit the rights of the parties to the Debt Financing under any commitment letter related thereto. Notwithstanding anything to the contrary contained in this Agreement, no Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature.
10.17    Representation. Parent and R1 hereby agree, on their own behalf and on behalf of its Affiliates and their respective officers, directors, employees, agents, representatives, successors and permitted assigns (the “Waiving Parties”) that Weil, Gotshal & Manges LLP may represent any or all of the Company Stockholders in the event such Person so requests, in connection with any dispute, litigation, claim, proceeding or obligation arising out of or relating to Section 3.06 and otherwise provide advice with respect to the interpretation of, and any negotiations in connection with, this Agreement and the Transactions or in connection with any other matter relating to the process for the sale of the Company by the Company Stockholders, and Parent, Merger Sub and the Company hereby waive (individually and on behalf of any Waiving Party claiming by, through or on behalf of any of them) any conflicts that may arise in connection with such representation. Each of Parent, R1 and the Company, for itself and the Waiving Parties, hereby irrevocably acknowledges and agrees that all communications pertaining to the Company Stockholders or any of their Affiliates, or any of their respective officers, directors, employees, agents, representatives, successors and permitted assigns (the “Seller Group”) and their counsel, including Weil, Gotshal & Manges LLP, made in connection with the negotiation, preparation, execution and delivery of this

Agreement or relating to the process for the sale of the Company by the Company Stockholders, are privileged communications between the Seller Group and such counsel and none of Parent, R1, the Company or any of the Waiving Parties, nor any Person purporting to act on behalf of or through Parent, R1 or the Company or any of the Waiving Parties, will seek to obtain the same by any process; provided, that applicable communications between the Company or any Company Subsidiary and their respective legal counsel, in each case, that were not made in connection with the negotiation, preparation, execution and delivery of this Agreement or that does not relate to the process for the sale of the Company by the Company Stockholders shall pass to the Company or such Company Subsidiary. From and after the Closing, each of Parent and the Company, on behalf of itself and the Waiving Parties, waives and will not assert any attorney-client privilege with respect to any communication between Weil, Gotshal & Manges LLP and the Company or any Person in the Seller Group occurring during the representation in connection with the negotiation, preparation, execution and delivery of this Agreement and the other agreements contemplated hereby and the consummation of the transactions contemplated hereby.
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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the day and year first above written.
INTERMEDIX HOLDINGS, INC.

By:	/s/ JOEL PORTICE Name: Joel Portice Title: Chief Executive Officer

THOMAS H. LEE EQUITY FUND VI, L.P.,
solely as the Securityholder Representative

By: THL Equity Advisors VI, LLC, its general partner
By: Thomas H. Lee Partners, L.P., its sole member
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ JOSHUA M. NELSON Name: Joshua M. Nelson Title: Managing Director

Signature Page to Merger Agreement

PROJECT LINKS PARENT, INC.

By:	/s/ JOSEPH FLANAGAN Name: Joseph Flanagan Title: Chief Executive Officer and President
PROJECT LINKS MERGER SUB, INC.

By:	/s/ JOSEPH FLANAGAN Name: Joseph Flanagan Title: Chief Executive Officer and President
R1 RCM INC.

By:	/s/ JOSEPH FLANAGAN Name: Joseph Flanagan Title: Chief Executive Officer and President

Signature Page to Merger Agreement